As confidentially submitted to the Securities and Exchange Commission on May 18, 2021 as Amendment No. 1

to the draft registration statement submitted on April 14, 2021. This Amendment No. 1 to the draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Xometry, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	7389	32-0415449
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

7529 Standish Place

Suite 200

Derwood, MD 20855

(240) 335-7914

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Randolph Altschuler

Chief Executive Officer

Xometry, Inc.

7529 Standish Place

Suite 200

Derwood, MD 20855

(240) 335-7914

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David Peinsipp Eric Blanchard Michael R. Lincoln Derek O. Colla Cooley LLP 1299 Pennsylvania Ave. NW Suite 700 Washington, DC 20004-2400 (202) 842-7800	James Rallo Laurence Zuriff Kristie Scott Xometry, Inc. 7529 Standish Place Suite 200 Derwood, MD 20855 (240) 335-7914	Alan F. Denenberg Stephen Salmon Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common stock, par value $0.000001 per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase, if any.
(3)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant will file a further amendment which specifically states that this Registration Statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                 , 2021

                          Shares

Common Stock

This is an initial public offering of shares of common stock of Xometry, Inc.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price for our common stock will be between $             and $             per share. We have applied to list our common stock on The Nasdaq Global Select Market under the symbol “XMTR”.

We are an “emerging growth company” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

See “Risk Factors” on page 15 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See the section titled “Underwriting” for additional information regarding compensation payable to the underwriters.

To the extent that the underwriters sell more than              shares of common stock, the underwriters have the option to purchase up to an additional             shares of common stock from us at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on             , 2021.

Goldman Sachs & Co. LLC	J.P. Morgan	UBS Investment Bank

Citigroup	BofA Securities	William Blair	RBC Capital Markets

Prospectus dated                , 2021.

Prospectus

Through and including                 , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor any of the underwriters take responsibility for, or can provide any assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the possession and distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, all references in this prospectus to “Xometry,” the “company,” “we,” “our,” “us” or similar terms refer to Xometry, Inc. and its subsidiaries.

Overview

Our Mission

Our mission is to accelerate innovation by providing real time, equitable access to global manufacturing capacity and demand. Our vision is to drive efficiency, sustainability and innovation by lowering the barriers to entry to the manufacturing ecosystem.

Our Company

We are a leading AI-enabled marketplace for on-demand manufacturing, transforming one of the largest industries in the world. We use our proprietary technology to create a marketplace that enables buyers to efficiently source on-demand manufactured parts and assemblies, and empowers sellers of manufacturing services to grow their businesses.

We define “buyers” as individuals who have placed an order to purchase on-demand parts or assemblies on our platform. Our buyers include engineers, product designers, procurement and supply chain personnel, inventors and business owners from businesses of a variety of sizes, ranging from self-funded start-ups to Fortune 100 companies. We define “accounts” as an individual entity, such as a sole proprietor with a single buyer or corporate entities with multiple buyers, having purchased at least one part on our marketplace. We define “sellers” as individuals or businesses that have been approved by us to either manufacture a product on our platform for a buyer or have utilized our seller services, including our financial services or the purchase of supplies.

Manufacturing is one of the largest industries globally and is in the early stages of digitization. Buyers looking to source manufacturing processes are faced with a highly fragmented and regionalized base of sellers that are prone to supply chain disruptions and are difficult to efficiently manage. Opaque pricing structures, long lead times and a lack of quality controls contribute to a procurement process that is inefficient, unpredictable and unreliable. Conversely, sellers of specialized manufacturing services are faced with limited ability to source customers, inconsistent demand, volatile operating costs and resource constraints that put their businesses under significant financial pressure. For supply chains around the world to become more reliable and resilient, buyers and sellers need a more efficient, agile way to transact.

We enable buyers across industries to source a broad array of manufacturing processes to meet their needs. We generate substantially all of our revenue from the prices we charge buyers on our platform. Buyers begin by uploading an engineering schematic that contains 3D design specifications, typically a computer-aided design, or a CAD file. Then, we price transactions through our proprietary,

AI-enabled instant quoting engine based on factors such as volume, manufacturing process, material and location. The convenience and transparency of our model leads to increasing buyer stickiness and spend over time. In addition, we incorporate ESG into our marketplace by offering buyers the ability to purchase carbon credits to offset the carbon used to make their parts. Since inception, over 6.0 million parts have been manufactured through our platform.

We empower sellers to grow their manufacturing businesses and expand machine uptime by providing access to an international base of buyers. We also offer supporting products and services designed to meet our sellers’ unique needs. In 2019, we introduced Xometry Supplies, which enables our sellers to access experienced suppliers who sell competitively priced tools, materials and supplies from leading brands. In 2020, we introduced financial services that enable sellers to stabilize and enhance their cash flows, provide discounts on tools and materials that allow sellers to lower their operating costs, and give access to resource management tools to optimize sellers’ businesses. We have found these services enhance the seller experience, with 40% of our active sellers purchasing supplies or utilizing one of our financial services in 2020. Although revenue from our seller services was approximately five percent of our total revenue for the year ended December 31, 2020, we expect revenue from seller services to grow over time.

We have concluded that we are the principal in the sale of part(s) and assemblies that are sold by our network of third-party manufacturers because we exercise control over the manufacturing process by obtaining a right to direct a third-party manufacturer to fulfill the performance obligation we have with the buyer on our behalf. We considered the following conditions of the sale: (i) we have the obligation of providing the specified product to the buyer, (ii) we have discretion with respect to establishing the price of the product and the price we pay our sellers and we have margin risk on all of our sales, (iii) we have discretion in determining how to fulfill each order, including selecting the seller and (iv) we bear certain risks for product quality to the extent the buyer is not satisfied with the final product.

Our AI-enabled technology platform is powered by proprietary machine learning algorithms and a dataset, resulting in a sophisticated marketplace for on-demand manufacturing. As a result, buyers can procure the products they want on demand and sellers can source new manufacturing opportunities that match their specific processes and capacity. Interactions on our platform provide rich data insights that allow us to continuously improve our AI models and innovate new products and services, fueling powerful network effects as we scale.

Today, we are the largest on-demand manufacturing marketplace by revenue. We have connected over 43,000 unique buyers, including nearly 30% of the Fortune 500, and nearly 5,000 unique sellers of all sizes. We have achieved rapid growth while improving our margin profile. We generated revenue of $38.4 million in 2018, $80.2 million in 2019, and $141.4 million in 2020, representing year-over-year growth of 109% in 2019 and 76% in 2020. Our gross profit was $6.5 million in 2018, $14.7 million in 2019, and $33.3 million in 2020, representing a 17% gross margin in 2018, 18% gross margin in 2019, and 24% gross margin in 2020. Our net losses were $20.1 million in 2018, $31.0 million in 2019 and $31.1 million in 2020.

For the quarters ended March 31, 2021 and 2020, we generated revenue of $43.9 million and $26.7 million, respectively, representing quarter-over-quarter growth of 65%. Our gross profit for the quarters ended March 31, 2021 and 2020, was $9.8 million and $5.4 million, respectively, representing a 22% gross margin for the quarter ended March 31, 2021, as compared to a 20% gross margin for the quarter ended March 31, 2020. Our net loss for the quarters ended March 31, 2021 and 2020, was $10.5 million and $8.6 million, respectively. We intend to continue to invest in our growth strategy to scale our company.

Industry Overview

•

Manufacturing is a massive, highly fragmented, and regionalized industry in need of solutions to drive efficiency. The global manufacturing industry is one of the largest industries in the world. We believe the industry is poised for increased digitization via a number of global thematic shifts, including rising demand for production, new manufacturing technologies, and shifting value chains, but is in need of solutions to drive efficiency and create opportunities from these dynamics. Furthermore, the manufacturing industry is largely composed of small- to medium-sized manufacturers and we believe that there are significant barriers to entry for these businesses, who have to compete with scaled, better-resourced manufacturers.

•

Sourcing manufacturing opportunities is a complex, costly and time-consuming process. Even for the most sophisticated buyers and sellers, the manufacturing sourcing and procurement process is complex, uncertain, costly and time-consuming. We believe that the labor-intensive sourcing process presents a significant opportunity as buyers and sellers look for more efficient ways to source demand and consummate production.

•

Resilient, localized and compliant supply chains are imperative. We believe there is a significant opportunity to help companies around the world improve their supply chain diversification, access just-in-time production, and build supply chain resilience. The COVID-19 pandemic highlighted the urgent need for resilient and localized supply chains. According to Accenture, 94% of the Fortune 1000 saw supply chain disruptions from COVID-19. In a 2020 McKinsey survey, 93% of supply chain executives reported that they plan to increase supply chain resilience in a variety of ways, including by dual-sourcing raw materials, increasing inventories of critical products, near-shoring, increasing their supplier bases, and regionalizing their supply chains.

•

There is increasing focus on the manufacturing industry to address ESG issues. Companies and investors are increasingly focused on the importance of environmental, social and governance (ESG) issues. Supply chain management is a major source of carbon emissions with the Carbon Disclosure Project estimating that supply chain emissions are, on average, 5.5 times higher than a corporation’s direct emissions. A lack of transparency in the supply chain makes it more difficult for companies to track and address their carbon emissions. Many companies, including some of the largest corporations in the U.S., are shifting their focus towards building more equitable supply chains and sourcing from more diverse sellers. As ESG continues to garner management and stakeholder focus, we believe companies will increasingly look to productive business solutions that limit environmental harm and address social issues throughout the manufacturing ecosystem.

•

Multiple catalysts have led to an inflection point for industry digitization. We believe future expected labor shortages, in combination with the proliferation of new technologies, necessitates digital solutions that increase productivity, improve financial performance and allow them to compete sustainably.

Our Opportunity

We believe the unique challenges that companies and manufacturers face, supporting macro trends, and innovations in technology have brought the manufacturing industry to an inflection point for digital transformation. We provide the solution—a technology platform to unlock access, drive business efficiency, and improve the sustainability of manufacturing worldwide.

Today, we estimate our global market opportunity to be over $260 billion based on the estimated market size of our sellers’ six key manufacturing processes, which include CNC manufacturing, sheet metal manufacturing, 3D printing (including fused deposition modeling, direct metal laser sintering, PolyJet, stereolithography, selective laser sintering, binder jetting, carbon digital light synthesis and multi jet fusion), die casting, injection molding and urethane casting. Our estimates are based on independent industry publications or other publicly available information, as well as our internal sources.

Our Platform

We are accelerating innovation by providing real-time, equitable access to global manufacturing demand and capacity. We provide sourcing and pricing across a network of buyers and sellers, offer a suite of configurable manufacturing processes through our diverse seller network, and enable business success through additional products and services that serve the unique needs of each side of our marketplace.

Our platform is AI-driven, continuously learning from millions of data inputs from marketplace interactions, providing rich insights and analytics that allow us to further improve the efficiency of our ecosystem and the products and services we offer. The data we generate enables us to become a preferred collaboration, workflow, and transaction platform for both buyers and sellers.

Our platform is also highly extensible, with an expansive and growing set of traditional and emerging manufacturing processes offered by our seller network. Because of our platform’s extensibility, we are well positioned to scale and rapidly capture new processes brought to the platform by our sellers, further enabling buyers to access customized, relevant manufacturing solutions that are suited to their industry needs and buyer preferences.

We offer these tailored processes through a user-centric platform that is reliable and flexible, leveraging additional products and services to increase buyer and seller engagement over time.

Carbon Offset Program

As we increase access to global manufacturing capacity and demand, we are also focused on reducing the manufacturing industry’s overall carbon footprint. Through our Carbon Offset Program, we offer buyers an integrated option to offset up to 100% of the carbon footprint of the entire manufacturing process for their orders from raw material extraction and processing, to the transportation of materials and goods along the supply chain, to the energy consumed in fabrication and the operations of the manufacturer.

Our Additional Seller Offerings

•

Maintenance, Repair and Operations. For sellers, having the right tools, materials and supplies to complete manufacturing opportunities is essential to being competitive and growing their businesses. Through Xometry Supplies, which we launched in 2019, we provide our sellers with access to experienced suppliers who sell competitively priced goods from leading brands. Our sellers receive access to discounts for tools and supplies to help reduce their operating costs and achieve greater margin control.

•

Financial Products and Services. In mid-2020, we launched a suite of financial products and services to help our sellers manage cash flow at all stages of job production. These offerings include the Xometry Advance Card, which generally gives sellers up to 30% of their job payment in advance, and FastPay, a fee-based service through which sellers can receive accelerated payment.

Why Buyers Win

•

Instant and Competitive Pricing and Lead Times. We create value for buyers through marketplace generation fueled by the continuous learning of our AI technology. The data generated by platform interactions improves the efficiency of our marketplace, lowering prices and improving lead times for buyers. As our AI technology learns buyer needs and preferences, it becomes more precise and efficient, leading to better pricing and matching which in turn drives greater buyer engagement on the platform.

•

Ease of Purchase. We make it easy for buyers to transact on our marketplace. We are committed to simplifying the procurement process for buyers and offer an exceptional e-commerce experience to simplify transactions. After a buyer uploads a CAD file, our platform provides instant access to a wide range of materials, finishes and certifications, with transparent pricing and lead-time information.

•

Access to a Massive Network of Sellers. We provide buyers access to the massive, global network of sellers on our platform. Our deep network alongside a personalized user experience allows buyers to submit projects with unique components and specifications, which we source through our platform to sellers that are able to deliver. In particular, we implement select credentialing and compliance specifications to ensure that we can meet the standards for buyers across a number of industries.

•

Broad Suite of Industry-Specific Solutions. We offer a wide range of traditional and emerging manufacturing processes and materials for customized solutions across massive industries including Defense, Healthcare, Automotive, Consumer Goods, Industrial, Robotics, Government and Education. The extensibility of our platform allows us to build industry playbooks and add new processes over time.

•

Reliability and Quality. We offer consistently high-quality products and certainty of order fulfillment for buyers. We are further embedding our platform into various buyer workflows by productizing our internal AI and workflow engine. Our enterprise integrations support procurement workflows and part and sourcing requirements. By embedding Xometry intelligence into workflows, we are able to deliver more reliable and relevant manufacturing solutions for buyers.

•

Environmental Benefits. We offer buyers the ability to instantly calculate the price to purchase carbon credits to offset the carbon used to make their parts. We purchase carbon credits to offset 100% of the estimated impact of the shipment of parts to buyers from sellers, making ESG core to our marketplace and each transaction.

•

Production Flexibility. We allow buyers to purchase any number of parts and services. From one part to millions, buyers have access to six manufacturing processes for rapid prototyping, product development, or high-volume production. These processes can also be combined with over 50 finishes and thousands of raw material and color combinations. Given this ability to provide tailored and scaled solutions, we find that buyers typically expand their use of our marketplace, sourcing a greater number of parts and processes over time.

Why Sellers Win

•

Cost-Efficient, Real-Time New Business Generation. We offer sellers access to manufacturing opportunities from our large, geographically and industry-diverse buyer base, allowing sellers to gain new customers without increasing their sales and marketing spend. As our AI technology improves, our ability to generate new business for sellers increases. This model is designed to lower customer acquisition costs and improve seller margins over time.

•

Repeat, High-Quality Customers. Following a successful transaction, we initially offer the same seller the exclusive opportunity to accept the next repeat order in order to increase efficiency and reliability. Our ability to attract repeat buyers helps stabilize demand for sellers so they can operate their businesses more efficiently.

•

Operational Excellence. We aim to be a completely digital one-stop-shop for all workflow solutions for sellers. Our intuitive cloud application helps our sellers digitize their operations so they can work smarter and faster. We provide order management, shipping and collaboration tools, reducing friction for sellers and improving overall manufacturing order process efficiency.

•

Financial Stability and Security. Our new suite of financial services and Xometry maintenance, repair, and operating partnerships help sellers enhance their cash flows and lower operating costs at all stages of production. Sellers can receive cash advances for their work, accelerated payouts and a seamless digital invoicing process in an industry that frequently still relies on analog payments that frequently result in delays. These services help sellers manage their business more efficiently.

•

Increased Utilization. We are focused on helping sellers realize their potential by providing manufacturing opportunities that can be procured in a single click. Knowing that there is a reliable way to find extra work gives sellers the confidence they need to invest in a new machine, hire an extra employee, or focus on a big job with a longer lead time, while relying on our technology platform to fill in available capacity. The convenience of this automated cycle drives greater order fulfillment and increased utilization across our seller network.

•

Seller Community. Through our seller-focused community initiatives, we empower sellers of a variety of sizes to grow their businesses. Our Community Portal is an active and dedicated place where we can interact with our sellers to better understand their needs and interests, and also give sellers a platform to support one another. Our sellers take pride in their crafts and are often sharing tips on machining best practices as well as how they leverage Xometry to work best for their shop. In our most recent manufacturer survey, sellers showed a significant rebound in business confidence for manufacturers, with 56% reporting a mild to strong increase in business compared to the same time last year.

Why We Win

•

Rich Data and Constantly Improving AI Technology. In an industry that historically used intuition and basic data to drive purchasing and pricing decisions, we offer our customers pricing using our proprietary predictive algorithms. Our platform interactions generate millions of data inputs that are reinvested to continue improving our proprietary technology, machine learning and data analytics models. Leveraging this growing data set, we have been refining our AI technology to improve sourcing, pricing and lead time quotes for buyers and sellers. This data in combination with our machine learning algorithms fuels the continuous learning of our models. As our models improve, our platform becomes more efficient and our offerings become more tailored for buyers and sellers.

•

Custom-Built, Extensible Platform. Our manufacturing processes and supply offerings are tailored to the complex and industry-specific design and order needs of manufacturing. These custom offerings are powered by our diverse and growing seller network that contribute differentiated processes and our AI-enabled technology that facilitates intelligent matches between buyers and sellers. Additionally, our use of services-oriented architecture and cloud infrastructure ensures scalability and helps reduce the time to market for new offerings. Over time, we expect to continue to add new manufacturing processes to help both our buyers and sellers thrive.

•

Powerful Network Effects. Today, we are the largest on-demand manufacturing marketplace by revenue. As we continue to scale, we benefit from a self-reinforcing, virtuous cycle, in which marketplace interactions contribute valuable data points and insights that improve our AI-enabled platform, increasing lifetime customer value and fueling strong unit economics.

•

Buyer Engagement and Expansion. Our flexible ordering process allows us to land new customers and increases buyer stickiness, fueling an efficient go-to-market model. Over time, our accounts typically increase their spend with Xometry through the addition of buyers and incremental processes, increasing order frequency and spend. For the quarter ended March 31, 2021, 95% of our revenue was generated from existing accounts. We define an existing account as an account where at least one buyer has made a purchase on our marketplace. At March 31, 2021, we saw a 34% year-over-year increase in accounts with at least $50,000 annual spend.

•

Globally Distributed Seller Network. Our global network of nearly 5,000 sellers brings together a range of manufacturing processes and industry-specific knowledge. This enables us to serve a large, diverse and growing set of buyers. We offer our sellers products and services to help them manage their businesses more efficiently and connect our entire seller community for access to shared resources and support.

•

Mission-Driven Culture. As we accelerate innovation in manufacturing, we remain focused on empowering local businesses and enabling new product development for companies around the world. Our corporate culture is centered around our mission through our commitments to serve the local communities in which we operate, champion technological innovation, and drive sustainability for manufacturing worldwide.

Our Growth Strategy

•

Attract new buyers and grow wallet share with existing buyers. We intend to continue investing in acquiring new buyers through traditional paid sales and marketing techniques as well as leveraging our strong organic referral network to drive awareness and build trust. We are also focused on increasing buyer stickiness and buyer spend within existing accounts by investing in our sales and marketing capabilities.

•

Deepen and expand seller partnerships. Creating the largest, most connected, and efficient seller network in the world benefits our entire platform. We are focused on attracting new sellers, recognizing the massive opportunity still in front of us and the intrinsic benefit an active, diverse seller population brings to the overall platform.

•

Become an enterprise solution for our sellers. Over time, our data and corresponding ability to improve our AI technology increases, enabling us to provide increasingly sophisticated data insights and analytics to our sellers. With our workflow management software, sellers on and off our platform will be empowered with our AI-enabled pricing, lead time, and manufacturing tools for their manufacturing opportunities and available on their own websites.

•

Enhance and offer additional seller products and services. Our seller products and services allow us to deepen seller relationships and increase engagement. During the year ended December 31, 2020, 40% of active sellers used our seller services. Although revenue from our seller services was approximately five percent of our total revenue for the year ended December 31, 2020, we expect revenue from seller services to grow over time. In 2020, we introduced a new suite of financial services for sellers that offer us attractive growth opportunities as we aggressively market the Xometry Pay platform to all U.S. sellers, enhance features that allow quicker conversion of purchase orders to cash, and build toward a full-service digital wallet for sellers to use for payouts and purchases.

•

Continue our international expansion. We believe there is significant opportunity in the global manufacturing ecosystem for a marketplace like Xometry. With operations throughout the majority of the contiguous United States and customers in Europe and Asia we have established footholds in major markets around the world. We will continue to dedicate sales and marketing resources to develop our seller networks and attract buyers to our marketplace in other regions.

•

Pursue strategic acquisitions. With the size and complexity of the manufacturing industry we believe there is significant opportunity for targeted investments and acquisitions to strengthen our competitive position and processes.

Risk Factors Summary

Investing in our common stock involves substantial risk. The risks described in the section titled “Risk Factors” immediately following this summary may cause us to not realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant challenges include the following:

•	We have incurred net losses in the past, expect to incur net losses in the future and may never achieve or maintain profitability.

•	We may not continue to grow on pace with historical rates.

•	If we are unable to manage the anticipated growth of our business, our future revenue and operating results may be adversely affected.

•	Our operating results may fluctuate from quarter to quarter, which makes our future results difficult to predict.

•	Our growth depends on our ability to attract and retain a large community of buyers and sellers.

•

Our success depends on our ability to deliver products and manufacturing processes that meet the demand of buyers transacting on our marketplace and our ability to adapt to technological changes and improvements.

•	If we fail to maintain and improve the quality of our platform, customer support and ancillary services available through our platform, we may not be able to attract and retain buyers and sellers.

•	We provide quality assurance to buyers.

•	Our business model involves our agreeing to pricing with a buyer in advance of sourcing the opportunity to a seller.

•	We or our third-party partners or service providers may experience a security breach, including unauthorized parties obtaining access to buyers’ confidential information.

•	Failure to deal effectively with bad actors engaging on our marketplace or platform could harm our business.

•	We may be subject to disputes between sellers and suppliers on our platform.

•	We rely on a third-party payment processor to process payments made by buyers and payments made to sellers and suppliers.

•	We rely on third parties to fulfill buyer orders.

•	We face significant competition and expect to face increasing competition in many aspects of our business, which could cause our operating results to suffer.

•	We may not effectively expand into markets outside the United States.

•	The ongoing COVID-19 pandemic and measures intended to prevent its spread have had a material effect on our business and results of operations.

•

Interruptions to or other problems with our website and platform, information technology systems, manufacturing processes or other operations could damage our reputation and brand and substantially harm our business and results of operations.

•	We are subject to stringent and evolving laws and regulations relating to consumer data privacy and data protection.

•	Our intellectual property and proprietary rights are valuable, and any inability to obtain, maintain, protect or enforce them could substantially harm our business, products, services, and brand.

•	We could incur substantial costs and other harms as a result of any claim of infringement, misappropriation or other violation of another party’s intellectual property or proprietary rights.

•

We rely on Amazon Web Services to operate our platform, and any disruption of service from Amazon Web Services or material change to our arrangement with Amazon Web Services could adversely affect our business.

Corporate Information

We were incorporated in 2013 under the name NextLine Manufacturing Corp. We changed our name to Xometry, Inc. on June 29, 2015. Our principal executive offices are located at 7529 Standish Place, Suite 200, Derwood, MD 20855, and our telephone number is (240) 335-7914. Our website address is www.xometry.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, is an inactive textual reference only, and you should not consider information on our website to be part of this prospectus or in deciding whether or not to purchase our common stock offered in this offering.

“Xometry®” and our other registered and common law trade names, trademarks and service marks are the property of Xometry, Inc. or our subsidiaries. Other trade names, trademarks and service marks used in this prospectus are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We may take advantage of certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm under Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and any golden parachute payments.

We may take advantage of these exemptions for up to five years or until we are no longer an emerging growth company, whichever is earlier. In addition, the JOBS Act provides that an “emerging growth company” can delay adopting new or revised accounting standards until those standards apply to private companies. We have elected to use the extended transition period under the JOBS Act. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of: (1) the last day of the fiscal year following the fifth anniversary of this offering; (2) the last day of the first fiscal year in which our annual gross revenue is $1.07 billion or more; (3) the date on which we have, during the previous rolling three-year period, issued more than $1.0 billion in non-convertible debt securities; and (4) the last day of the fiscal year in which the market value of our common stock held by non-affiliates is more than $700 million as of June 30 of such fiscal year.

The Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Option to purchase additional shares of common stock offered by us	shares

Use of proceeds	We estimate that our net proceeds from the sale of our common stock that we are offering will be approximately $ million (or approximately $ million if the underwriters’ option to purchase additional shares of our common stock from us is exercised in full), assuming an initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

The principal purposes of this offering are to increase our capitalization and financial flexibility, and create a public market for our common stock. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. However, we currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We will also use a portion of the net proceeds from this offering to (i) repay our outstanding indebtedness under our Amended Loan and Security Agreement (as defined in the section titled “Management’s Discussion of Financial and Analysis of Financial Condition and Results of

Operations—Liquidity and Capital Resources—Term Loan Facility”), which matures on May 1, 2022 under which $15.8 million was outstanding at an annual interest rate of 8.7% as of March 31, 2021 and/or (ii) acquire complementary businesses, products, services or technologies. However, we do not have agreements or commitments to enter into any acquisitions at this time. See the section titled “Use of Proceeds” for additional information.

Risk Factors	You should carefully read the section titled “Risk Factors” beginning on page 15 and the other information included in this prospectus for a discussion of facts that you should consider before deciding to invest in shares of our common stock.

Proposed Nasdaq trading symbol	“XMTR”

The number of shares of common stock that will be outstanding after this offering is based on                 shares of common stock outstanding as of                , and excludes:

•	shares of common stock issuable on the exercise of stock options outstanding as of under our 2016 Equity Incentive Plan, or 2016 Plan, with a weighted-average exercise price of $ per share;

•	shares of common stock issuable upon the exercise of warrants outstanding as of with a weighted-average exercise price of $ per share; and

•

                 shares of common stock reserved for future issuance under our 2021 Equity Incentive Plan, or 2021 Plan, which will become effective on                 , 2021, as well as any future increases, including annual automatic evergreen increases, in the number of shares of common stock reserved for issuance under our 2021 Plan and any shares underlying outstanding stock awards granted under our 2016 Plan that expire or are repurchased, forfeited, cancelled or withheld, as more fully described in the section titled “Executive Compensation—Equity Incentive Plans”.

In addition, unless we specifically state otherwise, the information in this prospectus assumes:

•	a for stock split of our common stock to be effected prior to the completion of this offering;

•	the filing of our amended and restated certificate of incorporation, which will be in effect on the completion of this offering;

•	the conversion of all of our outstanding convertible preferred stock into an equal number of shares of our common stock, which will occur immediately prior to on the completion of this offering;

•

the reclassification of shares of convertible preferred stock issuable upon exercise of outstanding warrants into an equal number of shares of our common stock issuable upon exercise of warrants, which will occur immediately prior to on the completion of this offering; and

•	no exercise of the underwriters’ option to purchase up to an additional shares of common stock from us in this offering.

Summary Consolidated Financial Data

The summary consolidated statement of operations data for the years ended December 31, 2019 and December 31, 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary consolidated statements of operations data for the three months ended March 31, 2020 and 2021 and the consolidated balance sheet data as of March 31, 2021 from our unaudited interim consolidated financial statements that are included elsewhere in this prospectus. We have prepared the unaudited interim consolidated financial statements on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments that, in management’s opinion, are necessary to state fairly the information set forth in those consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future and our results for the three months ended March 31, 2021 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2021 or any other period. You should read the consolidated financial data set forth below in conjunction with our consolidated financial statements and the accompanying notes and the information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus. The summary consolidated statement of operations data is not intended to replace the consolidated financial statements and the accompanying notes and are qualified in their entirety by our consolidated financial statements and the accompanying notes included elsewhere in the prospectus.

	Year Ended December 31,			Quarter Ended March 31,
	2019	2020		2020		2021
				(unaudited)
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue	$80,228		$141,406		$26,689		$43,922
Cost of revenue	65,492		108,120		21,324		34,087

Gross profit	14,736		33,286		5,365		9,835
Operating expenses:
Sales and marketing	14,599		22,567		4,730		7,563
Operations and support	10,314		14,111		3,293		4,330
Product development	10,637		12,186		2,958		3,664
General and administrative	8,016		12,046		2,736		4,327
Impairment of goodwill and intangible assets	1,719		1,592		—		—

Total operating expenses	45,285		62,502		13,717		19,884

Loss from operations	(30,549)		(29,216)		(8,352)		(10,049)

Other expenses:
Interest expense, net	(241)		(1,089)		(153)		(330)
Other expenses	(204)		(780)		(102)		(122)

Total other expenses	(445)		(1,869)		(255)		(452)

Net loss	(30,994)		(31,085)		(8,607)		(10,501)

Deemed dividend to preferred stockholders	—		(8,801)		—		—

Net loss attributable to common stockholders	$(30,994)		$(39,886)		$(8,607)		$(10,501)

Net loss per share attributable to common stockholders, basic and diluted	$(4.88)		$(5.32)		$(1.17)		$(1.33)

Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted(1)	6,345,498		7,492,876		7,354,673		7,924,848

Pro forma earnings per share attributable to common stockholders, basic and diluted		$		$		$

Weighted-average shares used to compute pro forma earnings per share attributable to common stockholders, basic and diluted(1)

(1)

See Note 11 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted earnings per share attributable to common stockholders, pro forma earnings per share attributable to common stockholders and the weighted-average number of shares used in the computation of the per share amounts.

	March 31, 2021
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands)
	(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$49,512	$	$
Total assets	84,612
Working capital(4)	30,319
Convertible preferred stock	160,713
Total stockholders’ deficit	(120,369)

(1)

The pro forma consolidated balance sheet data gives effect to (a) the automatic conversion of all of our outstanding shares of convertible preferred stock into                shares of common stock in connection with this offering, and (b) the filing and effectiveness of our amended and restated certificate of incorporation that will be in effect on the completion of this offering.

(2)

The pro forma as adjusted consolidated balance sheet data reflects (a) the items described in footnote (1) above and (b) our receipt of estimated net proceeds from the sale of shares of common stock that we are offering at an assumed initial public offering price of $                per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

(3)

A $1.00 increase (decrease) in the assumed initial public offering price of $                per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of cash, total assets, working capital and total stockholders’ equity by $                million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) each of cash and cash equivalents, total assets, working capital and total stockholders’ equity by $                million, assuming the assumed initial public offering price of $                per share of common stock remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

(4)	Working capital is defined as current assets less current liabilities.

	December 31,		March 31,
	2019	2020	2021
Key Operational and Business Metrics(1):
Active Buyers	11,527	21,128	24,160
Percentage of Revenue from Existing Accounts	94%	95%	95%
Accounts with Last Twelve-Month Spend of at least $50,000	266	389	412
Adjusted EBITDA(2)	$(26,439)	$(23,498)	$(8,810)

(1)

Amounts shown for Active Buyers and Accounts with Last Twelve-Month Spend of at least $50,000 are as of the years ended December 31 and March 31, and Percentage of Revenue from Existing Accounts is presented for the quarters ended December 31 and March 31. Adjusted EBITDA is presented for the years ended December 31 and the quarter ended March 31. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of

Operations—Key Operational and Business Metrics” included elsewhere in this prospectus for our definitions of these metrics.
(2)

Adjusted EBITDA is a non-GAAP financial measure. We define Adjusted EBITDA as net income (loss), adjusted to exclude interest and other expense, depreciation and amortization, stock-based compensation expense and goodwill and intangible asset impairment charges. Adjusted EBITDA is a performance measure that we use to assess our operating performance and the operating leverage in our business.

Adjusted EBITDA is a non-GAAP financial measure that we use, in addition to our GAAP financial measures, to evaluate our business. We have included Adjusted EBITDA in this prospectus because it is a key measure used by our management to evaluate our operating performance. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management team and board of directors. Our calculation of Adjusted EBITDA may differ from similarly titled non-GAAP measures, if any, reported by our peer companies and therefore may not serve as an accurate basis of comparison among companies. Adjusted EBITDA should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP.

We compensate for these limitations by providing a reconciliation of Adjusted EBITDA to net loss, the most related GAAP financial measure. We encourage investors and others to review our business, results of operations, and financial information in its entirety, not to rely on any single financial measure. The following tables provide a reconciliation of net loss to Adjusted EBITDA:

	Year Ended December 31,		Quarter Ended March 31,
	2019	2020	2020	2021
			(unaudited)
	(in thousands)
Adjusted EBITDA Reconciliation:
Net loss	$(30,994)	$(31,085)	$(8,607)	$(10,501)
Add (deduct):
Interest and other expense	445	1,869	255	452
Depreciation and amortization	1,847	3,120	689	734
Stock-based compensation	544	1,006	148	505
Impairment of goodwill and intangible assets	1,719	1,592	—	—

Adjusted EBITDA	$(26,439)	$(23,498)	$(7,515)	$(8,810)

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as other information included in this prospectus, including our consolidated financial statements and related notes appearing at the end of this prospectus, before making an investment decision. The risks described below are not the only ones facing us. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition or results of operations. In such case, the trading price of our common stock could decline, and you may lose all or part of your original investment. This prospectus also contains forward-looking statements and estimates that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below.

Risks Related to Our Business

We have incurred net losses in the past, expect to incur net losses in the future and may never achieve or sustain profitability.

We have incurred net losses since our inception in 2013. We incurred a net loss of $31.1 million in 2020 and $31.0 million in 2019, and a net loss of $10.5 million for the three months ended March 31, 2021, and we expect to incur net losses for the foreseeable future. As a result of these losses, as of March 31, 2021, we had an accumulated deficit of $122.5 million. We expect to continue the development and expansion of our business, and we anticipate additional costs in connection with legal, accounting and other administrative expenses related to operating as a public company. If our revenue declines or fails to grow at a rate sufficient to offset increases in our operating expenses, we will not be able to achieve profitability in future periods or, if we do become profitable, sustain profitability. As a result, we may continue to generate net losses. We cannot ensure that we will achieve profitability in the future or that, if we do become profitable, we will be able to sustain profitability.

We may not continue to grow on pace with historical rates.

We have grown rapidly over the last several years, but our recent revenue growth rate and financial performance should not be considered indicative of our future performance. In 2020 and 2019, our revenue was $141.4 million and $80.2 million, respectively, representing a 76% growth rate. During the three months ended March 31, 2021 and March 31, 2020, our revenue was $43.9 million and $26.7 million, respectively, representing a growth rate of 65%. In addition, in 2020, unlike in many other industries, the COVID-19 pandemic contributed to an increase in our revenue, particularly in the third quarter of 2020. The circumstances that have accelerated the growth of our business stemming from the effects of the COVID-19 pandemic may not continue in the future. We may also experience declines in our revenue growth rate as a result of a number of factors, including slowing demand for our platform, insufficient growth in the number of buyers and sellers who transact on our marketplace, increasing competition, a decrease in the growth of our overall market, our failure to continue to capitalize on growth opportunities, failure to realize anticipated revenue growth from our seller services and the maturation of our business, among others. You should not rely on our revenue or key operational and business metrics for any previous quarterly or annual period as any indication of our revenue, revenue growth, key business metrics, or key operational and business metrics growth in future periods. In particular, our revenue growth rate has fluctuated in prior periods. We expect our revenue growth rate to continue to fluctuate over the short term and decline in the long term. We also expect to continue to make investments in the development and expansion of our business, which may not result in increased revenue or growth. If our revenue growth rate declines, investors’ perceptions of our business and the trading price of our common stock could be adversely affected.

If we are unable to manage the anticipated growth of our business, our future revenue and operating results may be adversely affected.

We have experienced substantial growth in our operations, and we expect to experience continued substantial growth in our business. This growth has placed, and will continue to place, significant demands on our management and our operational infrastructure. Any growth that we experience in the future could require us to expand our sales and marketing personnel and general and administrative infrastructure. In addition to the need to scale our organization, future growth will impose significant added responsibilities on management, including the need to identify, recruit, train and integrate additional employees. We cannot assure you that any increases in scale, related improvements and quality assurance will be successfully implemented or that appropriate personnel will be available to facilitate the growth of our business. Rapid and significant growth may strain our administrative and operational infrastructure and could require significant capital expenditures that may divert financial resources from other projects, such as product development. Our ability to manage our business and growth will require us to continue to improve our operational, financial and management controls, and reporting systems and procedures. If we do not effectively manage our growth effectively, such as by failing to implement necessary procedures, transition to new processes or hire necessary personnel, it may be difficult for us to execute our business strategy and our business could be adversely affected.

Our operating results may fluctuate from quarter to quarter, which makes our future results difficult to predict.

Our quarterly operating results have fluctuated in the past and may fluctuate in the future. You should take into account the risks and uncertainties frequently encountered by companies in rapidly evolving markets. Our operating results in any given quarter can be influenced by numerous factors, many of which are unpredictable or are outside of our control, including:

•	our ability to maintain and grow our community of buyers and sellers;

•	the demand for and types of manufacturing processes, capabilities and materials that are sourced on our marketplace to sellers;

•

spending patterns of buyers, including whether those buyers who transact on our marketplace frequently, or for larger services, reduce their use of our marketplace or stop transacting on our marketplace completely;

•	timing of large orders on our marketplace;

•	the impact of holidays on purchase activity;

•	fluctuations in the prices charged to buyers transacting on our marketplace;

•	changes to our pricing model;

•	our ability to introduce new features and services and enhance our existing platform and our ability to generate significant revenue from new features and services;

•	our ability to respond to competitive developments, including pricing changes and the introduction of new products and services by our competitors;

•	the impact of outages of our platform and associated reputational harm;

•	changes to financial accounting standards and the interpretation of those standards that may affect the way we recognize and report our financial results;

•	increases in, and timing of, operating expenses that we may incur to grow and expand our business and to remain competitive;

•	costs related to the acquisition of businesses, talent, technologies, or intellectual property, including potentially significant amortization costs and possible impairments;

•	actual or perceived breaches of, or failures relating to security or data privacy and associated remediation costs;

•	litigation, adverse judgments, settlements, or other litigation-related costs;

•	developments or disputes concerning our intellectual property or proprietary rights or our solutions, or third-party intellectual property or proprietary rights;

•

changes in the common law, statutory, legislative, or regulatory environment, such as with respect to privacy and data protection, wage and hour regulations, worker classification (including classification of independent contractors or similar service providers and classification of employees as exempt or non-exempt), internet regulation, payment processing, import and export controls, global trade, or tax requirements;

•	fluctuations in currency exchange rates;

•

general economic and political conditions and government regulations in the countries where we currently have significant numbers of users, or where we currently operate or may expand in the future; and

•	natural disasters, such as earthquakes, hurricanes, wildfires, and threats to public health, such as the COVID-19 pandemic.

The impact of one or more of the foregoing and other factors may cause our operating results to vary significantly. As such, we believe that quarter-to-quarter comparisons of our operating results may not be meaningful and should not be relied upon as an indication of future performance. If we fail to meet or exceed the expectations of investors or securities analysts, the trading price of our ordinary shares could fall substantially, and we could face costly lawsuits, including securities class action suits.

Our growth depends on our ability to attract and retain a large community of buyers and sellers, and the loss of our buyers and sellers, or failure to attract new buyers and sellers, could materially and adversely affect our business, financial condition, and results of operations.

We derive substantially all of our revenue from sales to buyers transacting on our marketplace seeking sophisticated manufacturing solutions. The size and diversity of our community of buyers and sellers is critical to our success. Over the past few years, we have experienced strong growth in the number of buyers and sellers transacting on our marketplace, including the number of active buyers, but we do not know whether we will be able to achieve similar growth rates in the future. Sellers have alternative ways of marketing their services and finding buyers, including meeting and contacting prospective buyers through other platforms or marketplaces, advertising to prospective buyers online or offline through other methods, or interacting directly with a business. Buyers also have other ways to find sellers, such as engaging sellers directly, finding sellers through other online or offline platforms or marketplaces. Additionally, buyers may use in-house manufacturing processes. Use of these other options available to buyers and sellers may make our marketplace less attractive to them and could lead to decreased use of our marketplace, which could result in a decrease in revenue. In addition, a decrease in engagement from buyers, including due to a general decrease in spending or as a result of the COVID-19 pandemic, could diminish the network effects that results from expanding the number of buyers within a particular account, or decrease the attractiveness of our marketplace to sellers. If we fail to attract new buyers and sellers or our existing buyers or sellers decrease their use of or cease using our marketplace, the breadth and diversity of manufacturing processes offered on our marketplace may be reduced, or the quality of products manufactured by sellers transacting on our marketplace is not satisfactory to buyers, buyers and sellers may decrease their use of our marketplace.

Key factors in attracting and retaining buyers include our ability to grow our brand awareness, attract and retain high-quality sellers and increase the quantity, quality and diversity of manufacturing processes, including with respect to technique and materials, offered on our marketplace. In addition, our AI-enabled instant quoting engine provides price quotes for buyers and offers the opportunity to fill buyer orders at a different price to sellers. The prices quoted must appeal to both buyers and sellers; if the quoted prices are unattractive to either buyers or sellers, we could incur losses on certain orders, or buyers or sellers could decrease their activity or stop transacting on our marketplace. A key factor in attracting and retaining sellers, in turn, is maintaining and increasing the number and diversity of buyers transacting on our marketplace. Achieving growth in our community of buyers and sellers may require us to increasingly engage in sophisticated and costly sales and marketing efforts that may not result in growth in our community of buyers and sellers.

Buyers or sellers can stop transacting on our marketplace at any time. Buyers or sellers may stop transacting on our marketplace if the quality of their experience on our platform, including our support capabilities in the event of a problem, or the quality of the manufactured product, does not meet expectations or keep pace with the quality of the user experience generally offered by competitors or manufactured parts sourced through other means. Buyers or sellers may also stop transacting on our marketplace if they perceive that our pricing is not in line with competitors. In addition, expenditures by buyers may be cyclical and be affected by adverse changes in overall economic conditions or budgeting patterns. If we fail to attract new buyers or new sellers or fail to maintain existing buyers and existing sellers, our revenue may grow more slowly than expected, or decline, and our business, financial condition, and results of operations could be materially and adversely affected.

Our success depends on our ability to deliver products and manufacturing processes that meet the demand of buyers transacting on our marketplace and our ability to adapt to technological changes and improvements.

Our business may be affected by changes in buyer requirements and preferences, including as a result of decreased consumer demand for buyer products, seller manufacturing processes, availability of manufacturing materials and machinery, rapid technological change, and the emergence of new standards and practices, any of which could render our marketplace less attractive, uneconomical or obsolete. To the extent that our buyers’ demand for on-demand manufacturing decreases significantly for any reason, including because of shifting consumer preferences, it would likely have a material adverse effect on our business, financial condition, and results of operations and harm our competitive position. In addition, computer-aided design simulation and other technologies may reduce the demand for physical parts. Therefore, we believe that to remain competitive, we must continually expend resources to enhance and improve our technology and ability to provide buyers with traditional and emerging manufacturing processes.

In particular, we plan to expand the network of sellers transacting on our marketplace to increase the number of sellers available to fulfill orders, ensure production quality, expand upon the manufacturing processes, techniques and materials available to buyers, and continue to develop industry playbooks to offer increasingly customized solutions and serve additional industries over time. We believe successful execution of this part of our business plan is critical for our ability to grow our business and differentiate ourselves from our competition, and there are no guarantees we will be able to do so in a timely fashion, or at all. There are no guarantees that the resources devoted to executing on this aspect of our business plan will improve our business and operating results or result in increased demand for our offerings. Failures in this area could adversely impact our operating results and harm our reputation and brand. Even if we are successful in executing in these areas, our industry is subject to rapid and significant technological change, and our competitors may develop new technologies, processes and capabilities that are superior to ours.

Any failure to properly meet the needs of buyers and sellers or respond to changes in our industry on a cost-effective and timely basis, or at all, would likely have a material adverse effect on our business, financial condition, and results of operations and harm our competitive position.

If we fail to maintain and improve the quality of our platform, customer support and ancillary services available through our platform, we may not be able to attract and retain buyers and sellers.

To satisfy both buyers and sellers, we need to continue to improve their user experience as well as innovate and introduce features and services that users find useful and that cause them to use our platform and transact on our marketplace more frequently. This includes improving our technology to optimize pricing and lead-time tools, improving upon and introducing new seller products and services, like Xometry Pay and the Xometry Advance Card, improving upon and introducing new design guides and industry playbooks, expanding the availability of sellers to additional geographic and industry segments and improving the user-friendliness of our platform and our ability to provide high-quality support. Our buyers and sellers depend on our support organization to resolve issues relating to our platform. Our ability to provide effective support is largely dependent on our ability to attract and retain employees who are well versed in our platform and the needs of buyers and sellers transacting on our marketplace. As we continue to grow our international user base, our support organization will face additional challenges, including those associated with continuing to deliver support in languages other than English. Any failure to maintain high-quality support, or a market perception that we do not maintain high-quality support, could harm our reputation or adversely affect our ability to market the benefits of our platform and marketplace to existing and prospective users. In addition, with the majority of our employees working from home as a result of the COVID-19 pandemic, our information technologies and support systems may be temporarily strained.

In addition, we need to adapt, expand and improve our platform and user interfaces to keep up with changing user preferences. We invest substantial resources in researching and developing new seller products and services and enhancing our platform by incorporating these new features, improving functionality and adding other improvements to meet our users’ evolving demands. The success of any enhancements or improvements to our platform or any new features depends on several factors, including timely completion, adequate quality testing, integration with technologies on our platform and third-party partners’ technologies and overall market acceptance. Because further development of our platform is complex, challenging and dependent upon an array of factors, the timetable for the release of new features and enhancements to our platform is difficult to predict, and we may not offer new features as rapidly as users of our platform require or expect. Additionally, the time, money, energy and other resources we dedicate to developing new features or enhancements to our platform may be greater than the short-term, and potentially the total, returns from these new offerings.

It is difficult to predict the problems we may encounter in introducing new features to our platform, and we may need to devote significant resources to the creation, support and maintenance of these features. We provide no assurances that our initiatives to improve our user experience will be successful. We also cannot predict whether any new features will be well received by users, or whether improving our platform will be successful or sufficient to offset the costs incurred to offer these new features. If we are unable to improve or maintain the quality of our platform, our business, financial condition and results of operations could be materially and adversely affected.

Our platform is dependent on our AI-enabled instant quoting engine. If pricing, lead time or other aspects of a quote to buyers either do not meet such buyer’s expectations or prove to be incorrect, our business, financial condition and results of operations could be materially and adversely affected.

We provide quality assurance to buyers.

Our customer agreement with buyers provides that we will manufacture their order in accordance with their specifications. Whether or not the order is ultimately supplied by a seller, in the event that a buyer deems that an order does not conform to its specifications, we agree to replace the order. Our standard customer agreement allows buyers three days to specify non-conformance; however, the duration of our warranty varies by contract, and in some cases, we may be responsible for replacing non-conforming orders for longer periods. While we require sellers to meet certain quality standards before offering their services on our marketplace and provide operational support to our buyers and sellers, such efforts may not prevent us from losses due to poor quality of parts manufactured for our buyers.

Our business model involves our agreeing to pricing with a buyer in advance of sourcing the opportunity to a seller. We are at risk that the price a buyer pays us may be less than the cost we ultimately pay a seller.

Buyers transacting on our marketplace enter into our customer agreement, which provides that we will manufacture their order in accordance with their specifications. In addition, our AI-enabled instant quoting engine provides a prospective buyer with pricing, design feedback and proposed shipping dates prior to our sourcing the manufacturing opportunity to a seller with requisite manufacturing process. From time to time we may quote buyers prices that are lower than the cost we agree with a seller. If our platform is unable to find a seller to source a manufacturing opportunity from a particular buyer at below the price we quote such buyer, or at all, our results of operations may be materially and adversely affected.

We or our third-party partners or service providers may experience a security breach, including unauthorized parties obtaining access to buyers’ confidential information, personal or other data, or any other data privacy or data protection compliance issue. Any such security breach may harm our reputation and brand, and may expose us to liability.

Our business involves the collection, storage, processing, transmission and other use of proprietary, confidential and personal data of buyers and sellers and other parties, as well as the use of third-party partners and service providers who collect, store, process, transmit and otherwise use such data. In particular, our platform stores and transmits to sellers confidential buyer information, including the intellectual property in their part designs and other sensitive data. We also maintain certain other proprietary and confidential data relating to our business and personal data of our personnel and job applicants. In addition, a security breach or incident that we or our third-party partners or service providers experience could result in unauthorized access to, misuse of, or unauthorized acquisition of such data, the loss, corruption, or alteration of such data, interruptions in our operations, damage to our computers or systems or those of our platform’s users, or the loss of access to our systems by us or our buyers and sellers.

Any such incidents could expose us to claims, litigation, regulatory or other governmental investigations, administrative fines and potential liability in various jurisdictions, including under applicable data privacy and security laws and regulations. An increasing number of online platforms have disclosed breaches of their security, some of which have involved sophisticated and highly targeted attacks on portions of their networks or services. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are not foreseeable or recognized until launched against a target, we and our third-party partners and service providers may be unable to anticipate these techniques or implement adequate preventative measures. Further, we may need to expend significant resources to protect against, and to address issues created by, security breaches and other incidents.

If an actual or perceived breach of security of our networks or systems or those of any of our third-party partners’ or service providers’ security occurs, public perception of the effectiveness of our security measures and brand could be severely harmed, and we could lose buyers, sellers or third-party partners. Data security breaches and other cybersecurity incidents may also result from non-technical means, for example, intentional, accidental or negligent actions by employees or contractors. Any compromise of our or our third-party partners’ or service providers’ security could result in a violation of applicable security, privacy or data protection, consumer and other laws, regulatory or other governmental investigations, enforcement actions and legal and financial exposure, including potential contractual liability, in all cases that may not always be covered by our insurance, in whole or in part. Any such compromise could also result in damage to our brand and a loss of confidence in our security and privacy or data protection measures. Further, we may need to expend significant resources to protect against, and to address issues created by, security breaches and other incidents, including, potentially, payments for investigations, forensic analyses, regulatory compliance, breach notification, legal advice, public relations advice, system repair or replacement, or other services. Security breaches and other security incidents, including any breaches of our security measures or those of parties with which we have commercial relationships (e.g., third-party service providers who provide development or other services to us) that result in the unauthorized access of buyers’ confidential, proprietary or personal data, or the belief that any of these have occurred, could damage our reputation and expose us to a risk of loss or litigation and possible liability.

Our and our third-party partners’ along with those of our service may be vulnerable to computer viruses and other malicious software, physical or electronic break-ins, or weakness resulting from intentional or unintentional actions by us, our third-party partners or service providers, as well as similar disruptions that could make all or portions of our platform unavailable for periods of time. While we currently employ various antivirus and computer protection software in our operations, we cannot provide assurances that such protections will in all cases successfully prevent hacking or the transmission of any computer virus or malware, which could result in significant damage to our hardware and software systems and databases, disruptions to our business activities, including to our e-mail and other communications systems, breaches of security and the inadvertent disclosure of personal, confidential or sensitive data, interruptions in access to our website through the use of “denial of service” or similar attacks and other material adverse effects on our operations. Significant unavailability of our platform due to attacks could cause users to cease using our platform and transacting on our marketplace. Although we maintain cybersecurity liability insurance, we cannot be certain our coverage will be adequate for expenses or liabilities actually incurred or will continue to be available to us on reasonable terms, or at all. Any of the foregoing could materially and adversely affect our business, prospects, financial condition and results of operations.

Failure to deal effectively with bad actors engaging on our marketplace or platform could harm our business.

We have adopted policies and procedures that are intended to ensure compliance with law, including, for example anti-corruption, anti-money laundering, export control, and trade sanctions requirements, and we have measures in place to detect and limit the occurrence of illegal activity on our marketplace. However, those policies, procedures, and measures may not always be effective. Further, the measures that we use to detect and limit the occurrence of illegal activity will require significant investment and resources, particularly as our marketplace increases in public visibility and we increase the number of buyers and sellers engaging on our marketplace. Regulations requiring marketplaces to detect and limit illegal activities are increasing. Our measures may not always keep up with these changes.

We may suffer reputational harm for actual or perceived bad acts or actual or perceived illegal activities of buyers and sellers on our marketplaces, particularly related to factory or other workplace conditions. Failure to limit the impact of actual or perceived illegal activity on our marketplaces, could subject us to penalties, fines, other enforcement actions and expenses, significant reputation harm and our business, financial condition, and results of operations could be adversely affected.

We rely upon third-party service providers to perform certain compliance services. If we or our service providers do not perform adequately, our compliance tools may not be effective, which could increase our expenses, lead to potential legal liability, and negatively impact our business.

We may be subject to disputes between sellers and suppliers on our platform.

Our business model involves, in part, connecting sellers to suppliers to purchase materials that enable sellers to fulfill orders on our marketplace. It is possible that disputes may arise between sellers and such suppliers with regard to the terms of orders, payment, confidentiality, work product and intellectual property ownership and infringement, misappropriation or other violation. While we are not parties to such contracts, we cannot guarantee that we will not be involved in disputes among sellers and the suppliers with whom we pair. If these disputes are not resolved amicably, the parties might escalate to formal proceedings, such as by filing claims with a court or arbitral authority. Given our role in facilitating and supporting the relationships between sellers and such suppliers, claims may be brought against us directly as a result of these disputes, or the parties may involve us in claims filed against each other. Even if these claims do not result in litigation or are resolved expediently, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and result in unexpected expenses.

We rely on a third-party payment processor to process payments made by buyers and payments made to sellers and suppliers, and if we cannot manage our relationship with such third party and other payment-related risks, our business, financial condition, and results of operations could be adversely affected.

We rely on a third-party payment processor, Stripe, to process payments made by buyers and payments made to sellers and suppliers. We also rely on Stripe for our Xometry Pay, an integrated payment processing tool for sellers available through our platform, and the Xometry Advance Card. Under our commercial agreements with Stripe, Stripe may terminate the relationship with 120 days’ advance notice. If Stripe terminates its relationship with us or refuses to renew its agreements with us on commercially reasonable terms, or at all, we would be required to find an alternate payment processor and may not be able to secure similar terms or replace such payment processor in an acceptable timeframe. Further, the software and services provided by Stripe may not meet our expectations, may contain errors or vulnerabilities, and could be compromised or experience outages. Any of these risks could cause us to lose our ability to accept online payments or other payment transactions, make timely payments to sellers or suppliers, or decrease the use of Xometry Pay or the Xometry Advance Card, any of which could disrupt our business for an extended period of time, make our platform less convenient, trustworthy and attractive to users, and adversely affect our ability to attract and retain qualified buyers, sellers and suppliers.

Most payments by our buyers are made by credit card or debit card or through third-party payment services, which subjects us to certain regulations and to the risk of fraud. We may in the future offer new payment options to buyers who may be subject to additional regulations and risks. We also receive payments in the form of bank checks, Fed wires or ACH. As a result, we are also subject to a number of other laws and regulations relating to the payments we accept from our buyers, including with respect to money laundering, money transfers, privacy, and information security. If we fail to, or are alleged to fail to, comply with applicable rules and regulations, we may be subject to claims and litigation, regulatory investigations and proceedings, civil or criminal penalties, fines and/or higher transaction fees and may lose the ability to accept online payments or other payment card transactions, which could make our platform less convenient and attractive to users. We also rely on data provided by Stripe for financial statement reporting, and there could be inaccuracies and other errors in such data. If any of these events were to occur, our business, financial condition, and results of operations could be materially adversely affected.

Further, if we are deemed to be a money transmitter as defined by applicable law, we could become subject to certain laws, rules, and regulations enforced by multiple authorities and governing bodies in the United States and numerous state and local agencies that may define money transmitter differently. For example, certain states may have a more expansive view of who qualifies as a money transmitter. Additionally, outside of the United States, we could be subject to additional laws, rules, and regulations related to the provision of payments and financial services, and if we expand into new jurisdictions, the foreign regulations governing our business that we are subject to will expand as well. If we are found to be a money transmitter under any applicable regulation and we are not in compliance with such regulations, we may be subject to fines or other penalties in one or more jurisdictions levied by federal or state or local regulators. In addition to fines, penalties for failing to comply with applicable rules and regulations could include criminal and civil proceedings, forfeiture of significant assets, or other enforcement actions. We could also be required to make changes to our business practices or compliance programs as a result of regulatory scrutiny.

Additionally, our third-party payment processor requires us to comply with payment card network operating rules, which are set and interpreted by the payment card networks. The payment card networks could adopt new operating rules or interpret or re-interpret existing rules in ways that might prohibit us from providing certain services to some users, be costly to implement, or difficult to follow. If we fail to comply with these rules or regulations, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from consumers or facilitate other types of online payments, and our business, financial condition, and results of operations could be adversely affected. We have also agreed to reimburse our third-party payment processor for any reversals, chargebacks, and fines they are assessed by payment card networks if we violate these rules. Any of the foregoing risks could adversely affect our business, financial condition, and results of operations.

We are required to comply with payment card network operating rules.

Payment networks, such as Visa, MasterCard and American Express, establish their own rules and standards that allocate liabilities and responsibilities among the payment networks and their participants. These rules and standards, including the Payment Card Industry Data Security Standards, govern a variety of areas, including how consumers and customers may use their cards, the security features of cards, security standards for processing, data security and allocation of liability for certain acts or omissions, including liability in the event of a data breach. The payment networks may change these rules and standards from time to time as they may determine in their sole discretion and with or without advance notice to their participants. These changes may be made for any number of reasons, including as a result of changes in the regulatory environment, to maintain or attract new participants, or to serve the strategic initiatives of the networks, and may impose additional costs and expenses on or be disadvantageous to certain participants. Participants are subject to audit by the payment networks to ensure compliance with applicable rules and standards. The networks may fine, penalize or suspend the registration of participants for certain acts or omissions or the failure of the participants to comply with applicable rules and standards. Our removal from networks’ lists of Payment Card Industry Data Security Standard compliant service providers could mean that existing merchants, customers, sales partners or other third parties may cease using or referring our services. Also, prospective merchants, customers, sales partners or other third parties may choose to terminate negotiations with us, or delay or choose not to consider us for their processing needs. In addition, the card networks could refuse to allow us to process through their networks. Any of the foregoing could materially adversely impact our business, financial condition or results of operations.

Changes to these network rules or how they are interpreted could have a significant impact on our business and financial results. For example, changes in the payment card network rules regarding chargebacks may affect our ability to dispute chargebacks and the amount of losses we incur from chargebacks. Changes to and interpretations of the network rules that were inconsistent with the way we operated has in the past required us to make changes to our business, and any future changes to or interpretations of the network rules that are inconsistent with the way we currently operate may require us to make changes to our business that could be costly or difficult to implement. If we fail to make such changes or otherwise resolve the issue with the payment card networks, the networks could pass on fines and assessments in respect of fraud or chargebacks related to our merchants or disqualify us from processing transactions if satisfactory controls are not maintained, which could have a material adverse effect on our business, financial condition and results of operations.

We rely on third parties to fulfill buyer orders.

We rely on continued and unimpeded access to postal services and shipping carriers for us or our sellers to deliver manufactured parts reliably and timely to buyers. As a result of the COVID-19 pandemic and other factors, postal services and shipping carriers have experienced increased delays in delivery of their goods. If these shipping delays continue or worsen, or if shipping rates increase significantly, our sellers may have increased costs, and/or our buyers may have a poor purchasing experience and may lose trust in our marketplace, which could negatively impact our business, financial condition, and results of operations.

We face significant competition and expect to face increasing competition in many aspects of our business, which could cause our operating results to suffer.

The manufacturing market is fragmented and highly competitive. We compete for buyers with a wide variety of manufacturers. Some of our current and potential competitors include captive in-house product lines, on-demand parts manufacturers, and other marketplaces for manufacturing services. Moreover, some of our existing and potential competitors are researching, designing, developing and marketing new manufacturing technologies and capabilities that may compete with or provide alternatives to our platform or our marketplace. We also expect that future competition may arise from the development of technologies that are not encompassed by our patents, from the issuance of patents to other companies that may inhibit our ability to develop our capabilities and from improvements to existing technologies. Furthermore, our competitors may attempt to adopt and improve upon key aspects of our business model, such as development of technology that automates much of the manual labor conventionally required to quote and manufacture on-demand parts, implementation of interactive web-based and automated user interface and quoting systems and/or building scalable operating models specifically designed for efficient on-demand production. We may, from time to time, establish alliances or relationships with other competitors or potential competitors, and our competitors may also be sellers transacting on our marketplace. To the extent companies terminate such relationships and establish alliances and relationships with our competitors, our business could be harmed.

Existing and potential competitors may have substantially greater financial, technical, marketing and sales, manufacturing, distribution and other resources and name recognition than us, as well as more substantial intellectual property portfolios and experience and expertise in intellectual property rights and operating within certain international locations, any of which may enable them to compete effectively against us.

Though we plan to expend resources to develop new technologies, processes and capabilities, we cannot assure you that we will be able to maintain our current position or continue to compete successfully against current and future sources of competition. Our challenge in developing new manufacturing processes is finding capabilities for which our marketplace offers an attractive value proposition. If we do not keep pace with technological change and introduce new technologies, processes and capabilities, the demand for our platform and transacting on our marketplace may decline and our business, financial condition, and results of operations may suffer.

Expansion into markets outside the United States is important to the growth of our business, and if we do not manage the business and economic risks of international expansion effectively, it could materially and adversely affect our business and results of operations.

We expect to continue to expand our international operations, which may include opening offices in new jurisdictions, adding buyers in additional countries, and providing our platform in additional languages. Expansion into new markets or countries may not be successful. In addition, our legal, accounting, financial compliance and other administrative costs will increase as we expand internationally. In addition, our ability to manage our business and conduct our operations internationally requires considerable management attention and resources, and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal and regulatory systems, alternative dispute systems and commercial markets. International expansion requires investment of significant funds and other resources. Operating internationally subjects us to new risks and may increase risks that we currently face, including risks associated with:

•	recruiting, training and retaining talented and capable employees outside of the United States and Europe, and maintaining our company culture across all of our offices;

•

providing our platform and operating our business across a significant distance, in different languages and among different cultures, including the potential need to modify our platform and features to ensure that they are relevant in different countries;

•

compliance with applicable international laws and regulations, including laws and regulations with respect to privacy, data protection, labor and employment, consumer protection and unsolicited email, and the risk of penalties to our users and individual members of management or employees if our practices are deemed to be out of compliance;

•	operating in jurisdictions that do not protect intellectual property rights or other proprietary rights to the same extent as does the United States;

•

compliance by us and our business partners with anti-corruption laws, import and export control laws, tariffs, trade barriers, economic sanctions and other regulatory limitations on our ability to provide our platform and operate our marketplace in certain international markets;

•	political and economic instability;

•	fluctuations in currency exchange rates;

•	potentially adverse tax consequences due to changes in the income and other tax laws of the United States or the international jurisdictions in which we operate; and

•	higher costs of doing business internationally, including increased legal, financial compliance, accounting, travel, infrastructure and other administrative costs.

We may be unable to keep current with changes in laws and regulations. Although we strive to comply with all applicable laws and regulations and are in the process of implementing policies and procedures designed to support compliance with such laws and regulations, there can be no assurance that we will always be in full compliance or that all of our employees, contractors, partners and agents will comply at all times. Any violations could result in enforcement actions, fines, civil and criminal penalties, damages, injunctions, or reputational harm. If we are unable comply with these laws and regulations or manage the complexity of our global operations successfully, our business, results of operations and financial condition could be materially and adversely affected.

The ongoing COVID-19 pandemic and measures intended to prevent its spread have had a material effect on our business and results of operations, and the ongoing nature of the COVID-19 pandemic and any future pandemic (including variants of the COVID-19 pandemic) may have material and adverse effects on our business, financial condition, and results of operations.

Global health concerns relating to the COVID-19 pandemic and related government actions taken to reduce the spread of the virus have been weighing on the macroeconomic environment, and the pandemic has significantly increased economic uncertainty and reduced economic activity. Small businesses, which constitute a significant portion of our buyers and sellers, have been impacted particularly hard. The pandemic has resulted in government authorities and businesses implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter in place or total lock-down orders, school closures, and business limitations and shutdowns. Such measures have contributed significantly to increased unemployment and negatively impacted business spending.

The pandemic has caused us to modify our business practices to help minimize the risk of the virus to our employees, which could negatively impact our business. These measures include temporarily requiring employees to work remotely, suspending all non-essential business travel for our employees, limiting external guests visiting our offices, and canceling or postponing meetings and events or holding them virtually. Although we have made every effort to comply with applicable COVID-19 measures and precautions, in light of the continually evolving situation, there is no certainty that the measures we have taken will be sufficient to mitigate the risks posed by the virus. In addition, implementing COVID-19 measures and precautions has diverted, and may continue to divert, resources and attention of our management.

The extent to which the COVID-19 pandemic, any future variants of the COVID-19 pandemic, or any future pandemic unrelated to COVID-19 impacts our business, results of operations, and financial condition will depend on developments that continue to be highly uncertain and difficult to predict, including, but not limited to, the duration and spread of any pandemic, its severity, the actions to contain a virus or treat its impact, the availability, distribution and efficacy of vaccines, and how quickly and to what extent normal economic and operating conditions can resume. Even after the COVID-19 pandemic has subsided, we may experience material and adverse impacts to our business as a result of the virus’s global economic impact, including the availability of credit, bankruptcies or insolvencies of buyers and sellers, and recession or economic downturn.

There are no comparable recent events that provide guidance as to the effect that the COVID-19 pandemic may have, and, as a result, the ultimate impact of the pandemic is highly uncertain and subject to change. We do not yet know the full extent of the impact on our business, our operations, or the global economy as a whole. However, the effects could have a material impact on our results of operations and heighten many of the known risks described throughout this “Risk Factors” section.

Our business could be adversely impacted by changes in the Internet and mobile device accessibility of users.

Our business depends on users’ access to our platform via a personal computer or mobile device and the Internet. We have started to enable sellers to access our platform via a mobile browser, which we believe is important to the growth of our business by adding sellers to our marketplace and enabling faster seller response times to orders. We may operate in jurisdictions that provide limited Internet connectivity, particularly as we expand internationally. Internet access and access to a mobile device or personal computer are frequently provided by companies with significant market power that could take actions that degrade, disrupt, or increase the cost of users’ ability to access our platform. In addition, the Internet infrastructure that we and users of our platform rely on in any particular geographic area may be unable to support the demands placed upon it and could interfere with the speed and availability of our platform. Any such failure in Internet or mobile device or computer accessibility, even for a short period of time, could adversely affect our results of operations.

Interruptions to or other problems with our website and platform, information technology systems, manufacturing processes or other operations could damage our reputation and brand and substantially harm our business and results of operations.

The satisfactory performance, reliability, consistency, integrity, security and availability of our websites, marketplace and platform, information technology systems, and other operations are critical to our reputation and brand, and to our ability to effectively service buyers and sellers. Any interruptions or other problems that cause any of our websites, marketplace, platform or information technology systems to malfunction or be unavailable, or negatively impact our operations, may damage our reputation and brand, result in lost revenue, cause us to incur significant costs seeking to remedy the problem and otherwise substantially harm our business and results of operations.

A number of factors or events could cause such interruptions or problems, including: human and software errors, hackers, viruses, malware or other malicious activity, design faults, bugs, challenges associated with upgrades, changes or new facets of our business, power loss, telecommunication failures, fire, flood, extreme weather, political instability, acts of terrorism, war, break-ins and security breaches, supply chain attacks, exploitation of vulnerabilities in our network or platform, contract disputes, labor strikes and other workforce-related issues, capacity constraints due to an unusually large number of users accessing our websites or ordering parts at the same time, and other similar events. Our buyers come to us in part for our instant pricing capabilities and that feature is often of critical importance to these buyers. We are dependent upon our facilities, in which we house computer hardware necessary to operate our websites and systems as well as managerial, customer service, sales, marketing and other similar functions, and we have not identified alternatives to these facilities or established fully redundant systems in multiple locations. We also utilize cloud computing and server capabilities with respect to each of our United States and European operations. In addition, we are dependent in part on third parties for the implementation and maintenance of certain aspects of our communications and production systems, and therefore preventing, identifying and rectifying problems with these aspects of our systems is to a large extent outside of our control.

Moreover, the business interruption insurance that we carry may not be sufficient to compensate us for the potentially significant losses, including the potential harm to the future growth of our business that may result from interruptions in the use of our marketplace or platform and delivery of parts as a result of system failures. Any of the foregoing could materially and adversely affect our business, prospects, financial condition and results of operations.

We are subject to stringent and evolving laws and regulations relating to consumer data privacy and data protection, and any actual or perceived failure by us to comply with such laws and regulations or our privacy policies could materially and adversely affect our business.

We receive, collect, store, process, transfer and otherwise use personal data and other sensitive data. The effectiveness of our technology, including our AI and platforms, and our ability to offer our platform to users rely on the collection, storage and use of this data, including personally identifying or other sensitive data. Our collection, storage, processing, transfer and other use of this data might raise privacy and data protection concerns, which could negatively impact the demand for our services. Privacy and data protection laws or misinterpretations of such laws could restrict or add regulatory and compliance processes to our ability to effectively use and profit from those services.

There are numerous federal, state and international laws and regulations regarding privacy, data protection, information security and the collection, storing, sharing, use, processing, transfer, disclosure and protection of personal data and other content, the scope of which are changing, subject to differing interpretations, and may be inconsistent among countries or conflict with other laws and regulations. We are also subject to the terms of our privacy and information policies and contractual or other obligations to third parties related to privacy, data protection and information security. We strive to comply with applicable laws, regulations, policies and other legal obligations relating to privacy, data protection and information security to the extent possible. However, the regulatory framework for privacy and data protection worldwide is, and is likely to remain for the foreseeable future, uncertain and complex, and it is possible that these or other actual or alleged obligations may be interpreted and applied in a manner that we do not anticipate or that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Further, any significant change to applicable laws, regulations or industry practices regarding the collection, use, retention, security or disclosure of personal data, or their interpretation, or any changes regarding the manner in which the consent of users or other data subjects for the collection, use, retention or disclosure of such data must be obtained, could increase our costs and require us to modify our services and features, possibly in a material manner, which we may be unable to complete, and may limit our ability to store and process user data or develop new services and features.

If we were found to be in violation of any applicable privacy or data protection laws or regulations, our business may be materially and adversely affected and we would likely have to change our business practices and potentially the services and features available through our platform. In addition, these laws and regulations could impose significant costs on us and could make it more difficult for us to use our current technology to and connect buyers and sellers. In addition, if a breach of data security were to occur, or other violation of privacy or data protection laws and regulations were to be alleged, our solutions may be perceived as less desirable and our business, prospects, financial condition and results of operations could be materially and adversely affected.

We expect that there will continue to be new laws, regulations and industry standards concerning privacy, data protection and information security proposed and enacted in various jurisdictions. For example, European legislators adopted the General Data Protection Regulation (“GDPR”), which became effective on May 25, 2018, and are now in the process of finalizing the ePrivacy Regulation to replace the European ePrivacy Directive (Directive 2002/58/EC as amended by Directive 2009/136/EC). The GDPR further implemented through binding guidance by the European Data Protection Board (and supplemented by national laws in individual EU member states), applies extra-territorially, imposes stringent data protection compliance requirements and provides for significant penalties for noncompliance. The GDPR created new compliance obligations applicable to our business and users, including obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates, security breach notifications and the security and confidentiality of personal data. The GDPR has caused us to change, and we may in the future need to make further changes to, our business practices, and includes significant financial penalties for noncompliance (including possible fines of up to the greater of €20 million and 4% of our global annual turnover for the preceding financial year for the most serious violations, as well as the right to compensation for financial or non-financial damages claimed by any individuals under Article 82 of the GDPR). We are taking steps to comply with the GDPR but this is an ongoing compliance process. This may be onerous and if our efforts to comply with GDPR or other applicable EU laws and regulations are not successful, or are perceived to be unsuccessful, it could adversely affect our business in the EU.

Further, the exit of the United Kingdom (“UK”) from the EU, often referred to as Brexit, has created uncertainty with regard to data protection regulation in the UK. Specifically, the UK exited the EU on January 1, 2020, subject to a transition period that ended December 31, 2020. Under the post-Brexit Trade and Cooperation Agreement between the EU and the UK, the UK and EU have agreed that transfers of personal data to the UK from EEA member states will not be treated as ‘restricted transfers’ to a non-EEA country for a period of up to four months from January 1, 2021, plus a potential further two months extension (the “Extended Adequacy Assessment Period”). Although the current maximum duration of the Extended Adequacy Assessment Period is six months, it may end sooner, for example, in the event that the European Commission adopts an adequacy decision in respect of the UK, or the UK amends the UK GDPR and/or makes certain changes regarding data transfers under the UK GDPR/Data Protection Act 2018 without the consent of the EU (unless those amendments or decisions are made simply to keep relevant UK laws aligned with the EU’s data protection regime). If the European Commission does not adopt an ‘adequacy decision’ in respect of the UK prior to the expiry of the Extended Adequacy Assessment Period, from that point onwards the UK will be an ‘inadequate third country’ under the GDPR and transfers of personal data from the EEA to the UK will require a ‘transfer mechanism’ such as the Standard Contractual Clauses.

Additionally, California passed the California Consumer Privacy Act (“CCPA”), which became effective on January 1, 2020. The CCPA provides new data privacy rights for consumers and new operational requirements for companies. Specifically, the CCPA mandates that covered companies provide new disclosures to California consumers and afford such consumers new data privacy rights that include, among other things, the right to request a copy from a covered company of the personal information collected about them and the right to request deletion of such personal information. The California Attorney General can enforce the CCPA, including seeking an injunction and civil penalties for violations. The CCPA also provides a private right of action for certain data breaches that is expected to increase data breach litigation. Additionally, a new privacy law, the California Privacy Rights Act (“CPRA”), was approved by California voters in the November 3, 2020 election. The CPRA generally takes effect on January 1, 2023 and significantly modifies the CCPA, including by expanding consumers’ rights with respect to certain personal information and creating a new state agency to oversee implementation and enforcement efforts, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. The CPRA will, among other things, give California residents the ability to limit use of certain sensitive personal information, further restrict the use of cross-contextual advertising, establish restrictions on the retention of personal information, expand the types of data breaches subject to the CCPA’s private right of action and provide for increased penalties for CPRA violations concerning California residents under the age of 16. Given its nascency, we cannot yet predict the full impact of the CCPA on our business or operations, but it may require us to modify our data practices and policies and to incur substantial costs and expenses in an effort to comply. Additionally, the CCPA and other legal and regulatory changes are making it easier for certain individuals to opt out of having their personal data processed and disclosed to third parties through various opt-out mechanisms, which could result in an increase to our operational costs to ensure compliance with such legal and regulatory changes. In recent years, there has also been an increase in attention to and regulation of data protection and data privacy across the globe, including in the United States with the increasingly active approach of the Federal Trade Commission (“FTC”) with respect to data privacy issues under Section 5 of the FTC Act’s unfair and deceptive acts framework, as well as contemplated data privacy statutes and regulations in many states as well as at the federal level. Current pending or future proposed legislation may result in changes to the current regulatory landscape, including enforcement measures and sanctions.

Any failure or perceived failure by us to comply with our posted privacy policies, our privacy-related obligations to users or other third parties, or any other legal obligations or regulatory requirements relating to privacy, data protection or information security may result in governmental investigations or enforcement actions, litigation, claims or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our buyers, sellers or third-party partners to lose trust in us, and otherwise materially and adversely affect our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations and policies that are applicable to the businesses of our users may limit the adoption and use of, and reduce the overall demand for, our marketplace and platform. Additionally, if third parties we work with violate applicable laws, regulations or agreements, such violations may put our users’ data at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our buyers, sellers or third-party partners to lose trust in us and otherwise materially and adversely affect our reputation and business. Further, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our business, industry or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks.

Additionally, certain actions of our users that are deemed to be a misuse of or unauthorized disclosure of another user’s personal data could negatively affect our reputation and brand and impose liability on us. While we have adopted policies regarding the misuse or unauthorized disclosure of personal data obtained through our services by our users and retain authority to put a hold on or permanently disable user accounts, users could nonetheless misuse or disclose another user’s personal data. The safeguards we have in place may not be sufficient to avoid liability on our part or avoid harm to our reputation and brand, especially if such misuse or unauthorized disclosure of personal data was high profile, which could adversely affect our ability to expand our user base, and our business and financial results.

Any court ruling or other governmental action that imposes liability on providers of online services for the activities of their users and other third parties could harm our business. In such circumstances, we may also be subject to liability under applicable law in a way which may not be fully mitigated by the user terms of service we require our users to agree to. Any of the foregoing could materially and adversely affect our business, prospects, financial condition and results of operations.

Government regulation of the Internet and e-commerce is evolving, and unfavorable changes could adversely affect our business, financial condition, and results of operations.

We are subject to general business regulations and laws as well as federal and state regulations and laws specifically governing the Internet and e-commerce that are frequently evolving. Existing and future laws and regulations, or changes thereto, may impede the growth of the Internet and e-commerce, or other online services, and increase the cost of operating our platform or operating our marketplace online, require us to change our business practices, or raise compliance costs or other costs of doing business. These regulations and laws, which continue to evolve, may cover taxation, tariffs, user privacy, data protection, pricing and commissions, content, copyrights, distribution, social media marketing, advertising practices, sweepstakes, mobile, electronic contracts and other communications, consumer protection, broadband residential Internet access, and the characteristics and quality of services. It is not clear how existing laws governing issues such as property ownership, sales, use, and other taxes, libel, and personal privacy apply to the Internet and e-commerce. In addition, as we continue to expand internationally, it is possible that foreign government entities may seek to censor content available on our website or mobile application or may even attempt to block access to our website or mobile application. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation and brand, a loss in business, and proceedings or actions against us by governmental entities or others, which could adversely affect our business, financial condition, and results of operations.

Growth of our business will depend on a strong reputation and brand and any failure to maintain, protect, and enhance our brand would hurt our ability to retain or expand our base of buyers and sellers and our ability to increase their level of engagement.

We believe that building a strong reputation, identity and brand are critical to our ability to attract and retain buyers and sellers and increase their engagement with our platform and transactions on our marketplace, and will only become more important as competition in our industry intensifies. Successfully obtaining, maintaining, protecting, and enhancing our reputation and brand and increasing network effects of engagement on our platform and transactions on our marketplace will depend on the success of our sales and marketing efforts, our ability to provide consistent, high-quality services and support, and our ability to successfully secure, maintain, defend and enforce our intellectual property or other proprietary rights to use the “Xometry” mark, our logo, and other trademarks important to our brand, as well as a number of other factors, many of which are outside our control. We believe that our sales and marketing initiatives have been critical in promoting awareness of the products and services available to sellers on our platform and buyers organically expanding their accounts by adding more users and service, but future marketing efforts may not be successful or cost-effective. Our buyers’ preferences may change from time to time. In addition, to expand our buyer base, we must appeal to new buyers who may have historically used other manufacturing methods.

Our reputation, brand, and ability to build trust with existing and new buyers and sellers may be adversely affected by complaints and negative publicity about us, our buyers or our sellers, even if factually incorrect or based on isolated incidents. Negative perception of our platform, marketplace or company may harm our reputation, brand, and network effects, including as a result of:

•	complaints or negative publicity about us, our platform, our marketplace, our buyers, our sellers, or our policies and guidelines, including our pricing model;

•	price quote, production, lead time or shipping delays;

•	real or perceived manufacturing or quality control inadequacies;

•	fraud;

•	illegal, negligent, reckless, or otherwise inappropriate behavior by buyers, sellers or third parties;

•	a pandemic or an outbreak of disease linked to us;

•	a failure to provide sellers with a sufficient level of orders or repeat business;

•	a failure to offer buyers or sellers competitive pricing and lead times;

•	a failure to provide a range of manufacturing processes sought by buyers;

•	a failure to provide manufacturing processes that limit environmental harm;

•

actual or perceived disruptions to or defects in our platform or similar incidents, such as privacy or data security breaches or other security incidents, site outages, payment disruptions, or other incidents that impact the reliability of our services, as discussed elsewhere in this “Risk Factors” section;

•	litigation over, or investigations by regulators into, our company or the industry in which we operate;

•	buyers’ or sellers’ lack of awareness of, or compliance with, our policies;

•	changes to our policies that users or others perceive as overly restrictive, unclear, inconsistent with our values or mission, or not clearly articulated;

•	a failure to comply with legal, tax, and regulatory requirements, as discussed elsewhere in this “Risk Factors” section;

•	a failure to enforce our policies in a manner that users perceive as effective, fair, and transparent;

•	a failure to operate our business in a way that is consistent with our values and mission;

•	inadequate or unsatisfactory support experiences;

•	illegal or otherwise inappropriate behavior by our management team or other employees or contractors;

•	negative responses by buyers or sellers to new services or manufacturing processes available on our marketplace;

•	a failure to register or to prevent infringement, misappropriation or other violation of our trademarks;

•	perception of our treatment of buyers and sellers and our response to buyer or seller sentiment related to political or social causes or actions of management; or

•	any of the foregoing with respect to our competitors, to the extent such resulting negative perception affects the public’s perception of us or our industry as a whole.

Our company culture and values have contributed to our success and if we cannot maintain and evolve our culture as we grow, our business could be adversely affected.

We believe that our company culture has been critical to our success. We face a number of challenges that may affect our ability to sustain our corporate culture, including:

•	failure to identify, attract, reward, and retain people in leadership positions in our organization who share and further our culture, values, and mission;

•	failure to further our diversity efforts with respect to our leadership team and our offerings;

•	the increasing size and geographic diversity of our workforce;

•	competitive pressures to move in directions that may divert us from our mission, vision, and values;

•	the continued challenges of a rapidly evolving industry; and

•	the integration of new personnel and businesses from acquisitions.

If we are not able to maintain and evolve our culture, our business, financial condition, and results of operations could be adversely affected.

Any failure to offer high-quality support may harm our relationships with buyers and sellers and could adversely affect our business, financial condition, and results of operations.

Our ability to attract and retain buyers and sellers is dependent in part on our ability to provide high-quality support. Buyers and sellers depend on our support organization to resolve any issues relating to our platform or transactions on our marketplace. In particular, our operational support team is critical to delivering manufactured parts to buyers timely and in accordance with their orders. We rely on third parties to provide some support services and our ability to provide effective support is partially dependent on our ability to attract and retain third-party software to enable and optimize our support functions. As we continue to grow our business and improve our offerings, we will face challenges related to providing high-quality support services at scale. Additionally, as we continue to grow our international business and the number of international users on our platform and transacting on our marketplace, our support organization will face additional challenges, including those associated with delivering support in languages other than English. Any failure to maintain high-quality support, or a market perception that we do not maintain high-quality support, could harm our reputation and adversely affect our ability to scale our platform, marketplace and business, our financial condition, and results of operations.

Our business is subject to a variety of laws and regulations, both in the United States and internationally, many of which are evolving.

We are subject to a wide variety of laws and regulations. Laws, regulations and standards governing issues such as worker classification, employment, payments, worker confidentiality obligations, intellectual property, consumer protection, taxation, import and export controls, privacy and data security are often complex and subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies, such as federal and state administrative agencies. Many of these laws were adopted prior to the advent of the internet and related technologies and, as a result, do not contemplate or address the unique issues of the internet and related technologies. Other laws and regulations may be adopted in response to internet and related technologies. New and existing laws and regulations (or changes in interpretation of existing laws and regulations) may also be adopted, implemented, or interpreted to apply to us and other online marketplaces. As our marketplace’s geographical scope expands, regulatory agencies or courts may claim that we, or our buyers or sellers, are subject to additional requirements or that we are prohibited from conducting our business in or with certain jurisdictions. It is also possible that certain provisions in agreements with our service providers or between buyers and sellers may be found to be unenforceable or not compliant with applicable law.

Recent financial, political and other events may increase the level of regulatory scrutiny on larger companies, technology companies in general and, in particular, companies engaged in dealings with independent contractors or payments. Regulatory agencies may enact new laws or promulgate new regulations that are adverse to our business, or they may view matters or interpret laws and regulations differently than they have in the past or in a manner adverse to our business. Such regulatory scrutiny or action may create different or conflicting obligations on us from one jurisdiction to another. In particular, we have received letters from certain jurisdictions indicating that we are required to pay taxes based on having certain minimum contacts in such jurisdictions. We may become subject to taxation in additional jurisdictions in the future.

We are subject to U.S. and other anti-corruption laws, trade controls, economic sanctions and similar laws and regulations. Our failure to comply with these laws and regulations could subject us to civil, criminal and administrative penalties and harm our reputation.

We do business worldwide, which requires us to comply with the laws and regulations of the U.S. government and various foreign jurisdictions. These laws and regulations place restrictions on our operations, trade practices, partners and investments.

In particular, our operations are subject to U.S. and foreign anti-corruption and trade control laws and regulations, such as the Foreign Corrupt Practices Act (“FCPA”), export controls and economic sanctions programs, including those administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), the State Department’s Directorate of Defense Trade Controls (“DDTC”) and the Bureau of Industry and Security (“BIS”) of the Department of Commerce. As a result of doing business in foreign countries and with foreign customers, we are exposed to a heightened risk of violating anti-corruption and trade control laws and sanctions regulations.

As part of our business, we may deal with state-owned business enterprises, the employees of which are considered foreign officials for purposes of the FCPA’s prohibition on providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. In addition, the provisions of anti-bribery and anti-corruption laws in some jurisdictions extend beyond bribery of foreign public officials and also apply to transactions with individuals that a government does not employ. Some of the international locations in which we may operate lack a developed legal system and have higher than normal levels of corruption. Our continued expansion outside the U.S. could increase the risk of FCPA, OFAC or other similar violations in the future.

As an exporter, we must comply with various laws and regulations relating to the export of products and technology from the U.S. and other countries having jurisdiction over our operations. In the U.S., these laws include the International Traffic in Arms Regulations (“ITAR”) administered by the DDTC, the Export Administration Regulations (“EAR”) administered by the BIS and trade sanctions against embargoed countries and destinations administered by OFAC. The EAR governs products, parts, technology and software which present military or weapons proliferation concerns, so-called “dual use” items, and ITAR governs military items listed on the United States Munitions List. Prior to shipping certain items, we must obtain an export license or verify that license exemptions are available. Any failures to comply with these laws and regulations could result in fines, adverse publicity and restrictions on our ability to export our parts, and repeat failures could carry more significant penalties.

We are subject to various federal, state, local and non-U.S. laws and regulations relating to environmental protection.

We are subject to various federal, state, local and non-U.S. laws and regulations relating to environmental protection, including the discharge, treatment, storage, disposal and remediation of hazardous substances and wastes. We continually assess our compliance status and management of environmental matters to ensure our operations are in material compliance with applicable environmental laws and regulations; however, there is no guarantee that we comply with all applicable environmental laws and regulations, and as a result, we may incur costs associated with noncompliance, investigation, remediation, and operation and maintenance costs associated with environmental compliance. The cost of such compliance may increase over time, particularly as we expand our business into new jurisdictions.

Our intellectual property and proprietary rights are valuable, and any inability to obtain, maintain, protect or enforce them could substantially harm our business, products, services and brand.

Our trade secrets, trademarks, copyrights, patents, and other intellectual property and proprietary rights are critical to our success. We rely on, and expect to continue to rely on, a combination of confidentiality, invention assignment, and license agreements with our employees, consultants, and third parties with whom we have relationships, as well as trademark, trade dress, domain name, copyright, trade secret, and patent rights, to protect our brand, proprietary technology and other intellectual property rights. If we do not adequately protect our intellectual property, our brand and reputation could be harmed and competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could harm our business, negatively affect our position in the marketplace, limit our ability to commercialize our technology and delay or render impossible our achievement of profitability. A failure to protect our intellectual property in a cost-effective and meaningful manner could have a material adverse effect on our ability to compete. We regard the protection of our current or future trade secrets, copyrights, trademarks, trade dress, databases, domain names and patents as critical to our success.

We strive to protect our intellectual property and proprietary rights by relying on federal, state and common law rights and other rights provided under foreign laws. These laws are subject to change at any time and could further restrict our ability to obtain, maintain, protect or enforce our intellectual property rights. In addition, the existing laws of certain foreign countries in which we operate may not protect our intellectual property rights to the same extent as do the laws of the United States.

Effective protection of intellectual property rights is expensive and difficult to maintain, both in terms of application and maintenance costs, as well as the costs of monitoring, defending and enforcing those rights. We routinely apply for patents in the U.S. and internationally to protect innovative ideas embodied in our technology, but we may not always be successful in obtaining patent grants from these applications. Moreover, there is no assurance that any resulting patent rights will adequately protect our intellectual property or provide us with any competitive advantages. We also pursue registration of trademarks, and domain names in the United States and in certain jurisdictions outside of the United States and may pursue registrations of copyrights in the future, but doing so may not always be successful or cost-effective. We may be unable to prevent third parties from acquiring trademarks and domain names that are similar to, infringe upon, dilute or diminish the value of our trademarks and other proprietary rights. Additionally, our trademarks may be challenged, circumvented, declared generic, lapsed or determined to be infringing on or dilutive of other marks. We may not be able to protect our rights in our trademarks, which we need in order to build name recognition with customers. If third parties succeed in registering or developing common law rights in our trademarks and we are not successful in challenging such third-party rights, or if our trademark rights are otherwise damaged, we may not be able to use our trademarks to commercialize our products and services in certain relevant jurisdictions.

Even where we have intellectual property rights, they may later be found to be unenforceable or have a limited scope of enforceability. In addition, we may not seek to pursue such protection in every jurisdiction. In particular, we believe it is important to maintain, protect and enhance our brands. Accordingly, we pursue the registration of domain names and our trademarks and service marks in the United States. Third parties may challenge our use of our trademarks, oppose our trademark applications or otherwise impede our efforts to protect our intellectual property in certain jurisdictions. We may encounter similar challenges in other international jurisdictions as we expand our business. In the event that we are unable to register our trademarks in certain jurisdictions, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing new brands.

Our competitors and others could attempt to capitalize on our brand recognition by using domain names or business names similar to ours. Domain names similar to ours have been registered in the United States and elsewhere. We may be unable to prevent third parties from acquiring or using domain names and other trademarks that infringe on, are similar to, or otherwise decrease the value of our brands, trademarks or service marks. Effective trade secret, copyright, trademark, domain name and patent protection are expensive to develop and maintain, both in terms of initial and ongoing registration requirements and the costs of defending our rights. We may be required to protect our intellectual property in an increasing number of jurisdictions, a process that is expensive and may not be successful or which we may not pursue in every location. We may, over time, increase our investment in protecting our intellectual property through additional patent filings that could be expensive and time-consuming.

Our intellectual property rights may be infringed, misappropriated, violated or challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. We may not be able to detect infringement misappropriation or unauthorized use of our intellectual property rights, and defending or enforcing our intellectual property rights, even if successfully detected, prosecuted, enjoined or remedied, could result in the expenditure of significant financial and managerial resources. Litigation may be necessary to enforce our intellectual property rights, protect our proprietary rights or determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business and results of operations. We may also incur significant costs in enforcing our trademarks against those who attempt to imitate our brand and other valuable trademarks and service marks. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, countersuits and adversarial proceedings such as oppositions, inter partes review, post-grant review, re-examination or other post-issuance proceedings, that attack the validity and enforceability of our intellectual property rights. An adverse determination of any litigation proceedings could put our patents at risk of being invalidated or interpreted narrowly and could put our related pending patent applications at risk of not issuing. Further, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential or sensitive information could be compromised by disclosure in the event of litigation. In addition, during the course of litigation there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. If we fail to maintain, protect and enhance our intellectual property rights, our business may be harmed and the market price of our common stock could decline.

Similarly, our reliance on unpatented proprietary information and technology, such as trade secrets and confidential information, depends in part on agreements we have in place with employees and third parties that place restrictions on the use and disclosure of this intellectual property. However, we cannot guarantee that we have entered into such agreements with each party that may have or has had access to our trade secrets or proprietary technology and processes. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. There can be no assurance that these agreements will be self-executing or otherwise provide meaningful protection for our trade secrets or other intellectual property or proprietary information. Further, our competitors could independently develop technology similar to our unpatented proprietary information and technology, which could cause us to lose any competitive advantage resulting from this intellectual property. Agreements restricting the use and disclosure of unpatented proprietary information may be insufficient or may be breached, or we may not enter into sufficient agreements with such individuals in the first instance, in either case potentially resulting in the unauthorized use or disclosure of our trade secrets and other intellectual property, including to our competitors, which could cause us to lose any competitive advantage resulting from this intellectual property. Individuals not subject to invention assignment agreements may make adverse ownership claims to our current and future intellectual property. There can be no assurance that our intellectual property rights will be sufficient to protect against others offering a platform, products or services that are substantially similar to ours and that compete with our business.

Our competitors may also independently develop similar technology that does not infringe on or misappropriate our intellectual property rights. The laws of some foreign countries do not protect, or may not be as protective, of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. Effective patent, trademark, copyright and trade secret protection may not be available to us in every country in which our solutions or technology are hosted or available. Further, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. The laws in the United States and elsewhere change rapidly, and any future changes could adversely affect us and our intellectual property. Our intellectual property rights may be contested, circumvented or found unenforceable or invalid, in whole or in part, and we may not be able to prevent third parties from infringing, misappropriating, diluting or otherwise violating them. Our failure to meaningfully protect our intellectual property could result in competitors offering solutions that incorporate our most technologically advanced features, which could seriously reduce demand for our products and services.

Additionally, our intellectual property rights and other confidential business information are subject to risks of compromise or unauthorized disclosure if our security measures or those of our third-party service providers are unable to prevent cyber-attacks. Significant impairments of our intellectual property rights, and limitations on our ability to assert our intellectual property rights against others, could have a material and adverse effect on our business.

In order to protect and monitor for infringement, misappropriation or other violation of our intellectual property and proprietary rights, we may be required to spend significant resources. Litigation may be necessary to enforce and protect our trade secrets and other intellectual property and proprietary rights, which could be costly, time-consuming, and distracting to management, and could result in the impairment or loss of portions of our intellectual property. Further, our efforts to enforce our intellectual property and proprietary rights may be met with defenses, counterclaims, and countersuits attacking the ownership, scope, validity and enforceability of such rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our offerings or impair their functionality, delay introductions of new offerings, result in our substituting inferior or more costly technologies into our offerings, or injure our reputation. Any of the foregoing could materially and adversely affect our business, prospects, financial condition and results of operations.

We could incur substantial costs and other harms as a result of any claim of infringement, misappropriation or other violation of another party’s intellectual property or proprietary rights.

Whether merited or not, we may face claims of intellectual property infringement allegations and claims from individuals or companies, including such parties who have acquired or developed patents in the fields of injection molding, CNC machining, 3D printing, sheet metal fabrication, or other manufacturing processes for products manufactured by sellers transacting on our marketplace, or technologies for automatically calculating pricing information for products manufactured according to such techniques. We may also be subject to claims from individuals or companies asserting that we are liable for alleged violations of intellectual property rights associated with parts created for buyers. Any claims that such products, processes or parts infringe, misappropriate or otherwise violate the intellectual property rights of others, regardless of the merit or resolution of such claims, could cause us to incur significant costs in responding to, defending and resolving such claims, and as a result, could have a material and adverse effect on our business.

Additionally, in recent years, individuals and groups have begun purchasing intellectual property assets for the purpose of making claims of infringement, misappropriation or other violation and attempting to extract settlements from companies like ours. We may also face allegations that our employees have infringed, misappropriated or otherwise violated the intellectual property or proprietary rights of their former employers or other third parties. It may be necessary for us to initiate litigation to defend ourselves in order to determine the scope, enforceability and validity of third-party intellectual property or proprietary rights, or to establish our respective rights. Regardless of whether claims that we are infringing, misappropriating or otherwise violating patents or other intellectual property or proprietary rights have merit, such claims can be time-consuming, divert management’s attention and financial resources and can be costly to evaluate and defend. Results of any such litigation are difficult to predict and may require us to stop commercializing or using our products or technology, obtain licenses, modify our services and technology while we develop non-infringing substitutes or incur substantial damages, settlement costs or face a temporary or permanent injunction prohibiting us from marketing or providing the affected products and services. If we require a third-party license, it may not be available on reasonable terms or at all, and we may have to pay substantial royalties, upfront fees or grant cross-licenses to intellectual property rights for our products and services. We may also have to redesign our products or services so they do not infringe, misappropriate or otherwise violate third-party intellectual property or other proprietary rights, which may not be possible or may require substantial monetary expenditures and time, during which our technology and products may not be available for commercialization or use. Even if we have an agreement to indemnify us against such costs, the indemnifying party may be unable to uphold its contractual obligations. If we cannot or do not obtain a third-party license to the infringed, misappropriated or otherwise violated technology, license the technology on reasonable terms or obtain similar technology from another source, our revenue and earnings could be adversely impacted.

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business with respect to intellectual property. Some third parties may be able to sustain the costs of complex litigation more effectively than we can because they have substantially greater resources. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock. Moreover, any uncertainties resulting from the initiation and continuation of any legal proceedings could have a material adverse effect on our ability to raise the funds necessary to continue our operations. Assertions by third parties that we violate their intellectual property rights could therefore harm our business.

Any intellectual property litigation to which we might become a party, or for which we are required to provide indemnification, may require us to do one or more of the following:

•	cease selling or using offerings that incorporate or are otherwise covered by the intellectual property rights that we allegedly infringe, misappropriate or otherwise violate;

•	make substantial payments for legal fees, settlement payments or other costs or damages, including potentially treble damages and attorneys’ fees if we are found liable for willful infringement;

•

obtain a license to sell or use the relevant technology, which may not be available on reasonable terms or at all, may be non-exclusive and thereby allow our competitors and other parties access to the same technology, and may require the payment of substantial licensing, royalty or other fees; or

•	redesign the allegedly infringing, misappropriating or otherwise violating offerings to avoid infringement, misappropriation or other violation, which could be costly, time-consuming or impossible.

Any of the foregoing could materially and adversely affect our business, prospects, financial condition and results of operations.

We may not be able to successfully execute future acquisitions or efficiently manage any acquired business.

We have acquired, and may in the future seek to acquire or invest in, additional businesses, products or technologies that we believe could complement or expand our marketplace, enhance the technical capabilities, products and services available on our platform, or otherwise offer growth opportunities. The success of any acquisition will depend upon several factors, including our ability to: identify and cost-effectively structure and acquire businesses; integrate acquired user data, operations, products and technologies into our organization effectively; and retain and motivate key personnel.

The process of integrating an acquired company, business or technology may create unforeseen operating challenges, risks and expenditures, including that the acquisitions do not advance our corporate strategy, that we get an unsatisfactory return on our investment, that the acquisitions distract management, or that we may have difficulty: (i) integrating an acquired company’s accounting, financial reporting, management information and information security, human resource and other administrative systems to permit effective management; (ii) integrating the controls, procedures and policies at companies we acquire into our internal control over financial reporting; and (iii) transitioning the acquired company’s operations, suppliers and customers to us. It may take longer than expected to realize the full benefits from these acquisitions, such as increased revenue, enhanced efficiencies or increased market share, or the benefit may ultimately be smaller than we expected. Moreover, if any of our acquisitions or investments increase our international operations, it would expose us to additional risks relating to operating outside the United States, including increased operational and regulatory risks. Our failure to address these risks or other problems encountered in connection with our past or future acquisitions and investments could cause us to fail to realize the anticipated benefits of such acquisitions or investments, incur unanticipated liabilities and harm our business generally. If an acquired business, product or technology fails to meet our expectations or results in unanticipated costs and expenses, our business, financial condition and results of operations may suffer.

In addition, we cannot be certain that any acquisition, if completed, will be successfully integrated into our existing operations. If we are unable to effectively integrate an acquired business, our business, financial condition, and results of operations may be materially and adversely affected. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various costs and expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. We may not be able to identify desirable acquisition targets or be successful in entering into an agreement with any particular target or obtain the expected benefits of any acquisition or investment.

Acquisitions could also result in dilutive issuances of equity or equity-linked securities, the use of our available cash, or involve us taking on debt or give rise to new liabilities, whether to fund the upfront purchase price of the transaction or deferred or contingent payments we agree to as part of the transaction.

Natural or man-made disasters affecting the manufacturing facilities of our sellers or of our facilities could materially and adversely affect our business, financial condition, and results of operations.

Sellers manufacture orders in a number of geographic locations; however, these facilities and the manufacturing equipment used would be costly to replace and could require substantial lead time to repair or replace. Such facilities and manufacturing equipment may be harmed by natural or man-made disasters, including, without limitation, earthquakes, floods, tornadoes, fires, hurricanes, tsunamis and nuclear disasters.

In the event any of our sellers’ facilities or manufacturing equipment are affected by a disaster, sellers may:

•	be unable to meet the shipping deadlines of our buyers;

•	experience disruptions in our ability to process orders, manufacture and ship orders;

•	be forced to rely on third-party manufacturers or otherwise fail to fulfill orders of our buyers; or

•	be unable to source materials required for orders.

In the event of any of our facilities are affected by a disaster, we may:

•

experience disruptions in our ability to process orders, provide sales and marketing support and customer service, and otherwise operate our business, any of which could negatively impact our business; or

•	need to expend significant capital and other resources to address any damage caused by the disaster.

Any disruption as a result of natural or man-made disaster strikes of the manufacturing facilities of our sellers or of our facilities, we may lose buyers, damage our brand and reputation, and we may be unable to regain those buyers or fail to attract new buyers.

Although we possess insurance for damage to our property and the disruption of our business from casualties, this insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all, nor will it address the impact that a disruption of sellers’ facilities or manufacturing equipment may cause.

We depend upon talented employees to grow, operate and improve our business, and if we are unable to retain and motivate our personnel and attract new talent, we may not be able to grow effectively.

We believe our success has depended, and our future success depends, in part on the efforts and talents of our senior management, including Randolph Altschuler, our Co-Founder and Chief Executive Officer. There can be no assurance that the services of any employee will continue to be available to us in the future. Further, while we carry a key man life insurance policy covering Mr. Altschuler, we do not carry any key man life insurance policies on any of our other executive officers.

To maintain and grow our business, we will need to continue to identify, attract, hire, develop, motivate, and retain highly skilled employees. This requires significant time, expense, and attention. In addition, from time to time, there may be changes in our management team that may be disruptive to our business. If our management team, fails to work together effectively and to execute our plans and strategies on a timely basis, our business could be harmed. Competition for highly skilled personnel in our business sector is intense, particularly in the Washington D.C. metropolitan area where our headquarters are located. We may need to invest significant amounts of cash and equity to attract and retain new employees, and we may never realize returns on these investments. Additionally, potential changes in U.S. immigration policy may make it difficult to renew or obtain visas for any highly skilled foreign personnel that we have hired or are actively recruiting. Furthermore, our international expansion and our business in general may be materially adversely affected if legislative or administrative changes to applicable immigration or visa laws and regulations impair our hiring processes or projects involving personnel who are not citizens of the country where the work is to be performed. If we cannot add and retain employees effectively, our ability to achieve our strategic objectives will be adversely affected, and our business and growth prospects may be harmed.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies in the United States. It is possible that our management team may not successfully or efficiently manage our transition to a public company subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, prospects, financial condition and results of operations.

Changes in, or in the interpretation of, tax rules and regulations may impact our effective tax rate and future profitability.

We are a multinational company based in the United States and subject to tax in multiple tax jurisdictions, both domestic and abroad. Our future effective tax rates could be adversely affected by changes in statutory tax rates or in the interpretation of tax rules and regulations in jurisdictions in which we do business, including those set forth in the Tax Cuts and Jobs Act enacted in 2017, or the Tax Act, changes in the amount of revenue or earnings in countries with varying statutory tax rates, obligations to pay sales, use, value-added, goods and services and similar taxes in jurisdictions in which we do not currently pay such taxes, or changes in the valuation of our deferred tax assets and liabilities.

In addition, we may be subject to audits and examinations of previously filed tax returns by the Internal Revenue Service, or IRS, and other domestic and foreign tax authorities. We regularly assess the potential impact of such examinations to determine the adequacy of our provision for income and other taxes. We believe such estimate to be reasonable, but there is no guarantee that will be the case.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2020, the Company has net operating loss (“NOL”) carryforwards for U.S. federal income tax purposes, and similar state amounts, of approximately $90.1 million available to reduce future income subject to income taxes before limitations of which $90.1 million is utilizable. U.S. federal NOL carryforwards generated prior to 2018 in the approximate amount of $26.6 million will begin to expire, if not utilized, in 2033. It is possible that we will not generate taxable income in time to use NOLs before their expiration, or at all. Under Section 382 and Section 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOLs and other tax attributes, including R&D tax credits, to offset its post-change income may be limited. In general, an “ownership change” will occur if there is a cumulative change in our ownership by “5 percent stockholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws.

Under the Tax Act, as amended by the Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act, net operating losses arising in taxable years beginning after December 31, 2017 and before January 1, 2021 may be carried back to each of the five taxable years preceding the tax year of such loss, but net operating losses arising in taxable years beginning after December 31, 2020 may not be carried back. Additionally, under the Tax Act, as modified by the CARES Act, net operating losses from tax years that began after December 31, 2017 may offset no more than 80% of current taxable income annually for taxable years beginning after December 31, 2020, but the 80% limitation on the use of net operating losses from tax years that began after December 31, 2017 does not apply for taxable income in tax years beginning before January 1, 2021. NOLs arising in tax years ending after December 31, 2017 can be carried forward indefinitely, but NOLs generated in tax years ending before January 1, 2018 will continue to have a two-year carryback and twenty-year carryforward period. As we maintain a full valuation allowance against our U.S. NOLs, these changes will not impact our balance sheet as of December 31, 2020. However, in future years, if and when a net deferred tax asset is recognized related to our NOLs, the changes in the carryforward and carryback periods as well as the new limitation on use of NOLs may significantly impact our valuation allowance assessments for NOLs generated after December 31, 2020.

There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs and tax credits by certain jurisdictions, including in order to raise additional revenue to help counter the fiscal impact from the COVID-19 pandemic, possibly with retroactive effect, or other unforeseen reasons, our existing NOLs and tax credits could expire or otherwise be unavailable to offset future income tax liabilities. A temporary suspension of the use of certain NOLs and tax credits has been enacted in California, and other states may enact suspensions as well. For these reasons, we may not be able to realize a tax benefit from the use of our NOLs and tax credits.

Our use of “open source” software could adversely affect our ability to offer our services and subject us to possible litigation.

We use open source software in connection with our products and services, and we expect to continue to incorporate open source software in our offerings in the future. Some open source software licenses contain certain requirements, including requirements that we make available source code for modifications or derivative works we create based upon, incorporating, linking to or using the open source software (which could include valuable proprietary code), and that we license such modifications or derivative works under the terms of a particular open source license or other license granting third-parties certain rights of further use. By the terms of certain open source licenses, we could be required to release the source code of our proprietary software, and to make our proprietary software available under open source licenses, if we combine and/or distribute our proprietary software with open source software in certain manners, for reduced or no cost. Although we monitor our use of open source software, we do not have a formal open source policy and we cannot be sure that all open source software is reviewed prior to use in our proprietary software, that our programmers have not incorporated open source software into our proprietary software, or that they will not do so in the future. Additionally, the terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts. There is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide our solutions to our clients. In addition, the terms of open source software licenses may require us to provide software that we develop, using such open source software, to others, including our competitors, on unfavorable license terms.

As a result of our current or future use of open source software, we may face claims or litigation, be required to release our proprietary source code, pay damages for breach of contract, re-engineer our technology, discontinue sales in the event re-engineering cannot be accomplished on a timely basis or at all, or take other remedial action that may divert resources away from our development efforts, any of which could adversely affect our business, financial condition or operating results. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our offerings that contain the open source software and required to comply with onerous conditions or restrictions on these offerings, which could disrupt the distribution and sale of these offerings. In addition, the licensors of such open source software may provide no warranties or indemnities with respect to such claims. In any of these events, we and our buyers could be required to seek licenses from third parties in order to continue offering or utilizing our platform, products and solutions, which may not be available on reasonable terms or at all. We and our buyers may also be subject to suits by parties claiming infringement, misappropriation or other violation of third-party intellectual property or proprietary rights due to the reliance by our solutions on certain open source software, and such litigation could be costly for us to defend and subject us to injunctions, payments for damages and other liabilities and obligations. Some open source projects provided on an “as-is” basis have known or unknown vulnerabilities and architectural instabilities which, if not properly addressed, could negatively affect the performance of any offering incorporating the relevant software. Any of the foregoing could result in lost revenue, require us to devote additional research and development resources to re-engineer our solutions, cause us to incur additional costs and expenses, and result in customer dissatisfaction and damage to our reputation, any of which could materially and adversely affect our business, prospects, financial condition and results of operations.

We rely on Amazon Web Services to operate our platform, and any disruption of service from Amazon Web Services or material change to our arrangement with Amazon Web Services could adversely affect our business.

The operation of our platform depends on certain third-party service providers. In particular, we currently host our platform, serve our users and support our operations using Amazon Web Services (“AWS”), a provider of cloud infrastructure services. We do not have control over the operations of the facilities of AWS that we use. AWS’ facilities are vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, cybersecurity attacks, terrorist attacks, power losses, telecommunications failures and similar events, including any disruptions in light of increased usage during the COVID-19 pandemic. In the event that AWS’ or any other third-party provider’s systems or service abilities are hindered by any of the events discussed above, our ability to operate our platform may be impaired, resulting in missing financial targets for a particular period. A decision to close the facilities without adequate notice, or other unanticipated problems, could result in lengthy interruptions to our platform. All of the aforementioned risks may be augmented if our or our partners’ business continuity and disaster recovery plans prove to be inadequate. The facilities also could be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. Our platform’s continuing and uninterrupted performance is critical to our success. Users may become dissatisfied by any system failure that interrupts our ability to provide our platform to them. We may not be able to easily switch our AWS operations to another cloud or other data center provider if there are disruptions or interference with our use of or relationship with AWS, and, even if we do switch our operations, other cloud and data center providers are subject to the same risks. Sustained or repeated system failures would reduce the attractiveness of our platform to users, thereby reducing revenue. Moreover, negative publicity arising from these types of disruptions could damage our reputation and may adversely impact use of our platform. We may not carry sufficient business interruption insurance to compensate us for losses that may occur as a result of any events that cause interruptions in our service.

Our failure to meet our buyers’ price expectations would adversely affect our business and results of operations.

Demand for manufactured products is sensitive to price. We believe our algorithmic pricing tool has been an important factor in our results to date. Therefore, changes in our pricing strategies could have a significant impact on our business and ability to generate revenue. If we fail to meet our buyer’s price expectations with respect to any given order, demand for our platform could be negatively impacted and our business and results of operations could suffer.

Our business depends in part on our ability to process a large volume of new part designs from a diverse group of buyers and successfully identify significant opportunities for our business based on those submissions.

We believe the volume and variety of designs and manufacturing processes we process and the size and diversity of our buyers give us valuable insight into the needs of our prospective buyers and the ability of our community of sellers to meet those needs. We utilize this industry knowledge to better match buyers and sellers and to improve pricing. If the number and diversity of designs and manufacturing processes we process, or the size and diversity of our buyer or seller bases decrease, our ability to expand our business and improve pricing could be negatively impacted. In addition, even if we do continue to process a large number and variety of designs and manufacturing processes and work with significant and diverse buyer and seller bases, there are no guarantees that we will successfully identify significant business opportunities, improve the products and services available on our platform or increase the number of transactions on our platform as a result.

If our present single or limited source sellers become unavailable or inadequate, our buyer relationships, results of operations and financial condition may be adversely affected.

While most manufacturing equipment and materials for our buyers’ orders are available from multiple sellers, certain of those items are only available from single or limited sources. Should any of our present single or limited source sellers for manufacturing equipment or materials become unavailable or inadequate, or impose terms unacceptable to us such as increased pricing terms, we may fail to procure alternate sources of supply, and we may not be successful in doing so on terms acceptable to us, or at all. As a result, the loss of a single or limited source seller could adversely affect our relationship with our buyers and our results of operations and financial condition.

Our reported results of operations may be adversely affected by changes in GAAP.

GAAP is subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported results of operations and could affect the reporting of transactions completed before the announcement of a change. As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for leases as of January 1, 2019 due to the adoption of Accounting Standards Update 2016-02, Leases (Topic 842), as amended. It is difficult to predict the impact of future changes to accounting principles or our accounting policies, any of which could negatively affect our reported results of operations.

The impact of economic conditions, including the resulting effect on consumer spending, may adversely affect our business, financial condition, and results of operations.

Our performance is in part subject to economic conditions and their impact on levels of consumer spending, as consumer spending impacts buyers and sellers transacting on our marketplace. Some of the factors having an impact on consumer spending include general economic conditions, unemployment, consumer debt, reductions in net worth, residential real estate and mortgage markets, taxation, energy prices, interest rates, consumer confidence, and other macroeconomic factors. Consumer purchases of generally decline during recessionary periods and other periods in which disposable income is adversely affected, contributing to small business closures. Economic conditions in certain regions may also be affected by natural disasters, such as earthquakes, hurricanes, wildfires, and threats to public health, such as the recent COVID-19 pandemic. Further, small businesses that do not have substantial resources, like some of the buyers and sellers transacting on our marketplace, tend to be more adversely affected by poor economic conditions than large businesses. If buyers or sellers on our platform were to cease operations, temporarily or permanently, or face financial distress or other business disruption, our business, financial condition, and results of operation may be materially and adversely affected.

The terms of our Amended Loan and Security Agreement require us to meet certain operating and financial covenants and place restrictions on our operating and financial flexibility. If we raise additional capital through debt financing, the terms of any new debt could further restrict our ability to operate our business.

We are party to the Amended Loan and Security Agreement. Under the Amended Loan and Security Agreement, we can borrow up to $15.0 million under a term loan, or the term loan facility, all of which became available to us immediately on the agreement date. As of March 31, 2021, we had $15.8 million of outstanding borrowings under the term loan facility. We could also incur additional indebtedness in the future.

Our payment obligations under the Amended Loan and Security Agreement reduce cash available to fund working capital, capital expenditures, product development and general corporate needs. In addition, indebtedness under the Amended Loan and Security Agreement may bear interest at a variable rate, making us vulnerable to increases in market interest rates. If market rates increase, we will have to pay additional interest on this indebtedness, which would further reduce cash available for our other business needs.

Our obligations under the Amended Loan and Security Agreement are secured by substantially all of our assets. The security interest granted over our assets could limit our ability to obtain additional debt financing. In addition, the Amended Loan and Security Agreement contains customary affirmative and negative covenants restricting our activities, including limitations on: dispositions, mergers or acquisitions; encumbering our intellectual property; incurring indebtedness or liens; paying dividends or redeeming stock or making other distributions; making certain investments; liquidating our company; entering into sale-leaseback arrangements and engaging in certain other business transactions. In addition, we are required to maintain a minimum revenue amount as set forth more fully in the Amended Loan and Security Agreement. Failure to comply with the covenants in the Amended Loan and Security Agreement, including the minimum revenue covenant, could result in the acceleration of our obligations under the Amended Loan and Security Agreement, and, if such acceleration were to occur, it would materially and adversely affect our business, financial condition and results of operations.

We may not have sufficient funds, and may be unable to arrange for additional financing, to pay the amounts due under our debt arrangements. The obligations under the Amended Loan and Security Agreement are subject to acceleration upon the occurrence of specified events of default, including payment default, change in control, bankruptcy, insolvency, certain defaults under other material debt, certain events with respect to regulatory approvals and a material adverse change in our business, operations or other financial condition. If an event of default (other than certain events of bankruptcy or insolvency) occurs and is continuing, Hercules may declare all or any portion of the outstanding principal amount of the borrowings plus accrued and unpaid interest to be due and payable. Upon the occurrence of certain events of bankruptcy or insolvency, all of the outstanding principal amount of the borrowings plus accrued and unpaid interest will automatically become due and payable. The term loan facility contains an end of term fee due and payable on the maturity date of May 1, 2022, in the amount of $1.2 million, however, if the term loan is paid prior to November 1, 2021, the amount owed would be $0.9 million.

Our outstanding indebtedness and any future indebtedness, combined with our other financial obligations, could increase our vulnerability to adverse changes in general economic, industry and market conditions, limit our flexibility in planning for, or reacting to, changes in our business and the industry and impose a competitive disadvantage compared to our competitors that have less debt or better debt servicing options.

Currency exchange rate fluctuations affect our results of operations, as reported in our financial statements.

We report our financial results in U.S. dollars. We collect our revenue primarily in U.S. dollars. A portion of the cost of revenue, product development, sales and marketing and general and administrative expenses of our operations in jurisdictions outside the United States are incurred in foreign currency. As a result, we are exposed to exchange rate risks that may materially and adversely affect our financial results. If the foreign currency appreciates against the U.S. dollar or if the value of the foreign currency declines against the U.S. dollar at a time when the rate of inflation in the cost of goods and services in such jurisdictions exceeds the rate of decline in the relative value of the applicable foreign currency, then the U.S. dollar cost of our operations in non-U.S. jurisdictions would increase and our results of operations could be materially and adversely affected. We do not currently enter into hedging transactions and our business, financial condition and results of operations could be materially and adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

Risks Related to Ownership of Our Common Stock and this Offering

Our stock price may be volatile, and the value of our common stock may decline.

The market price of our common stock may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, some of which are beyond our control, including:

•	actual or anticipated fluctuations in our operating results or financial condition;

•	variance in our financial performance from expectations of securities analysts;

•	changes to our pricing model;

•	changes in our projected operating and financial results;

•	changes in laws or regulations applicable to our business;

•	announcements by us or our competitors of significant business developments, acquisitions, or new offerings;

•	our involvement in any litigation;

•	future sales of our common stock by us or our stockholders, as well as the anticipation of lock-up releases;

•	actual or perceived data breaches, disruptions or other incidents involving our platform, marketplace or products or services;

•	developments or disputes concerning our intellectual property or proprietary rights or our solutions, or third-party intellectual or proprietary rights;

•	changes in senior management or key personnel;

•	the trading volume of our common stock;

•	changes in the anticipated future size and growth rate of our market; and

•	general economic and market conditions.

Broad market and industry fluctuations, as well as general economic, political, regulatory, and market conditions, may also negatively impact the market price of our common stock. In addition, technology stocks have historically experienced high levels of volatility. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial expenses and divert our management’s attention.

No public market for our common stock currently exists, and an active public trading market may not develop or be sustained following this offering.

No public market for our common stock currently exists. An active public trading market for our common stock may not develop following the completion of this offering or, if developed, it may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

We will have broad discretion in the use of the net proceeds to us from this offering and may not use them effectively, which could affect our results of operations and cause our stock price to decline.

We will have broad discretion in the application of the net proceeds to us from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Investors will need to rely upon the judgement of our management team with respect to the use of proceeds from this offering. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, and results of operations could be harmed, and the market price of our common stock could decline. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities, such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government that may not generate a high yield for our stockholders.

Future sales of our common stock in the public market following the offering, including sales of a substantial number of shares of our common stock by our existing stockholders, could cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market following the completion of this offering, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Many of our existing equity holders could have substantial unrecognized gains on the value of the equity they hold based upon the expected price of this offering, and therefore they make take steps to sell their respective shares or otherwise secure the unrecognized gains on those shares. We are unable to predict the timing of or the effect that such sales may have on the prevailing market price of our common stock.

All of our directors and officers and the holders of substantially all of our capital stock and securities convertible into our capital stock are subject to lock-up agreements that restrict their ability to transfer shares of our capital stock for days from the date of this prospectus. These lock-up agreements limit the number of shares of capital stock that may be sold immediately following this offering. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC may, subject to certain exceptions, in their sole discretion, permit our stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements, subject to applicable notice requirements. If not earlier released, all of the shares of common stock sold in this offering will become eligible for sale upon expiration of the                 -day lock-up period, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

In addition, there were                shares of common stock issuable upon the exercise of options outstanding as of                , 2021. We intend to register all of the shares of common stock issuable upon exercise of outstanding options or other equity incentives we may grant in the future, for public resale under the Securities Act. The shares of common stock will become eligible for sale in the public market to the extent such options are exercised, subject to the lock-up agreements described above

and compliance with applicable securities laws. Based on shares outstanding as of                , 2021, upon completion of this offering, holders of up to approximately                 shares, or                 %, of our common stock will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders.

We may issue our shares of common stock or securities convertible into our common stock from time to time in connection with financings, acquisitions, investments, or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the trading price of our common stock to decline.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our equity incentive plans, or otherwise will dilute all other stockholders.

We expect to issue additional capital stock in the future that will result in dilution to all other stockholders. We expect to grant equity awards to employees, directors, and consultants under our equity incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in companies, products, or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our common stock to decline.

If our operating and financial performance in any given period does not meet the guidance that we provide to the public or the expectations of investment analysts, the market price of our common stock may decline.

We may, but are not obligated to, provide public guidance on our expected operating and financial results for future periods. Any such guidance will comprise forward-looking statements, subject to the risks and uncertainties described in this prospectus and in our other public filings and public statements. Our ability to provide this public guidance, and our ability to accurately forecast our results of operations, may be impacted by the COVID-19 pandemic. Our actual results may not always be in line with or exceed any guidance we have provided, especially in times of economic uncertainty, such as the current global economic uncertainty being experienced as a result of the COVID-19 pandemic. If, in the future, our operating or financial results for a particular period do not meet any guidance we provide or the expectations of investment analysts, or if we reduce our guidance for future periods, the market price of our common stock may decline as well. Even if we do issue public guidance, there can be no assurance that we will continue to do so in the future.

If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, our stock price and trading volume could decline.

Our stock price and trading volume following the completion of this offering will be heavily influenced by the way analysts and investors interpret our financial information and other disclosures. Securities and industry analysts do not currently, and may never, publish research on our business. We do not have control over these analysts. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, our stock price would be negatively affected. If securities or industry analysts do not publish research or reports about our business, downgrade our common stock, or publish negative reports about our business, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our stock price to decline and could decrease the trading volume of our common stock.

You will experience immediate and substantial dilution in the net tangible book value of the shares of common stock you purchase in this offering.

The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our common stock immediately after this offering. If you purchase shares of our common stock in this offering, you will suffer immediate dilution of $                per share, or $                per share if the underwriters exercise their option to purchase additional shares from us in full, representing the difference between our pro forma as adjusted net tangible book value per share and the assumed public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus. See “Dilution.” If outstanding options or warrants to purchase our common stock are exercised in the future, you will experience additional dilution.

We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our capital stock, and we do not intend to pay any cash dividends in the foreseeable future. Instead, we anticipate that all of our earnings, if any, in the foreseeable future will be used to provide working capital, to support our operations and to finance the growth and development of our business. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

We may require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all.

We have funded our operations since inception primarily through equity financings and sales. We cannot be certain when or if our operations will generate sufficient cash to fully fund our ongoing operations or the growth of our business. We intend to continue to make investments to support our business, which may require us to engage in equity or debt financings to secure additional funds. In addition, we may require increasing amounts of working capital or other sources of liquidity to support our financial service offerings, including Xometry Pay and FastPay, as they become more widely used by sellers. Additional financing may not be available on terms favorable to us, or at all. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could harm our business, operating results, and financial condition. If we incur additional debt, the debt holders would have rights senior to holders of common stock to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. Furthermore, if we issue additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in the future will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future issuances of debt or equity securities. As a result, our stockholders bear the risk of future issuances of debt or equity securities reducing the value of our common stock and diluting their interests.

As of March 31, 2021, we had $49.5 million in cash and cash equivalents. While we believe the net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to meet our anticipated cash needs for at least twelve months following the date of this prospectus, we cannot assure you that we will be able to generate sufficient liquidity as and when needed, or that our revenue will be adequate to fund our operating needs or achieve or sustain profitability. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned.

Concentration of ownership of our common stock among our existing executive officers, directors, and principal stockholders may prevent new investors from influencing significant corporate decisions.

Based upon shares outstanding as of                , 2021, upon the completion of this offering, our executive officers, directors, and current beneficial owners of 5% or more of our common stock will, in the aggregate, beneficially own approximately                 % of our outstanding common stock. These persons, acting together, will be able to significantly influence all matters requiring stockholder approval, including the election and removal of directors and any merger or other significant corporate transactions. The interests of this group of stockholders may not coincide with the interests of other stockholders.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company, which we expect to further increase after we are no longer an “emerging growth company.” The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The Nasdaq Global Select Market, and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company or the specific timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expense and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies, regulatory authorities may initiate legal proceedings against us and our business and prospects may be harmed. As a result of disclosure of information in the filings required of a public company and in this prospectus, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business, financial condition, results of operations and prospects could be materially harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and materially harm our business, financial condition, results of operations and prospects.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified executive officers and members of our board of directors, particularly to serve on our audit and compensation committees.

In addition, as a result of our disclosure obligations as a public company, we will have reduced strategic flexibility and will be under pressure to focus on short-term results, which may materially and adversely affect our ability to achieve long-term profitability.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect upon the completion of this offering, may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws will include provisions that:

•

authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights, and preferences determined by our board of directors that may be senior to our common stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by our board of directors, the chairperson of our board of directors, or our chief executive officer;

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

•	establish that our board of directors is divided into three classes, with each class serving three-year staggered terms;

•	prohibit cumulative voting in the election of directors;

•	provide that our directors may be removed for cause only upon the vote of sixty-six and two-thirds percent (66 2/3%) of our outstanding shares of common stock;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum; and

•

require the approval of our board of directors or the holders of at least sixty-six and two-thirds percent (66 2/3%) of our outstanding shares of common stock to amend our bylaws and certain provisions of our certificate of incorporation.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder. Any of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our common stock, and they could deter potential acquirers of our company, thereby reducing the likelihood that you would receive a premium for your shares of our common stock in an acquisition.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States of America as the exclusive forums for substantially all disputes between us and our stockholders, which will restrict our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated certificate of incorporation to be effective upon the completion of this offering will provide that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is the exclusive forum for actions or proceedings brought under Delaware statutory or common law: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a breach of fiduciary duty; (3) any action asserting a claim against us arising under the Delaware General Corporation Law; (4) any action regarding our amended and restated certificate of incorporation or our amended and restated bylaws; (5) any action as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; or (6) any action asserting a claim against us that is governed by the internal affairs doctrine. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

In addition, our amended and restated certificate of incorporation will provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. It is possible that a court could find these types of provisions to be inapplicable or unenforceable, and if a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business. For example, under the Securities Act, federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

General Risk Factors

If we fail to retain and motivate members of our management team or other key personnel, our business and future growth prospects would be harmed.

Our success and future growth depend largely upon the continued services of our executive officers as well as other key personnel. These executives and key personnel have been primarily responsible for determining the strategic direction of the business and executing our growth strategy and are integral to our brand, culture and reputation with buyers and sellers. From time to time, there may be changes in our executive management team or other key personnel resulting from the hiring or departure of these personnel. The loss of one or more of executive officers, or the failure by the executive team to effectively work with employees and lead the company, could harm our business.

Litigation or legal proceedings could expose us to significant liabilities and have a negative impact on our reputation or business.

From time to time, we may be party to various claims and litigation proceedings. We evaluate these claims and litigation proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we may establish reserves, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from our assessments and estimates. We are not currently party to any material litigation.

Even when not merited, the defense of these lawsuits may divert management’s attention, and we may incur significant expenses in defending these lawsuits. The results of litigation and other legal proceedings are inherently uncertain, and adverse judgments or settlements in some of these legal disputes may result in adverse monetary damages, penalties or injunctive relief against us, which could negatively impact our financial position, cash flows or results of operations. Any claims or litigation, even if fully indemnified or insured, could damage our reputation and make it more difficult to compete effectively or to obtain adequate insurance in the future.

Furthermore, while we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on amounts recoverable. Even if we believe a claim is covered by insurance, insurers may dispute our entitlement to recovery for a variety of potential reasons, which may affect the timing and, if the insurers prevail, the amount of our recovery.

Changes in tax laws may materially adversely affect our business, prospects, financial condition and operating results.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could adversely affect our business, prospects, financial condition and operating results. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. For example, the Tax Act enacted many significant changes to the U.S. tax laws. Future guidance from the U.S. Internal Revenue Service (the “IRS”) with respect to the Tax Act may affect us, and certain aspects of the Tax Act could be repealed or modified in future legislation. The Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) has already modified certain provisions of the Tax Act. In addition, it is uncertain if and to what extent various states will conform to the Tax Act, the CARES Act or any newly enacted federal tax legislation.

We qualify as an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, it could make our securities less attractive to investors and may make it more difficult to compare our performance to the performance of other public companies.

We qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, we are eligible for and intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as we continue to be an emerging growth company, including, but not limited to, (a) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (b) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (c) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, our stockholders may not have access to certain information they may deem important. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of our common stock that is held by non-affiliates exceeds $700 million as of June 30 of that fiscal year, (ii) the last day of the fiscal year in which it has total annual gross revenue of $1.07 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which it has issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock in our initial public offering. We cannot predict whether investors will find our securities less attractive because it will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes- Oxley Act, and the rules and regulations of the applicable listing standards of The Nasdaq Global Select Market. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems, and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting, which includes hiring additional accounting and financial personnel to implement such processes and controls.

In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight. If any of these new or improved controls and systems do not perform as expected, we may experience deficiencies in our controls.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on The Nasdaq Global Select Market. We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an emerging growth company as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have an adverse effect on our business and results of operations and could cause a decline in the price of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations or financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will” or “would” or the negative of these words or other similar terms or expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

•	our expectations regarding our revenue, expenses and other operating results;

•

the anticipated growth of our business, including the anticipated growth of revenue from seller services, our ability to effectively manage or sustain our growth and to achieve or sustain profitability;

•	the effects of COVID-19 and the associated global economic uncertainty or other public health crises;

•	future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements;

•	our ability to attract new buyers and sellers and successfully engage new and existing buyers and sellers;

•	the costs and success of our sales and marketing efforts, and our ability to promote our brand;

•	our reliance on key personnel and our ability to identify, recruit and retain skilled personnel;

•	our ability to effectively manage our growth, including any international expansion;

•	our ability to obtain, maintain, protect and enforce our intellectual property or other proprietary rights and any costs associated therewith;

•	our ability to compete effectively with existing competitors and new market entrants; and

•	the growth rates of the markets in which we compete.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. And while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains statistical data, estimates and forecasts that are based on independent industry publications or other publicly available information, as well as our internal sources. This information involves many assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and other publicly available information. None of the industry publications referred to in this prospectus were prepared on our or on our affiliates’ behalf or at our expense. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors,” that could cause results to differ materially from those expressed in these publications and other publicly available information.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $                million (or approximately $                million if the underwriters exercise their option to purchase additional shares of our common stock in full) based on an assumed initial public offering price of $                per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

A $1.00 increase (decrease) in the assumed initial public offering price of $                per share of common stock would increase (decrease) the net proceeds to us from this offering by approximately $                million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $                million, assuming the assumed initial public offering price of $                per share of common stock remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

The principal purposes of this offering are to increase our capitalization and financial flexibility, and create a public market for our common stock, and facilitate our future access to the capital markets. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. However, we currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We will also use a portion of the net proceeds to (i) repay our outstanding indebtedness under our Amended Loan and Security Agreement, which matures on May 1, 2022 and under which $15.8 million was outstanding at an annual interest rate of 8.7% as of March 31, 2021 and/or (ii) acquire complementary businesses, products, services or technologies. However, we do not have agreements or commitments to enter into any acquisitions at this time.

We will have broad discretion over how to use the net proceeds to us from this offering. We intend to invest the net proceeds to us from the offering that are not used as described above in investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2021:

•	on an actual basis;

•

on a pro forma basis, giving effect to (1) the automatic conversion of all of our outstanding shares of convertible preferred stock into shares of common stock in connection with this offering, and (2) the filing and effectiveness of our amended and restated certificate of incorporation which will be in effect on the completion of this offering; and

•

on a pro forma as adjusted basis, giving effect to (1) the pro forma adjustments set forth above and (2) our receipt of estimated net proceeds from the sale of shares of common stock that we are offering at an assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

You should read this table together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2021
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands except share and per share amounts) (unaudited)
Cash and cash equivalents	$49,512	$	$

Convertible preferred stock, $0.000001 par value, 27,970,966 shares authorized, 27,758,941 shares issued and outstanding, actual, and no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	160,713
Stockholders’ equity:
Preferred stock, $0.000001 par value, no shares authorized, issued, and outstanding, actual, and shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—
Common stock, $0.000001 par value, 42,000,000 authorized, 8,239,494 shares issued and outstanding, actual, shares authorized and shares issued and outstanding, pro forma, shares authorized and shares issued and outstanding, pro forma as adjusted	—
Additional paid-in capital	1,854
Accumulated other comprehensive income	240
Accumulated deficit	(122,463)

Total stockholders’ deficit	$(120,369)	$	$

Total capitalization	$40,344	$	$

A $1.00 increase (decrease) in the assumed initial public offering price of $                per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of our pro forma as adjusted cash and cash equivalents,

additional paid-in capital, total stockholders’ equity and total capitalization by approximately $                million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $                million, assuming the assumed initial public offering price of $                per share of common stock remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

The number of shares of common stock that will be outstanding after this offering is based on                 shares of common stock outstanding as of                , and excludes:

•	shares of common stock issuable on the exercise of stock options outstanding as of under our 2016 Plan with a weighted-average exercise price of $ per share;

•	shares of common stock issuable on the exercise of warrants outstanding as of with a weighted-average exercise price of $ per share;

•	shares of common stock issuable on the exercise of warrants outstanding as of with a weighted-average exercise price of $ per share; and

•

                 shares of common stock reserved for future issuance under our 2021 Plan, which became effective on                 , 2021, as well as any future increases, including annual automatic evergreen increases, in the number of shares of common stock reserved for issuance under our 2021 Plan and any shares underlying outstanding stock awards granted under our 2012 Plan that expire or are repurchased, forfeited, cancelled or withheld, as more fully described in the section titled “Executive Compensation—Equity Incentive Plans”.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of common stock and the pro forma as adjusted net tangible book value per share immediately after this offering.

Our historical net tangible book value (deficit) as of March 31, 2021 was $(122.8) million, or $(14.90) per share. Our pro forma net tangible book value as of                was $                 million, or $                 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of our shares of common stock outstanding as of                , after giving effect to the automatic conversion of all outstanding shares of preferred stock into an aggregate of                shares of common stock in connection with this offering.

After giving effect to the sale by us of                  shares of common stock in this offering at an assumed initial public offering price of $                per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of                would have been $                million, or $                per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $                per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $                per share to new investors purchasing common stock in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share			$
Historical net tangible book (deficit) per share		$(14.90)

Pro forma net tangible book value per share	$
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering			$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $                per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $                per share and increase (decrease) the dilution to new investors by $                per share, in each case assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase or decrease of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) our pro forma as adjusted net tangible book value by approximately $                per share and decrease (increase) the dilution to new investors by approximately $                per share, in each case assuming the assumed initial public offering price of $                per share of common stock remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

If the underwriters exercise their option to purchase additional shares of common stock in full, the pro forma net tangible book value per share, as adjusted to give effect to this offering, would be

$                per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $                per share.

The following table summarizes, as of                , on a pro forma as adjusted basis as described above, the number of shares of our common stock, the total consideration and the average price per share (1) paid to us by existing stockholders, and (2) to be paid by new investors acquiring our common stock in this offering at an assumed initial public offering price of $                per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%			%	$
New investors

Totals		100.0%		$	100.0%

Each $1.00 increase (decrease) in the assumed initial public offering price of $                per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors and total consideration paid by all stockholders by approximately $                million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

The number of shares of common stock that will be outstanding after this offering is based on                shares of common stock outstanding as of                , and excludes:

•	shares of common stock issuable on the exercise of stock options outstanding as of under our 2016 Plan with a weighted-average exercise price of $ per share; and

•

                 shares of common stock reserved for future issuance under our 2021 Plan, which became effective on                 , 2021, as well as any future increases, including annual automatic evergreen increases, in the number of shares of common stock reserved for issuance under our 2019 Plan and any shares underlying outstanding stock awards granted under our 2016 Plan that expire or are repurchased, forfeited, cancelled or withheld, as more fully described in the section titled “Executive Compensation—Equity Incentive Plans”.

To the extent that any outstanding options are exercised or new options are issued under our stock-based compensation plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. If all outstanding options under our 2016 Plan as of                were exercised or settled, then our existing stockholders, including the holders of these options, would own                 % and our new investors would own                 % of the total number of shares of our common stock outstanding on the completion of this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis summarizes the significant factors affecting the operating results, financial condition, liquidity, and cash flows of our company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our financial statements and the related notes thereto included elsewhere in this prospectus. The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Overview

Our mission is to accelerate innovation by providing real time, equitable access to global manufacturing capacity and demand. Our vision is to drive efficiency, sustainability and innovation for industries worldwide by lowering the barriers to entry to the manufacturing ecosystem.

We are a leading AI-enabled marketplace for on-demand manufacturing, transforming one of the largest industries in the world. We use our proprietary technology to create a marketplace that enables buyers to efficiently source on-demand manufactured parts and assemblies, and empowers sellers of manufacturing services to grow their businesses.

We define “buyers” as individuals who have placed an order to purchase on-demand parts or assemblies on our marketplace. Our buyers include engineers, product designers, procurement and supply chain personnel, inventors and business owners from businesses of a variety of sizes, ranging from self-funded start-ups to Fortune 100 companies. We define “accounts” as an individual entity, such as a sole proprietor with a single buyer or corporate entities with multiple buyers, having purchased at least one part on our marketplace. We define “sellers” as individuals or businesses who have been approved by us to either manufacture a product on our platform for a buyer or have utilized our seller services, including our financial services or the purchase of supplies.

Our revenue is generated by the sale of part(s) and assemblies to our customers. The sellers on our platform offer a diversified mix of manufacturing processes. These manufacturing processes include CNC manufacturing, sheet metal manufacturing, 3D printing (including fused deposition modeling, direct metal laser sintering, PolyJet, stereolithography, selective laser sintering, binder jetting, carbon digital light synthesis and multi jet fusion), die casting, injection molding, urethane casting, as well as finishing services, rapid prototyping and high-volume production. We enable buyers to source these processes to meet complex and specific design and order needs across several industries, including Aerospace and Defense, Healthcare, Automotive, Consumer Goods, Industrial, Robotics, Government, and Education.

In addition, in mid-2020 we launched a suite of financial products and services to help our sellers better manage cash flow at all stages of job production from which we have generated a marginal amount of revenue to date. Our financial services products, such as Xometry Pay, enable sellers to stabilize and enhance their cash flows, supply discounts that allow sellers to lower their operating costs, and resource management tools to optimize their businesses.

Geographically, substantially all of our revenue has been generated from sales to buyers and sellers in the United States, with over 95% of our revenue in each of 2019 and 2020 generated from buyers and sellers located in the United States. However, in 2020, we had sales to customers in

51 countries. As we add accounts, buyers and sellers in additional countries, the geographic mix of our revenue could change over time. We have expanded our European base of operations, headquartered in Germany, and have made significant investments in growing our network of European buyers and sellers. In addition, we currently have a small team in China that is managing our manufacturing network in that region. We expect to make significant investments in growing that team, as the Asia-Pacific region is an important opportunity for the growth of our marketplace.

Our business benefits from a virtuous network liquidity effect, because adding buyers to our platform generates greater demand on our marketplace which in turn attracts more sellers to the platform, allowing us to rapidly scale and increase the number of manufacturing processes offered on our platform. In order to continue to meet the needs of buyers and remain highly competitive, we expect to continue to add sellers to our platform that have new and innovative manufacturing processes. Thus, our platform is unbounded by the in-house manufacturing capacity and processes of our current sellers. For the year ended December 31, 2020, we had one significant account, ClearMask, which accounted for approximately 11% of our revenue. Our revenue is well diversified across our buyers, with no other account contributing more than 10% of revenue in the year ended December 31, 2020 or 2019.

During the quarters ended March 31, 2021 and 2020, no one customer accounted for more than 10% of our revenue. As of March 31, 2021, one customer accounted for approximately 10% of our accounts receivable.

We generated revenue of $38.4 million in 2018, $80.2 million in 2019, and $141.4 million in 2020, representing year-over-year growth of 109% in 2019 and 76% in 2020. Our revenue growth has been driven primarily by increased buyer activity on our platform. Our gross profit was $6.5 million in 2018, $14.7 million in 2019, and $33.3 million in 2020, representing an 17% gross margin in 2018, 18% gross margin in 2019, and 24% gross margin in 2020. Our net losses were $20.1 million in 2018, $31.0 million in 2019 and $31.1 million in 2020.

For the quarters ended March 31, 2021 and 2020, we generated revenue of $43.9 million and $26.7 million, respectively, representing quarter-over-quarter growth of 65%. Our gross profit for the quarters ended March 31, 2021 and 2020, was $9.8 million and $5.4 million, respectively, representing a 22% gross margin for the quarter ended March 31, 2021, as compared to a 20% gross margin for the quarter ended March 31, 2020. Our net loss for the quarters ended March 31, 2021 and 2020, was $10.5 million and $8.6 million, respectively.

Our History

Xometry was founded in 2013 in Gaithersburg, Maryland to solve what we believe are two core problems in the manufacturing industry. For buyers around the world, sourcing the optimal manufacturing solution for their needs is time-consuming, costly and opaque. For sellers, significant human and capital resources are dedicated to sourcing and developing business and improving cash flow and workflow management. By building and deploying our AI technology and emphasizing our unyielding commitment to an excellent experience for our buyers and sellers, we have been able to substantially grow the number of buyers and sellers on our platform and our related revenue.

We received our first angel investment in 2013 and completed our first transaction in January 2014, which was a 3D printed part. Since then, we focused on expanding our platform to include new manufacturing processes like sheet metal and injection molding in 2017 and geographies like Europe in 2019. We achieved business performance milestones including our first month of greater than $1.0 million in revenue in March 2017 and our first year of greater than $100.0 million revenue in 2020.

Since our first transaction in January 2014, our platform has experienced significant growth. From inception through March 31, 2021, we have enabled the production of more than 6.0 million parts on our marketplace. In addition, we have achieved a number of significant milestones since inception, including:

Our Business Model

We generate the majority of our revenue from the prices we charge our buyers on our platform. Beginning with an engineering schematic that contains 3D design specifications, typically a computer-aided design, or a CAD file, uploaded by the buyer, transactions are instantly priced by our AI-enabled instant quoting engine based on volume, manufacturing process and material. Once we commit to fulfill the buyer’s manufacturing order, we utilize our platform to offer the opportunity to one or more of our sellers.

We record the gross amount of revenue from our buyers because of the following conditions of the sale: (i) we have the obligation to provide the products purchased on our platform to buyers, (ii) we have discretion with respect to establishing the price of the product and the price we pay our sellers, (iii) we have discretion to determine how to fulfil each order, including selecting the seller and (iv) we bear certain risks for product quality to the extent the buyer is not satisfied with the final product. Our revenue from recently launched seller services offerings has not been a material driver of our revenue to date; however, we expect revenue from seller services to grow over time. Our gross margin is primarily the result of the sales price that the buyer has paid us less the amount that we paid the seller to produce the goods. The substantial majority of our cost of revenue are the costs that we pay our sellers to manufacture the products for our buyers.

Go to Market

We primarily drive our account acquisition through digital marketing strategies. We drive buyer acquisition through our “land and expand” strategy, where we focus on bringing in new accounts and working directly with potential buyers inside those organizations to educate them on our breadth of capabilities. These buyers then may recommend our platform to other potential buyers within their organizations who design other end products and who may use an entirely different set of manufacturing processes, deepening our reach and stickiness with an account.

Our organic buyer growth results from the embedded network effect of our marketplace model and our continued growth in brand awareness. We continue to diversify and strengthen our marketing capabilities and invest in data science technologies to enable us to acquire more accounts and buyers as well as increase the lifetime value of buyers that utilize our marketplace. In addition, while the majority of our marketing dollars historically have been spent on account and buyer acquisition, we intend to continue to expand our marketing strategies to include seller acquisition.

The majority of our new buyers in both 2020 and 2019 came from our digital marketing efforts, direct sales initiatives and organic and direct sources, such as referrals by existing buyers, word-of-mouth and direct visits to our website. We view our ability to efficiently acquire buyers at scale as a differentiated competitive advantage and continuously seek to diversify our user acquisition investments through a variety of channels in a disciplined manner.

Key Factors Affecting Our Performance

Ability to Cost-effectively Attract, Retain and Engage Buyers

In order to grow our business, we must cost-effectively attract and retain buyers and increase their engagement with our platform over time. Our AI-driven ordering process enables efficient platform pricing though the continuous learning of our AI technology. As our AI technology learns buyer needs and preferences, it becomes more precise and efficient, driving greater buyer engagement on the platform. We believe this increases customer stickiness and fuels an efficient go-to-market model. As we continue to add new offerings, we expect buyer loyalty and spend to continue to increase. We also generate highly attractive buyer economics. While we are continuously focused on adding new active buyers to our platform, we are also focused on increasing their purchase frequency and volume after their initial purchase, while lowering retention expenditure. Our growth depends in significant part on our success in adding new buyers and increasing the spending of our buyers.

In determining how successful our buyer acquisition and retention strategy is, we closely monitor the initial customer acquisition cost, or CAC, and the lifetime value of a buyer, or LTV. These performance indicators enable us to assess the strength of our short-term and long-term buyer unit economics.

•

CAC means the costs of our digital marketing strategies, branding costs and other advertising costs, certain depreciation and amortization expenses, and compensation expenses, including stock-based compensation, to our sales and marketing employees, which we refer to in the aggregate as our sales and marketing expenses for the relevant time period, divided by the number of new buyers acquired during the same period.

•

LTV means the estimated cumulative lifetime gross profit attributable to a particular buyer cohort divided by the number of buyers acquired during the cohort period. Each buyer cohort is defined as all buyers who were acquired during a specific period. To estimate the cumulative lifetime gross profit, we use a Markov chain Monte Carlo statistical analysis that samples thousands of typical lifetime histories in order to model mean lifetimes, expected order counts and order values. We also utilize neural networks to estimate customer-specific distribution parameters. The simulations provide the distribution of outcomes for each customer, including mean lifetimes, expected revenue and churn, which are used to calculate the cumulative lifetime gross profit. The assumptions underlying our calculation of LTV represent estimates, which involve inherent uncertainties and the application of judgment. As a result, if factors or expected outcomes change, or our assumptions or estimates prove incorrect, our LTV could be materially different.

The LTV/CAC ratio illustrates the average LTV buyers are expected to generate as a multiple of CAC. The U.S. LTV/CAC ratio for the year ended December 31, 2020 was 6.1x.

Retention and Expansion of Existing Accounts

Our business has historically benefited from strong revenue growth from account cohorts over time. To track our growth and the underlying dynamics of our business, we closely monitor and analyze the revenue attributable to buyer activity of our annual account cohorts. We define an annual account cohort based on the year when the account first purchased a part on our marketplace. We have observed significant buyer revenue growth across our annual account cohorts, demonstrating that once an account utilizes our marketplace, they typically increase their spend by increasing the number of buyers within an account using our marketplace, increasing the number of parts ordered, and utilizing additional manufacturing processes.

Continued Growth in Our Broad Base of Sellers

We must maintain and grow our broad selection of sellers and add to our diverse array of manufacturing processes in order to continue to grow our business and maximize the efficiency of our network.

We rely on our network of sellers to provide the sophisticated manufacturing processes that we offer to our buyers. We believe the value proposition for sellers, in particular increasing utilization of their manufacturing operations, is compelling. If we fail to attract new sellers to our platform and retain existing sellers, the attractiveness of our platform to buyers would decrease and we would not be able to grow our revenue.

In order to increase our efficiency, we intend to continue to expand our large and growing network of sellers. The number of active sellers, which we define as sellers that have used our platform at least once during the last twelve months to manufacture a product or buy tools or supplies, has grown from 774 for the year ended December 31, 2019 to 1,410 for the year ended December 31, 2020. As we add to our seller base, our AI-driven pricing becomes more competitive, and therefore more attractive to buyers, leading to higher revenue and improved margins. However, if we do not efficiently price the manufacturing opportunities on our platform, our revenue and margins could be adversely impacted.

Investments in Technology and Expansion of Our Platform

We have invested, and intend to continue to invest, in developing technology, tools, features, and products that provide targeted and useful solutions for our buyers and sellers. We intend to continue to invest in our AI and machine learning technologies in order to continuously improve the speed and accuracy of our pricing and placement activity. We also continue to invest in our services-oriented architecture and cloud infrastructure to support scalability. Any investments we make in these areas will occur before we recognize benefits, if any, from the investments. Further, the effectiveness of these efforts may be difficult to measure. If we are unable to continue to improve our platform, the efficiency of our platform may be impaired, and our revenue and gross profit may be adversely impacted.

Expansion of Our Offering of Seller Financial Products and Services

In 2019, we launched seller services, beginning with Xometry Supplies, which enables our sellers to access experienced suppliers who sell competitively priced goods from leading brands. In mid-2020, we launched a suite of financial products and services to help our sellers manage cash flow at all stages of job production. These services help sellers manage their business more efficiently, even on jobs that they source outside of our platform. The percentage of our active sellers who have purchased supplies or accessed one of our financial services products through our platform was 40% for the year ended December 31, 2020. Our revenue from recently launched seller services offerings has not been a material driver of our overall revenue to date; however, we expect revenue from seller services to grow over time. We believe that increased revenue from seller services will have a favorable impact on our gross margin.

Expansion of Our International Operations

In 2019, we launched Xometry in Europe. We believe there is significant opportunity in the global manufacturing ecosystem for our marketplace. With operations throughout the majority of the contiguous United States and customers in Europe and Asia, we have established footholds in major markets around the world. We will continue to dedicate sales and marketing resources to develop our seller networks and attract buyers to our marketplace in other regions. We may not recognize benefits from these investments, and we may not effectively manage additional risks relating to operating outside the United States, including increased operational and regulatory risks.

COVID-19 Pandemic

The current outbreak of COVID-19 has globally resulted in loss of life, business closures impacting our buyers and sellers, restrictions on travel, and closures of certain aspects of our operations. The extent to which the COVID-19 pandemic will impact our business in the future is highly uncertain and cannot be predicted at this time. The pandemic has caused us to modify our business practices to help minimize the risk of the virus to our employees, which could negatively impact our business. These measures include temporarily requiring employees to work remotely, suspending all non-essential business travel for our employees, limiting external guests visiting our offices, and canceling, postponing, or holding meetings and events virtually. Given the continually evolving situation, there is no certainty that the measures we have taken will be sufficient to mitigate the risks posed by the virus and we may not have sufficient protection or recovery plans to continue to deal with the COVID-19 pandemic. Even after the COVID-19 pandemic subsides, it may have a continued and lasting impact on the global economy, including our business.

In addition, future shelter-in-place orders and similar regulations impact the ability of our buyers and sellers to operate their businesses. Any limitations on or disruptions or closures of buyers’ and sellers’ businesses could adversely affect our business.

The COVID-19 pandemic to date has not significantly adversely impacted the growth of our business. We experienced a significant increase in revenue in the third quarter of 2020 due to increased demand for certain pandemic-related supplies, including personal protective equipment and parts for pharmaceutical manufacturing machinery. We believe the COVID-19 pandemic has validated our platform, highlighting the need for resilient supply chains, and reshaping the way buyers source their manufacturing needs.

Key Operational and Business Metrics

In addition to the measures presented in our consolidated financial statements included elsewhere in this prospectus, we use the following key operational and business metrics to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and develop forecasts, and make strategic decisions:

Active Buyers

We define Active Buyers as the number of buyers who have made at least one purchase on our marketplace during the last twelve months. An increase or decrease in the number of Active Buyers is a key indicator of our ability to attract, retain and engage buyers on our platform.

Active Buyers has consistently grown over time. The number of Active Buyers on our platform reached 24,160 as of March 31, 2021, up 83% from 13,195 as of March 31, 2020. The key drivers of Active Buyer growth are continued account and buyer engagement and the success of our strategy to attract new buyers.

Percentage of Revenue from Existing Accounts

We define an existing account as an account where at least one buyer has made a purchase on our marketplace. We believe the efficiency and transparency of our business model leads to increasing account stickiness and spend over time. Buyers can utilize our marketplace for both one-off and recurring manufacturing opportunities. For example, a buyer may choose to utilize our marketplace’s CNC manufacturing processes to manufacture a discrete component for a prototype, and then may choose to later use our marketplace to mass produce that same component. A buyer may also recommend our marketplace to other engineers within their organizations who are designing other products and who may use an entirely different set of manufacturing processes, deepening our reach and stickiness with an account.

For the quarter ended March 31, 2021, 95% of our revenue was generated from existing accounts. We believe the repeat purchase activity from existing accounts reflects the underlying strength of our business and provides us with substantial revenue visibility and predictability.

Accounts with Last Twelve-Month Spend of At Least $50,000

Accounts with Last Twelve-Month, or LTM, Spend of At Least $50,000 means an account that has spent at least $50,000 on our marketplace in the most recent twelve-month period. We view the acquisition of an account as a foundation for the addition of long-term buyers to our marketplace. Once an account joins our platform, we aim to expand the relationship and increase engagement and spending activities from that account over time. The number of accounts with LTM Spend of at least $50,000 on our platform reached 412 as of March 31, 2021, up 34% from 307 as of March 31, 2020.

Adjusted EBITDA

We define Adjusted EBITDA as net income (loss), adjusted to exclude interest and other expense, depreciation and amortization, stock-based compensation expense and impairment charges. Adjusted EBITDA is a performance measure that we use to assess our operating performance and the operating leverage in our business. Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA for a period by revenue for the same period.

For the year ended December 31, 2020, Adjusted EBITDA improved to $(23.5) million, compared to Adjusted EBITDA of $(26.4) million in 2019. For the year ended December 31, 2020, Adjusted EBITDA increased to (17)% of revenue, as compared to (33)% of revenue in 2019, driven by increased operating efficiencies as we grew our revenue faster than our supporting expenses and increased margin as we grew our gross profit faster than our revenue.

For the quarter ended March 31, 2021, Adjusted EBITDA declined to $(8.8) million, compared to Adjusted EBITDA of $(7.5) million for the same quarter in 2020. For the quarter ended March 31, 2021, Adjusted EBITDA improved to (20)% of revenue, as compared to (28)% of revenue for the same quarter in 2020, driven by increased operating efficiencies as we continued to grow our revenue faster than our supporting expenses and improved our margin as we increased our gross profit.

Adjusted EBITDA is a non-GAAP financial measure that we use, in addition to our GAAP financial measures, to evaluate our business. We have included Adjusted EBITDA in this prospectus because it is a key measure used by our management to evaluate our operating performance. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management team and board of directors. Our calculation of Adjusted EBITDA may differ from similarly titled non-GAAP measures, if any, reported by our peer companies and therefore may not serve as an accurate basis of comparison among companies. Adjusted EBITDA should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. See the section titled “Summary Consolidated Financial Data” for additional information and for reconciliations of Adjusted EBITDA to net loss, the most directly comparable GAAP measure.

Components of Results of Operations

Revenue

Our revenue is primarily comprised of sales to buyers through our platform. Buyers purchase specialized CNC manufacturing, sheet metal manufacturing, 3D printing, injection molding, urethane casting, finishing services. Buyer purchases range from rapid prototyping of single parts to high-volume production on our marketplace. These products are primarily manufactured by our network of sellers. We also derive an immaterial portion of our revenue from our offerings to sellers, which includes seller services and financial products.

Cost of Revenue

Cost of revenue primarily consists of the cost to us of the products that are manufactured by our sellers for delivery to buyers on our platform internal production costs, shipping costs and certain internal depreciation. We expect cost of revenue to increase in absolute dollars to the extent our revenue increases and transaction volume increases. As we add sellers to our platform and are able to expand our network liquidity effect, we expect cost of revenue to decline as a percent of revenue over time.

Gross Profit

Gross profit, or revenue less cost of revenue, is primarily affected by the growth of our revenue. Our gross profit margin is primarily affected by liquidity of our seller network and the efficiency of our pricing and will be benefited by increasing the use of existing seller services and the variety of seller services offerings over time.

Operating Expenses

Our operating expenses consist of sales and marketing, operations and support, product development and general and administrative functions.

Sales and Marketing

Sales and marketing expenses are expensed as incurred and include the costs of our digital marketing strategies, branding costs and other advertising costs, certain depreciation and amortization expense, and compensation expenses, including stock-based compensation, to our sales and marketing employees. We intend to continue to invest in our sales and marketing capabilities in the future to continue to increase our brand awareness, add new accounts and further penetrate existing accounts. We expect sales and marketing expense to increase in absolute dollars in the future as we grow our business, though in the near term sales and marketing expenses may fluctuate from period to period based on the timing of our investments in our sales and marketing functions as these investments may vary in scope and scale over future periods.

Operations and Support

Operations and support expenses are the costs we incur in support of the customers and sellers on our platform which are provided by phone, email and chat for purposes of resolving customer and seller related matters. These costs primarily consist of compensation expenses of the support staff, including stock-based compensation, certain depreciation and amortization expense and software costs used in delivering customer and seller service. We expect operations and support expense to increase in absolute dollars in the future, though in the near term operations and support expenses may fluctuate from period-to-period based on total revenue levels and the timing of our investments in our operations and support functions as these investments may vary in scope and scale over future periods.

Product Development

Product development costs which are not eligible for capitalization are expensed as incurred. This account also includes compensation expenses, including stock-based compensation expenses to our employees performing these functions and certain depreciation and amortization expense. We expect product development expense to increase in absolute dollars in the future, though in the near term product development expenses may fluctuate from period-to-period based on total revenue levels and the timing of our investments in our product development functions as these investments may vary in scope and scale over future periods.

General and Administrative

General and administrative expenses primarily consist of professional service fees and certain depreciation and amortization expense. It also includes compensation expenses, including stock-based compensation expenses, for executive, finance, legal and other administrative personnel. We expect our general and administrative expenses to increase. Following the completion of this offering, we expect to incur additional general and administrative expenses as a result of operating as a public company, including as a result of increased legal, accounting and directors’ and officers’ insurance expenses.

Other Expense

Interest Expense, Net

Interest expense, net consists of interest incurred on our outstanding borrowings under our outstanding debt facility. In 2020, we amended our term loan agreement, increasing the principal by $4.0 million for total borrowings of $15.0 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Other Expenses

Other expenses consist primarily of sales tax collected from customers and remitted to governmental authorities.

Results of Operations

The following table sets forth our statement of operations data for the years indicated:

	Year Ended December 31,
	2019	2020
	(in thousands)
Revenue	$80,228	$141,406
Cost of revenue	65,492	108,120

Gross profit	14,736	33,286
Operating expenses:
Sales and marketing	14,599	22,567
Operations and support	10,314	14,111
Product development	10,637	12,186
General and administrative	8,016	12,046
Impairment of goodwill and other intangible assets	1,719	1,592

Total operating expenses	45,285	62,502

Loss from operations	(30,549)	(29,216)
Other expenses:
Interest expense, net	(241)	(1,089)
Other expenses	(204)	(780)

Total other expenses	(445)	(1,869)

Net loss	(30,994)	(31,085)

Deemed dividend to preferred stockholders	—	(8,801)

Net loss attributable to common stockholders	$(30,994)	$(39,886)

The following table sets forth our statement of operations data expressed as a percentage of total revenue for the years indicated:

	Year Ended December 31,
	2019	2020
Revenue	100.0%	100.0%
Cost of revenue	81.6	76.5

Gross profit	18.4	23.5

Operating expenses:
Sales and marketing	18.2	16.0
Operations and support	12.9	10.0
Product development	13.3	8.6
General and administrative	10.0	8.5
Impairment of goodwill and intangible assets	2.1	1.1

Total operating expenses	56.5	44.2

Loss from operations	(38.1)	(20.7)
Other expenses:
Interest expense, net	(0.3)	(0.8)
Other expenses	(0.3)	(0.6)

Total other expenses	(0.6)	(1.4)

Net loss	(38.7)	(22.1)

Deemed dividend to preferred stockholders	—	(6.2)

Net loss attributable to common stockholders	(38.7)%	(28.3)%

Comparison of the Quarters Ended March 31, 2020 and 2021

The following table sets forth our unaudited statement of operations data for the quarters indicated:

	Quarter Ended March 31,
	2020	2021
	(in thousands)
	(unaudited)
Revenue	$26,689	$43,922
Cost of revenue	21,324	34,087

Gross profit	5,365	9,835
Operating expenses:
Sales and marketing	4,730	7,563
Operations and support	3,293	4,330
Product development	2,958	3,664
General and administrative	2,736	4,327

Total operating expenses	13,717	19,884

Loss from operations	(8,352)	(10,049)
Other expenses:
Interest expense, net	(153)	(330)
Other expenses	(102)	(122)

Total other expenses	(255)	(452)

Net loss	(8,607)	(10,501)

Net loss attributable to common stockholders	$(8,607)	$(10,501)

The following table sets forth our unaudited statement of operations data expressed as a percentage of total revenue for the quarters indicated:

	Quarter Ended March 31,
	2020	2021
	(unaudited)
Revenue	100.0%	100.0%
Cost of revenue	79.9	77.6

Gross profit	20.1	22.4

Operating expenses:
Sales and marketing	17.7	17.2
Operations and support	12.3	9.9
Product development	11.1	8.3
General and administrative	10.3	9.9

Total operating expenses	51.4	45.3

Loss from operations	(31.3)	(22.9)
Interest expense, net	(0.6)	(0.8)
Other expenses	(0.4)	(0.3)

Total other expenses	(1.0)	(1.1)

Net loss	(32.3)	(24.0)

Net loss attributable to common stockholders	(32.3)%	(24.0)%

Revenue

Total revenue increased $17.2 million, or 65%, from $26.7 million for the quarter ended March 31, 2020 to $43.9 million for the quarter ended March 31, 2021. This increase was primarily the result of an 83% increase in the number of active buyers resulting from investment in sales and marketing, as well as existing buyers increasing their spend on the platform for the quarter ended March 31, 2021 as compared to the prior quarter.

Total revenue from our U.S. and Europe operating segments for the quarters ended March 31, 2021 and 2020, was $41.3 million and $26.3 million, for the U.S. respectively, and $2.6 million and $0.4 million, for Europe respectively.

Cost of Revenue

Total cost of revenue increased $12.8 million, or 60%, from $21.3 million for the quarter ended March 31, 2020 to $34.1 million for the quarter ended March 31, 2021. This increase was primarily the result of an increase in payments to sellers on our platform due to the growth in our buyer base and increased activity by existing accounts on our marketplace.

Gross Profit and Margin

Gross profit increased $4.5 million, or 83%, from $5.4 million for the quarter ended March 31, 2020 to $9.8 million for the quarter ended March 31, 2021. The increase in gross profit was due primarily to the increase in revenue described above.

Gross margin increased to 22% for the quarter ended March 31, 2021 from 20% for the quarter ended March 31, 2020. This increase was primarily the result of a growing number of active sellers from the prior year quarter, which continues to create greater competition among sellers and lower cost of revenue. Additionally, our AI-driven platform pricing has become more efficient due to the increased number of orders, improving the data set and thus making our pricing decisions more accurate.

Operating Expenses

Sales and Marketing

Sales and marketing expense increased $2.8 million, or 60%, from $4.7 million for the quarter ended March 31, 2020 to $7.6 million for the quarter ended March 31, 2021, a result of continued investment to drive revenue growth and our hiring of additional employees. As a percent of total revenue, sales and marketing expenses remained flat at approximately 17% for the quarters ended March 31, 2021 and 2020.

Operations and Support

Operations and support increased $1.0 million, or 31%, from $3.3 million for the quarter ended March 31, 2020 to $4.3 million for the quarter ended March 31, 2021, primarily as a result of additional compensation-related expenses due to additional headcount to support the growth of buyer and seller activity on our platform. As a percent of total revenue, operations and support expenses decreased to 10% for the quarter ended March 31, 2021 from 12% for the quarter ended March 31, 2020, as we continued to increase operating leverage resulting from the additional scale of our business.

Product Development

Product development expense increased $0.7 million, or 24%, from $3.0 million for the quarter ended March 31, 2020 to $3.7 million for the quarter ended March 31, 2021, a result of increased compensation-related expenses not eligible for capitalization. As a percent of total revenue, product development expenses decreased to 8% for the quarter ended March 31, 2021 from 11% for the quarter ended March 31, 2020, as we continue to increase operating leverage resulting from the additional scale of our business.

General and Administrative

General and administrative expense increased $1.6 million, or 58%, from $2.7 million for the quarter ended March 31, 2020 to $4.3 million for the quarter ended March 31, 2021, primarily as a result of an increase in compensation-related expenses related to additional legal, accounting and financial headcount and third party expenses as we prepare to become a public company, as well as additional overhead expenses to support the growth of our business operations. As a percent of total revenue, general and administrative expenses remained flat at approximately 10% of revenue for both quarters.

Other Expenses

Interest Expense, Net

Interest expense, net increased by $0.2 million, or 116%, from $0.2 million for the quarter ended March 31, 2020 to $0.3 million for the quarter ended March 31, 2021, as a result of additional borrowings under our term loan facility.

Additional Segment Considerations

Total segment loss from our U.S. operating segment for the quarters ended March 31, 2021 and 2020, was $8.2 million and $7.4 million, respectively. Total segment loss from our Europe operating segment for the quarters ended March 31, 2021 and 2020, was $2.3 million and $1.2 million, respectively.

Total segment property and equipment for our U.S. operating segment for the quarter ended March 31, 2021, was $6.1 million. Total segment property and equipment for our Europe operating segment for the quarter ended March 31, 2021, was $0.6 million.

Total segment depreciation and amortization for our U.S. operating segment for the quarters ended March 31, 2021 and 2020, was $0.6 million and $0.5 million, respectively. Total segment depreciation and amortization for our Europe operating segment for the quarters ended March 31, 2021 and 2020, was $0.1 million and $0.2 million, respectively.

Total cash paid to acquire property, equipment and long-lived assets for our U.S. operating segment during the quarters ended March 31, 2021 and 2020, was $1.1 million and $1.0 million, respectively. Total cash paid to acquire property, equipment and long-lived assets for our Europe operating segment during the quarters ended March 31, 2021 and 2020, was $0.2 million and $10,000, respectively.

Comparison of the Years Ended December 31, 2019 and 2020

Revenue

Total revenue increased $61.2 million, or 76%, from $80.2 million for the year ended December 31, 2019 to $141.4 million for the year ended December 31, 2020. This increase was primarily the result of an 83% increase in active buyers resulting from investment in sales and marketing, as well as existing buyers increasing their spend on the platform from the prior year.

Total revenue from our U.S. and Europe operating segments for the year ended December 31, 2020, was $138.3 million and $3.1 million, respectively.

Cost of Revenue

Total cost of revenue increased $42.6 million, or 65%, from $65.5 million for the year ended December 31, 2019 to $108.1 million for the year ended December 31, 2020. This increase was primarily the result of an increase in payments to sellers on our platform due to the growth in our buyer base and increased activity by existing accounts on our marketplace.

Gross Profit and Margin

Gross profit increased $18.6 million, or 126%, from $14.7 million for the year ended December 31, 2019 to $33.3 million for the year ended December 31, 2020. The increase in gross profit was due primarily to the increase in revenue described above.

Gross margin increased to 24% for the year ended December 31, 2020 from 18% for the year ended December 31, 2019. This increase was primarily the result of a growing number of active sellers, which increased 82% as of December 31, 2020 from the prior year, which continues to create greater competition and lower cost of revenue. Additionally, our AI-driven platform pricing has become more efficient due to the increased number of orders, improving the data set and thus making our pricing more accurate.

Operating Expenses

Sales and Marketing

Sales and marketing expense increased $8.0 million, or 55%, from $14.6 million for the year ended December 31, 2019 to $22.6 million for the year ended December 31, 2020, a result of continued investment to drive revenue growth and additional employees. As a percent of total revenue, sales and marketing expenses decreased to 16% for the year ended December 31, 2020 from 18% for the year ended December 31, 2019, as we continued to increase operating leverage resulting from the additional scale of our business.

Operations and Support

Operations and support increased $3.8 million, or 37%, from $10.3 million for the year ended December 31, 2019 to $14.1 million for the year ended December 31, 2020, primarily as a result of additional compensation-related expenses due to additional headcount to support the growth of buyer and seller activity on our platform. As a percent of total revenue, operations and support expenses decreased to 10% for the year ended December 31, 2020 from 13% for the year ended December 31, 2019, as we continued to increase operating leverage resulting from the additional scale of our business.

Product Development

Product development expense increased $1.5 million, or 15%, from $10.6 million for the year ended December 31, 2019 to $12.2 million for the year ended December 31, 2020, a result of increased compensation-related expenses resulting from continued investment in improvements to our platform and our buyer and seller products and services, as well as, to a lesser extent, platform infrastructure cost increases. As a percent of total revenue, product development expenses decreased to 9% for the year ended December 31, 2020 from 13% for the year ended December 31, 2019, as we continue to increase operating leverage resulting from the additional scale of our business.

General and Administrative

General and administrative expense increased $4.0 million, or 50%, from $8.0 million for the year ended December 31, 2019 to $12.0 million for the year ended December 31, 2020, primarily as a result of an increase in compensation-related expenses related to additional legal, accounting and financial headcount as we prepare to become a public company, as well as additional overhead expenses to support the growth of our business operations. As a percent of total revenue, general and administrative expenses decreased to 9% for the year ended December 31, 2020 from 10% for the year ended December 31, 2019.

Impairment of Goodwill and Intangible Assets

Goodwill and intangible assets impairment expense for the year ended December 31, 2020, was $1.6 million, as compared to $1.7 million for the year ended December 31, 2019. The impairment of goodwill and intangible assets expense for the years ended December 31, 2020 and 2019, was primarily attributable to lower-than-expected growth rates and non-realized synergies related to previous acquisitions.

Total impairment of goodwill and intangible assets from our U.S. and Europe operating segments for the year ended December 31, 2020, was $0.1 million and $1.5 million, respectively.

Other Expenses

Interest Expense, Net

Interest expense, net increased by $0.8 million, or 352%, from $0.2 million for the year ended December 31, 2019 to $1.1 million for the year ended December 31, 2020, as a result of borrowings under our term loan facility.

Other Expenses

Other expenses increased by $0.6 million, or 282%, from $0.2 million for the year ended December 31, 2019 to $0.8 million for the year ended December 31, 2020, as a result of additional sales tax remitted to certain governmental authorities.

Additional Segment Considerations

Total segment losses from our U.S. and Europe operating segments for the year ended December 31, 2020, were $22.1 million and $9.0 million, respectively.

Total segment property and equipment for our U.S. and Europe operating segments as of December 31, 2020, was $5.6 million and $0.5 million, respectively.

Total segment depreciation and amortization for our U.S. and Europe operating segments for the year ended December 31, 2020, was $2.4 million and $0.7 million, respectively.

Total cash paid to acquire property, equipment and long-lived assets for our U.S. and Europe operating segments during the year ended December 31, 2020, was $3.7 million and $0.5 million, respectively.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly statements of operations data for each of the last nine quarters and as a percentage of revenue for the quarters indicated. The information for each of these quarters has been prepared on a basis consistent with our audited annual financial statements appearing elsewhere in this prospectus and, in our opinion, include all normal recurring adjustments necessary for the fair statement of the financial information contained in those statements. The following unaudited quarterly financial data should be read in conjunction with our annual financial statements and the related notes included elsewhere in this prospectus. These quarterly results are not necessarily indicative of our operating results for a full year or any future period.

	Quarter Ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
	(in thousands)
	(unaudited)
Revenue	$15,248	$18,799	$21,923	$24,258	$26,689	$34,783	$41,953	$37,980	$43,922
Cost of revenue	12,368	15,141	17,999	19,984	21,324	26,518	31,778	28,501	34,087

Gross profit	2,880	3,658	3,924	4,274	5,365	8,265	10,175	9,479	9,835

Operating expenses:
Sales and marketing	2,681	3,426	4,139	4,352	4,730	5,126	5,986	6,725	7,563
Operations and support	2,300	2,326	2,673	3,015	3,293	3,173	3,671	3,973	4,330
Product development	2,020	2,479	2,879	3,260	2,958	2,919	3,003	3,307	3,664
General and administrative	1,490	2,028	2,175	2,323	2,736	2,774	3,282	3,255	4,327
Impairment of goodwill and intangible assets	—	—	—	1,719	—	—	—	1,592	—

Total operating expenses	8,491	10,259	11,866	14,669	13,717	13,992	15,942	18,852	19,884

Loss from operations	(5,611)	(6,601)	(7,942)	(10,395)	(8,352)	(5,727)	(5,767)	(9,373)	(10,049)
Other expenses:
Interest expense, net	(170)	(73)	59	(56)	(153)	(264)	(307)	(365)	(330)
Other expenses	46	(75)	(94)	(80)	(102)	(129)	(109)	(440)	(122)

Total other expenses	(124)	(148)	(35)	(136)	(255)	(393)	(416)	(805)	(452)

Net loss	(5,735)	(6,749)	(7,977)	(10,531)	(8,607)	(6,120)	(6,183)	(10,178)	(10,501)
Deemed dividend to preferred stockholders	—	—	—	—	—	—	(8,801)	—	—

Net loss attributable to common stockholders	$(5,735)	$(6,749)	$(7,977)	$(10,531)	$(8,607)	$(6,120)	$(14,984)	$(10,178)	$(10,501)

	Quarter Ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
	(as a % of revenue) (unaudited)
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	81.1	80.5	82.1	82.4	79.9	76.2	75.7	75.0	77.6

Gross profit	18.9	19.5	17.9	17.6	20.1	23.8	24.3	25.0	22.4

Operating expenses:
Sales and marketing	17.6	18.2	18.9	17.9	17.7	14.7	14.3	17.7	17.2
Operations and support	15.1	12.4	12.2	12.4	12.3	9.1	8.8	10.5	9.9
Product development	13.2	13.2	13.1	13.4	11.1	8.4	7.2	8.7	8.3
General and administrative	9.8	10.8	9.9	9.6	10.3	8.0	7.8	8.6	9.9
Impairment of goodwill and intangible assets	—	—	—	7.1	—	—	—	4.2	—

Total operating expenses	55.7	54.6	54.1	60.4	51.4	40.2	38.1	49.7	45.3

Loss from operations	(36.8)	(35.1)	(36.2)	(42.8)	(31.3)	(16.4)	(13.8)	(24.7)	(22.9)
Other expenses:
Interest expense, net	(1.1)	(0.4)	0.3	(0.2)	(0.6)	(0.8)	(0.7)	(1.0)	(0.8)
Other expenses	0.3	(0.4)	(0.4)	(0.3)	(0.4)	(0.4)	(0.3)	(1.2)	(0.3)

Total other expenses	(0.8)	(0.8)	(0.1)	(0.5)	(1.0)	(1.2)	(1.0)	(2.2)	(1.1)

Net loss	(37.6)	(35.9)	(36.3)	(43.3)	(32.3)	(17.6)	(14.8)	(26.9)	(24.0)

Deemed dividend to preferred stockholders	—	—	—	—	—	—	(21.0)	—	—

Net loss attributable to common stockholders	(37.6)%	(35.9)%	(36.3)%	(43.3)%	(32.3)%	(17.6)%	(35.8)%	(26.9)%	(24.0)%

Liquidity and Capital Resources

General

We have financed our operations primarily through sales of our equity securities and borrowings under our term loan facility. As of March 31, 2021, our cash and cash equivalents totaled $49.5 million, compared with $59.9 million as of December 31, 2020. We believe our existing cash and cash equivalents will be sufficient to support our working capital and capital expenditure requirements for at least the next twelve months. We intend to repay all or a portion of our outstanding indebtedness under our Amended Loan and Security Agreement, with a portion of the net proceeds. Our future capital requirements will depend on many factors, including our obligation to repay any remaining balance under our term loan facility, our revenue growth rate, receivable and payable cycles, the timing and extent of investments in product development, sales and marketing, operations and support and general and administrative expenses.

Our capital expenditures consist primarily of internal-use software costs, manufacturing equipment, computers and peripheral equipment, furniture and fixtures and leasehold improvements and patents.

Term Loan Facility

We are party to a Loan and Security Agreement with Hercules Capital, Inc., or Hercules, as amended, restated, or modified from time to time, including by the Third Amendment to the Loan and Security Agreement dated as of January 30, 2020, or the Amended Loan and Security Agreement, for a term loan, or the term loan facility. Under the Amended Loan and Security Agreement, effective January 30, 2020, we can borrow up to $15.0 million under a term loan, all of which became available to us immediately on the agreement date. We had borrowings under the term loan of $15.0 million as of March 31, 2021 and December 31, 2020. As of March 31, 2021 and December 31, 2020, the loan pays interest at the greater of (i) 8.7% per annum or (ii) 8.7% per annum plus the prime rate minus 4.75% per annum. The term loan agreement requires a maximum $1.2 million end of term fee due and payable on the maturity date of May 1, 2022, however, if the term loan is repaid prior to November 1, 2021, the amount owed would be $0.9 million. As of March 31, 2021 and December 31, 2020, the Company owed $15.8 million on this term loan, including principal borrowings and accrued end of term fee. As we intend to repay this term loan in 2021, we have classified this term loan as a current liability on our Consolidated Balance Sheet. Our obligations under the Amended Loan and Security Agreement are secured by substantially all of our assets.

The Amended Loan and Security Agreement will continue in full force and effect for so long as any obligations remain outstanding thereunder, provided, that, Hercules Capital has the right to terminate its obligation to make further advances to us immediately and without notice upon the occurrence and during the continuance of an event of default.

As part of the initial term loan agreement with Hercules, the Company issued a warrant to purchase 87,784 shares of our Series B preferred stock with an exercise price of $5.13 per share that expires in May 2025.

The term loan facility contains customary affirmative and negative covenants, including covenants that require Hercules’ consent to, among other things, merge or consolidate or acquire assets outside the ordinary course of business, make investments, incur additional indebtedness or guarantee indebtedness of others, pay dividends and redeem and repurchase our capital stock, enter into transactions with affiliates outside the ordinary course of business, and create liens on our assets. We are in compliance with covenants and were in compliance with these covenants as of December 31, 2020 and 2019.

Convertible Preferred Stock

During 2020, certain Series A-2, B, C and D Convertible Preferred stockholders planned to sell their Convertible Preferred Stock to a third party. We exercised our right of first refusal to reacquire these shares of Convertible Preferred Stock from these stockholders at the same price the third party was willing to pay for such shares of Convertible Preferred Stock. In conjunction with the Series E offering. We sold the same shares of Series A-2, B, C and D Convertible Preferred Stock to the Series E investors for the same price that we paid to reacquire such shares of Convertible Preferred Stock. We recorded an $8.8 million deemed dividend to the selling stockholders, which represents the excess of the purchase price of the shares of Convertible Preferred Stock purchased by us over the original cost of the shares and was recorded in additional paid-in-capital and accumulated deficit.

Cash Flows

The following table presents a summary of our cash flows from operating, investing, and financing activities for the quarters indicated.

	Quarter Ended March 31,		2020 to 2021 Quarter Change
	2020	2021	% Change
	(in thousands)
	(unaudited)
Net cash (used in) operating activities	$(6,305)	$(9,942)	57.7%
Net cash (used in) investing activities	(1,689)	(1,244)	(26.3)
Net cash provided by financing activities	4,092	843	(79.4)

Operating Activities

For the quarter ended March 31, 2021, net cash used in operating activities was $9.9 million, primarily due to a net loss of $(10.5) million adjusted for non-cash charges of $1.6 million and a net decrease in our operating assets and liabilities of $(1.0) million. The non-cash adjustments primarily relate to stock-based compensation of $0.5 million and depreciation and amortization of $0.7 million. The net decrease in operating assets and liabilities is primarily driven by an increase in accounts receivable of $5.5 million and prepaid expenses of $0.9 million. These increases are partially offset by increases in accounts payable of $1.9 million, accrued expenses of $1.6 million and $1.6 million of contract liabilities, primarily due to the growth of our business.

For the quarter ended March 31, 2020, net cash used in operating activities was $6.3 million, primarily due to a net loss of $(8.6) million adjusted for non-cash charges of $1.1 million and a net increase in our operating assets and liabilities of $1.2 million. The non-cash adjustments primarily relate to stock-based compensation of $0.1 million and depreciation and amortization of $0.7 million. The net increase in operating assets and liabilities is primarily driven by a decrease in accounts receivable of $2.0 million. These increases are partially offset by a $0.3 million decrease in contract liabilities.

Investing Activities

Cash used by investing activities was $1.2 million during the quarter ended March 31, 2021, primarily due to investments in property and equipment (which includes internal-use software development costs).

Cash used in investing activities was $1.7 million during the quarter ended March 31, 2020, primarily due to $1.0 million for the purchase of property and equipment (which includes internal-use software development costs) and $0.7 million of net purchases of short-term investments.

Financing Activities

Cash provided by financing activities was $0.8 million during the quarter ended March 31, 2021, reflecting $0.8 million of proceeds from the exercise of stock options.

Cash provided by financing activities was $4.1 million during the quarter ended March 31, 2020, reflecting $4.0 million of additional borrowings on our term loan.

Cash Flows

The following table presents a summary of our cash flows from operating, investing, and financing activities for the years indicated.

	Year Ended December 31,		2019 to 2020 Change
	2019	2020	% Change
	(in thousands)
Net cash (used in) operating activities	$(27,125)	$(22,049)	(18.7)%
Net cash (used in) provided by investing activities	(2,350)	6,670	383.8
Net cash provided by financing activities	54,715	35,261	(35.6)

Operating Activities

For the year ended December 31, 2020, net cash used in operating activities was $22.0 million, primarily due to a net loss of $(31.1) million adjusted for non-cash charges of $7.1 million and a net increase in our operating assets and liabilities of $2.0 million. The non-cash adjustments primarily relate to stock-based compensation of $1.0 million, depreciation and amortization of $3.1 million and impairment of goodwill and intangible assets of $1.6 million. The net increase in operating assets and liabilities is primarily driven by an increase in accounts receivable of $2.1 million and accrued expenses of $8.6 million due to our growth. These increases are partially offset by decrease in accounts payable of $2.4 million primarily due to the growth of our business.

For the year ended December 31, 2019, net cash used in operating activities was $27.1 million, primarily due to a net loss of $(31.0) million adjusted for non-cash charges of $4.7 million and a net decrease in our operating assets and liabilities of $(0.8) million. The non-cash adjustments primarily relate to stock-based compensation of $0.5 million, impairment of goodwill and intangible assets of $1.7 million and depreciation and amortization of $1.8 million. The net decrease in operating assets and liabilities is primarily driven by an increase in accounts receivable of $5.5 million and inventory costs of $0.6 million due to the growth in our revenue. These decreases are partially offset by an increase in accounts payable and accrued expenses of $5.4 million related primarily to the timing of payments.

Investing Activities

Cash provided by investing activities was $6.7 million during the year ended December 31, 2020, primarily due to proceeds from the settlement of short-term investments.

Cash used in investing activities was $2.4 million during the year ended December 31, 2019, primarily due to $2.7 million for the purchase of property and equipment (which includes internal-use software development costs), and $1.4 million for acquisitions offset by net proceed from short-term investments.

Financing Activities

Cash provided by financing activities was $35.3 million during the year ended December 31, 2020, reflecting $39.6 million of proceeds from the issuance of convertible preferred stock, net of cost and $4.0 million of proceeds from the term loan facility, partially offset by an $8.8 million deemed dividend to certain preferred stockholders.

Cash provided by financing activities was $54.7 million during the year ended December 31, 2019, reflecting $54.9 million of proceeds from the issuance of Series D convertible preferred stock, partially offset by $0.5 million of payments related to our line of credit.

Contractual Obligations and Commitments

The following table sets forth the amounts of our significant contractual obligations and commitments with definitive payment terms as of December 31, 2020:

	Payment due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in thousands)
Term loan	$15,753	$—	$15,753	$—	$—
Operating leases	2,403	1,153	1,250	—	—
Finance leases	15	13	2	—	—

	$18,171	$1,166	$17,005	$—	$—

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that we can cancel without a significant penalty.

As of March 31, 2021, there were no material changes to our contractual obligations and commitments.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies

Our discussion and analysis of financial condition and results of operations are based upon our financial statements included elsewhere in this prospectus. The preparation of our financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Actual results may differ from those estimates.

Our critical accounting policies are those that materially affect our financial statements and involve difficult, subjective or complex judgments by management. A thorough understanding of these critical accounting policies is essential when reviewing our financial statements. We believe that the critical accounting policies listed below are the most difficult management decisions as they involve the use of significant estimates and assumptions as described above.

Revenue Recognition

We derive substantially all of our revenue in the U.S. and Europe from the sale of parts and assemblies fulfilled using a vast network of sellers. We recognize revenue from the sales to our buyers pursuant to Financial Accounting Standard Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”).

We determine that a contract exists between us and the customer when the customer accepts the quote and places the order, all of which are governed by our standard terms and conditions or other agreed terms with our customers. Upon completion of an order through our platform, we identify the performance obligation(s) within that order to complete the sale of the manufactured part(s) or assembly. Using our in-house technology, we determine the price for the manufactured part(s) or assembly on a stand-alone basis at order initiation. We recognize revenue from sales to our customers upon shipment, at which point control over the part(s) or assembly have transferred.

We have concluded that we are the principal in the sale of part(s) and assemblies that are sold by our network of third-party manufacturers because we exercise control over the manufacturing process by obtaining a right to direct a third-party manufacturer to fulfill the performance obligation we have with the buyer on our behalf. We considered the following conditions of the sale: (i) we have the obligation of providing the specified product to the buyer, (ii) we have discretion with respect to establishing the price of the product and the price we pay our sellers and we have margin risk on all of our sales, (iii) we have discretion in determining how to fulfill each order, including selecting the seller and (iv) we bear certain risks for product quality to the extent the buyer is not satisfied with the final product.

Goodwill

Goodwill represents the excess purchase price over the estimated fair value of net assets acquired in a business combination. Goodwill is not amortized. We test goodwill for impairment annually in the fourth quarter, or more frequently, if needed and when there is a triggering event (e.g., a deterioration in general economic conditions or in the environment in which we operate). When impairment indicators are identified we compare the reporting unit’s fair value to its carrying amount, including goodwill. An impairment loss is recognized as the difference, if any, between the reporting unit’s carrying amount and its fair value to the extent the difference does not exceed the total amount of goodwill allocated to the reporting unit.

We determine the fair value of each reporting unit using an income approach. Under the income approach, we based fair value on estimated discounted future cash flows of each reporting unit. Determining the fair value of each reporting unit is judgmental in nature and requires the use of significant estimates and assumptions, including revenue growth rates and EBITDA margins, discount rates and future market conditions, among others. To the extent management judgments, estimates or assumptions are incorrect, the fair value of our reporting units or intangible assets could be lower and those assets could be further impaired in the future.

Stock-Based Compensation

Stock options are measured at the grant date fair value of the award. We estimate grant date fair value of those awards using the Black-Scholes option pricing model. The fair value of stock options is recognized as compensation expense on a straight-line basis over the requisite service period, which is typically four years.

The Black-Scholes model considers several variables and assumptions in estimating the fair value of stock-based awards. These variables include assumptions with respect to: (i) expected annual dividend yield, (ii) expected volatility over the expected term; (iii) expected term, (iv) risk free interest rate, (v) per share value of the underlying common stock, and (vi) exercise price.

The fair value of our common stock has been estimated by management as there is no public market for our common stock. Our market-based methodology considers a number of objective and subjective factors including: third-party valuations of its common stock, the valuation of comparable companies, sales of our convertible preferred stock to outside investors in arms-length transactions, our operating and financial performance, the lack of marketability, and general and industry specific economic outlook, amongst others.

Stock-based compensation expense is calculated using our best estimates, which involve inherent uncertainties and the application of management’s judgment and estimates. If different estimates and assumptions had been used, our estimates of common stock valuations could be significantly different and related stock-based compensation expense may be materially impacted.

Common Stock Valuations

The fair value of our shares of common stock underlying stock options has historically been determined by the board of directors, with contemporaneous third-party valuations, as there has been no public market for our common stock. We believe that our board of directors has the relevant experience and expertise to determine the fair value of our common stock. Given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public accountants Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common stock at each grant date.

These factors include:

•	relevant precedent transactions involving our capital stock;

•	the liquidation preferences, rights, and privileges of our convertible preferred stock relative to the common stock;

•	our actual operating and financial performance;

•	current business conditions and projections;

•	our stage of development;

•	the likelihood and timing of achieving a liquidity event for the shares of common stock underlying the stock options, such as an initial public offering, given prevailing market conditions;

•	any adjustment necessary to recognize a lack of marketability of the common stock underlying the granted options;

•	recent secondary stock sales and tender offers;

•	the market performance of comparable publicly traded companies; and

•	U.S. and global capital market conditions.

In valuing our common stock, our board of directors determines the value using both the income and the market approach valuation methods. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate based on our weighted average cost of capital, or WACC. To derive our WACC, a cost of equity was developed using the Capital Asset Pricing Model and comparable company betas, and a cost of debt was determined based on our estimated cost of borrowing. The costs of debt and equity were then weighted based on our actual capital structure. The market approach estimates value based on a comparison of our company to comparable public companies in a similar line of business and acquisitions in the market. From the comparable companies, a representative market multiple is determined and subsequently applied to our financial results to estimate our enterprise value.

Application of these approaches involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.

For valuations after the completion of this offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.

Based on the assumed initial public offering price per share of $                , which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the aggregate intrinsic value of our outstanding stock options as of March 31, 2021 was $                , with $                million related to vested stock options.

Recent Accounting Pronouncements

For a description of our recently adopted accounting pronouncements and recently issued accounting standards not yet adopted, see Note 2 to our financial statements: “Significant Accounting Policies” appearing elsewhere in this prospectus.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of exposure to potential changes in interest rates. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure.

Interest Rate Risk

Our primary market risk exposure is changing interest rates in connection with the Amended Loan and Security Agreement with Hercules. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. As of March 31, 2021, borrowing under the term loan facility bear interest equal to the greater of (A) 8.7% per annum plus the prime rate minus 4.75% per annum; or (B) 8.7%. As of March 31, 2021, we had $15.8 million outstanding under our term loan facility.

A hypothetical 10% change in interest rates would not result in a material impact on our consolidated financial statements.

Our interest-earning instruments also carry a degree of interest rate risk. As of March 31, 2021, we had cash and cash equivalents of $49.5 million.

Foreign Currency Exchange Risk

Our revenue and costs are principally denominated in U.S. dollars and are not subject to foreign currency exchange risk. Our European operating segment generates revenue outside of the United States that is denominated in currencies other than the U.S. dollar. Our results of operations could be impacted by changes in exchange rates.

Inflation Risk

We do not believe that inflation has had a material effect on our business, results of operations, or financial condition. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, results of operations and financial condition.

JOBS Act Accounting Election

We qualify as an “emerging growth company” pursuant to the provisions of the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we are an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation, and stockholder advisory votes on golden parachute compensation.

The JOBS Act also permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to “opt-in” to this extended transition period for complying with new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that comply with such new or revised accounting standards on a non-delayed basis.

LETTER FROM RANDOLPH ALTSCHULER AND LAURENCE ZURIFF, CO-FOUNDERS

A Letter From the Founders: Randy and Laurence

Committed to Building the Largest & Most Comprehensive Global Manufacturing Marketplace

As entrepreneurs, we believe the best opportunities exist where technology is applied to disrupt traditional industries by offering a better solution to a broader set of customers.

The global demand for efficiency and speed has somehow eluded one of the largest and most important industries in the world, on-demand manufacturing. When we founded Xometry in 2013, the industry was localized and barely digitized. The inefficiencies were myriad and the opportunity ripe.

Our vision was simple. If there was a convenient web-based marketplace for books people write and read, why shouldn’t there be a similar marketplace for products people make and use?

From the day we started, our goal was to digitize manufacturing, connect supply with demand, and provide a better sourcing solution to both buyers and sellers. Today, Xometry provides a managed marketplace to serve a $260 billion opportunity where people who make things—and people who need things made—can find common ground to interact, transact and collaborate to get things built faster, better, and more affordably.

We focused on digitizing the broad on-demand manufacturing ecosystem into a marketplace that simplifies sourcing and can adapt as new technologies are introduced. We integrate the installed base of traditional machine shops, molding shops, and 3D printing service bureaus into an innovative, agile, and distributive global marketplace.

Artificial Intelligence (AI) – the Core of Our Marketplace

For years, the on-demand manufacturing industry suffered from a lack of consistent pricing driven mainly by the existing manufacturing sourcing and procurement processes that were complex, uncertain, costly and time-consuming. Pricing was in a word, opaque. We focused on developing a means to generate an instant and accurate price for our buyers and allow sellers to source curated manufacturing opportunities that match their specific processes and capacity. Artificial Intelligence gave us the tools to create a machine learning approach to accurately and quickly price part designs and lead times and match them to the appropriate sellers. It allowed us to combine part features with data gathered from the financial transactions conducted on our marketplace to construct and continually improve prices that both buyers and sellers find acceptable across a wide range of designs, materials, and sizes.

Xometry essentially created a liquid, scalable and global marketplace for the sourcing of on-demand parts. This liquidity gave us the opportunity to gain visibility into the supply and demand balance locally, regionally, and globally. Liquidity permits us to route work intelligently to support a more robust and resilient supply chain that is designed to respond to crises such as pandemics or natural disasters without skipping a beat.

Importance of Our Buyers

Our customers are innovators. We help them take their ideas to market. Their products, manufactured through the Xometry marketplace, have changed people’s lives. They have sent men and women to space, contributed to developing vaccines at warp speed, accelerated the development of electric vehicles, and brought to market innovative protective masks that serve the needs of the deaf community.

Importance of Our Seller Community

Our sellers range in size, from large machine shops to small businesses run by talented craftspeople. We call our sellers “partners” for a reason; they are as committed to their industry and their community as we are. For decades they have played a pivotal role in their local economy’s prosperity. We help them access a broader customer base, scale capacity, and improve their cash cycle through Xometry seller financial services.

Our People

Our teammates are Xometry’s most important asset. The powerful combination of their unique knowledge and abilities drives our company and its marketplace. We embrace both independent thought and teamwork to tackle tough problems, empowering our team to find the best solutions.

Our flywheel functions due to the hard work of our software programmers, technicians, mechanical engineers, marketers, salespeople, physicists, accountants, computational mathematicians and statisticians, and even a Jeopardy! champion. We are grateful for their contributions and are excited to continue building the largest and most comprehensive manufacturing marketplace in the world alongside them.

Our Broader Community

Our stakeholders expect us to be good stewards not only of our business but of the broader community in which we all live. Through Xometry.org, Xometry embraced the Pledge 1% movement and is committing our equity over time to support charitable organizations that strive to improve educational opportunities for all, foster civic responsibility, reduce global CO2 output, and help train and expand the horizons of the next generation of inventors.

The breadth of knowledge and experience of all our stakeholders creates a dynamic and innovative environment allowing us to convert intangible ideas into physical products every day. We will constantly strive to meet these expectations.

Thank you for taking the time to read this letter and our prospectus and learn a little more about Xometry and our mission. We are proud of the business we created and are looking forward to what we can build, together. Xometry is just getting started.

Randy & Laurence

BUSINESS

Our mission is to accelerate innovation by providing real time, equitable access to global manufacturing capacity and demand. Our vision is to drive efficiency, sustainability and innovation by lowering the barriers to entry to the manufacturing ecosystem.

We are a leading AI-enabled marketplace for on-demand manufacturing, transforming one of the largest industries in the world. We use our proprietary technology to create a marketplace that enables buyers to efficiently source on-demand manufactured parts and assemblies, and empower sellers of manufacturing services to grow their businesses.

We define “buyers” as individuals who have placed an order to purchase on-demand parts or assemblies on our platform. Our buyers include engineers, product designers, procurement and supply chain personnel, inventors and business owners from businesses of a variety of sizes, ranging from self-funded start-ups to Fortune 100 companies. We define “accounts” as an individual entity, such as a sole proprietor with a single buyer or corporate entities with multiple buyers, having purchased at least one part on our marketplace. We define “sellers” as individuals or businesses that have been approved by us to either manufacture a product on our platform for a buyer or have utilized our seller services, including our financial services or the purchase of supplies.

Manufacturing is one of the largest industries globally and is in the early stages of digitization. Buyers looking to source manufacturing processes are faced with a highly fragmented and regionalized base of sellers who are prone to supply chain disruptions and are difficult to efficiently manage. Opaque pricing structures, long lead times and a lack of quality controls contribute to a procurement process that is inefficient, unpredictable and unreliable. Conversely, sellers of specialized manufacturing services are faced with limited ability to source customers, inconsistent demand, volatile operating costs, and resource constraints that put their businesses under significant financial pressure. For supply chains around the world to become more reliable and resilient, buyers and sellers need a more efficient, agile way to transact.

We enable buyers to source a broad array of manufacturing processes to meet complex and specific design and order needs across industries. We generate substantially all of our revenue from the amounts we charge buyers on our platform. Buyers begin by uploading an engineering schematic that contains 3D design specifications, typically a computer-aided design, or a CAD file. Then, we price transactions through our proprietary AI-enabled instant quoting engine based on factors such as volume, manufacturing process, material and location. The convenience and transparency of our model leads to increasing buyer stickiness and spend over time. In addition, we incorporate ESG into our marketplace by offering buyers the ability to purchase carbon credits to offset the carbon used to make their parts. Since inception, over 6.0 million parts have been manufactured through our platform. In the first quarter of 2021, we generated 95% of our revenue from existing accounts.

We empower sellers to grow their manufacturing businesses and expand machine uptime by providing access to an international base of buyers. We also offer supporting products and services designed to meet our sellers’ unique needs. In 2019, we introduced Xometry Supplies, which enables our sellers to access experienced suppliers who sell competitively priced tools, materials and supplies from leading brands. In 2020, we introduced financial services that enable sellers to stabilize and enhance their cash flows, provide discounts on tools and materials that allow sellers to lower their operating costs, and give access to resource management tools to optimize sellers’ businesses. We have found these services enhance the seller experience, with 40% of our active sellers purchasing supplies or utilizing one of our financial services in 2020. Although revenue from our seller services was approximately five percent of our total revenue for the year ended December 31, 2020, we expect revenue from seller services to grow over time.

Our AI-enabled technology platform is powered by proprietary machine learning algorithms and a dataset, resulting in a sophisticated marketplace for on-demand manufacturing. As a result, buyers can procure the products they want on demand and sellers can source new manufacturing opportunities that match their specific processes and capacity. Interactions on our platform provide rich data insights that allow us to continuously improve our AI models and innovate new products and services, fueling powerful network effects as we scale.

Today, we are the largest on-demand manufacturing marketplace by revenue. We have connected over 43,000 unique buyers, including nearly 30% of the Fortune 500, and nearly 5,000 unique sellers of all sizes. We have achieved rapid growth while improving our margin profile. We generated revenue of $38.4 million in 2018, $80.2 million in 2019, and $141.4 million in 2020, representing year-over-year growth of 109% in 2019 and 76% in 2020. Our gross profit was $6.5 million in 2018, $14.7 million in 2019, and $33.3 million in 2020, representing a 17% gross margin in 2018, 18% gross margin in 2019, and 24% gross margin in 2020. Our net losses were $20.1 million in 2018, $31.0 million in 2019 and $31.1 million in 2020.

For the quarters ended March 31, 2021 and 2020, we generated revenue of $43.9 million and $26.7 million, respectively, representing quarter-over-quarter growth of 65%. Our gross profit for the quarters ended March 31, 2021 and 2020, was $9.8 million and $5.4 million, respectively, representing a 22% gross margin for the quarter ended March 31, 2021, as compared to a 20% gross margin for the quarter ended March 31, 2020. Our net loss for the quarters ended March 31, 2021 and 2020, was $10.5 million and $8.6 million, respectively. We intend to continue to invest in growth to scale our company.

Industry Overview

Manufacturing is a massive, highly fragmented, and regionalized industry in need of solutions to drive efficiency.

The global manufacturing industry is one of the largest industries in the world. We believe the industry is poised for increased digitization via a number of global thematic shifts. These include rising demand for production, new manufacturing technologies, and shifting value chains, but the industry is in need of solutions to drive efficiency and create opportunities from these dynamics.

Furthermore, the manufacturing industry is largely composed of small- to medium-sized manufacturers, such as multi-generational family businesses or sole machinists, and we believe that there are significant barriers to entry industry for these businesses, who have to compete with scaled, better-resourced manufacturers. In the U.S. alone, there are over 625,000 manufacturing businesses with 11.3 million employees, according to IBIS World. As of 2018, more than 98% of American manufacturers were categorized as small businesses by SCORE, a resource partner organization for the U.S. Small Business Administration, and 75% of these businesses had fewer than 20 employees.

We believe that there are significant barriers to entry within the manufacturing industry for small- to medium-sized businesses. These barriers include physical and capital resource constraints, geographic isolation, reliance upon antiquated business development practices, and limited access to customers. For example, given the intense focus and time commitment precision machining requires, we believe smaller manufacturers typically lack the time and resources to invest in marketing to expand their customer base and back-office capabilities to optimize their business operations. We have surveyed our own sellers and, as of January 2021, 59% of them rated marketing as a large or extreme challenge.

Furthermore, with the shift to online purchasing across industries, companies are increasingly looking for digital solutions to their on-demand manufacturing needs. Seeking to be informed, they search for and consume content on the latest manufacturing industry trends and technology developments, including content that helps them identify the best and fastest way to manufacture their products. Online search is growing in popularity as a method for buyers to find manufacturing services, with Google search data showing significant increases in year-over-year search volumes for terms like “CNC Machining Services,” “3D Printing Service” and “General Manufacturing & Prototyping” over the last three years.

Sourcing manufacturing opportunities is a complex, costly and time-consuming process.

Even for the most sophisticated buyers and sellers, the manufacturing sourcing and procurement process is complex, uncertain, costly and time-consuming.

For buyers, the traditional manufacturing process begins with a custom design. Irrespective of order size, buyers must source potential sellers, undergoing time-consuming diligence across a network of options involving phone calls, emails and in-person visits. After selecting potential sellers to work with, buyers send a formal request for a quote, compare inbound quotes across sellers, negotiate the final price and terms, and officially notify the selected seller of the awarded opportunity. It often takes days or weeks to finalize the price and lead time for any particular order. After these steps, the buyer must still wait for the products to be manufactured and delivered, with shipping times varying widely depending on the seller and manufacturing process. With hundreds of thousands of manufacturers to choose from, buyers are inundated with options, but have little guidance or industry standardization around project complexity, design, timing or price.

For sellers, the traditional manufacturing process begins by searching for buyers through sales and marketing channels and complying with the various initial diligence and business inquiries. After receiving and responding to requests for quotes, sellers must wait for quote feedback and respond to follow-up requests. Assuming they are selected for a particular job, after negotiating the final price and terms and getting official notification of the awarded opportunity, sellers must then ensure they have procured the relevant tools and supplies and reserved adequate machine time before producing and delivering the final product. This process of winning and maintaining new customers requires significant time and resource investment and takes sellers away from their core manufacturing operations and often results in costly downtime.

Upon order completion, sellers must wait even longer to receive payment. In a 2020 survey by Atradius, nearly half of North American manufacturers reported having B2B customers that were late on payments, with an average payment term of 34 days. Additionally, 82% of these manufacturers expect the percentage of B2B invoices that go over 90 days without payment to stay the same or increase in the future. Furthermore, 69% of our sellers report managing cash flow as at least somewhat challenging for their business. Smaller customers can be inconsistent with payments and larger customers may insist on onerous net-120 payment terms as a precondition to awarding manufacturing opportunities. This puts significant pressure on small manufacturers who are responsible for procuring raw materials to do the work, paying for labor on a regular schedule, financing equipment, paying rent for their facilities and funding other general business expenses. A 2016 survey by J.P. Morgan found that 50% of small metal and machinery businesses had 28 days or fewer of cash on hand. As a result, deciding when to purchase additional equipment becomes a business-critical decision as sellers navigate financial constraints and weigh the trade-off between under-utilization of capacity and missed revenue opportunities.

We believe that the complex, labor-intensive and time-consuming sourcing process presents a significant opportunity as buyers and sellers look for more efficient ways to source demand and consummate production.

Resilient, localized and compliant supply chains are imperative.

In the traditional manufacturing ecosystem, buyers face different sets of risks depending on how they source. If buyers source from a small number of sellers, they face greater risk of supply chain disruption amidst shortages or production interruptions, such as weather-related events. If buyers choose to source from a larger number of manufacturers, they face greater complexity in managing multiple parties’ pricing, timing, and inconsistent quality.

The COVID-19 pandemic highlighted the urgent need for resilient and localized supply chains. According to Accenture, 94% of the Fortune 1000 saw supply chain disruptions from COVID-19. In a 2020 McKinsey survey, 93% of supply chain executives reported that they plan to increase supply chain resilience in a variety of ways, including by dual-sourcing raw materials, increasing inventories of critical products, near-shoring, increasing their supplier bases, and regionalizing their supply chains.

Additionally, many industries are currently subject to, and will likely be increasingly subject to, regulations surrounding the geographies from which they source and the environmental impact of their supply chains. From private enterprise to government agencies, regulations like The Buy American Act and guidance from the EPA require buyers to procure products from domestic sources and in certain instances set standards around the facilities in which they are manufactured.

We believe there is a significant opportunity to help companies around the world improve their supply chain diversification, access just-in-time production, and build supply chain resilience.

There is increasing focus on the manufacturing industry to address ESG issues.

Companies and investors are increasingly focused on the importance of environmental, social and governance (ESG) issues. Supply chain management is a major source of carbon emissions, with the Carbon Disclosure Project estimating that supply chain emissions are, on average, 5.5 times higher than a corporation’s direct emissions. A lack of transparency in the supply chain makes it more difficult for companies to track and manage their carbon emissions. Many companies, including some of the largest corporations in the U.S., are shifting their focus towards building more equitable supply chains and sourcing from more diverse sellers. As ESG continues to garner management and stakeholder focus, we believe companies will increasingly look to productive business solutions that limit environmental harm and address social issues throughout the manufacturing ecosystem.

Multiple catalysts have led to an inflection point for industry digitization.

We believe future expected labor shortages, in combination with the proliferation of new technologies, necessitates digital solutions that increase productivity, improve financial performance and allow them to compete sustainably.

•

Expected manufacturing labor shortage. The industry faces a significant talent shortage with 96% of manufacturing firms expressing at least some concern about not having enough workers, according to a 2019 survey by the Manufacturing Institute. This gap is expected to grow, as two-thirds of firms indicated that workers age 55 and older comprised at least 20% of their workforce. The shortage of skilled workers in manufacturing is accelerating the adoption of new technology solutions to unlock productivity as industry players compete for a limited pool of talent.

•

Proliferation of 3D printing. The use of 3D printing is increasing across industries. A recent study by PwC found that more than two-thirds of U.S. manufacturers already use 3D printing in some way. As the adoption of 3D printing for prototyping, product development and production continues, we believe that companies will look for ways to on-board and access to such technologies.

•

New AI applications across industries. According to the McKinsey Global Institute, AI has the potential to add $13 trillion to the global economic output by 2030. AI is helping to bring innovations to industries, including manufacturing, in which large amounts of data are generated to yield insights. As CIO notes, AI could also help to optimize manufacturing operations, potentially eliminating a portion of unplanned downtime costs, which have an estimated cost of up to $50 billion annually. According to a 2019 survey by Deloitte, 93% of companies believe that AI will be a pivotal technology to drive growth and innovation in their industries.

Our Opportunity

We believe the unique challenges that companies and manufacturers face, supporting macro trends, and innovations in technology have brought the manufacturing industry to an inflection point for digital transformation. We provide the solution—a technology platform to unlock access, drive business efficiency, and improve the sustainability of manufacturing worldwide.

Today, we estimate our global market opportunity to be over $260 billion based on the estimated market size of our sellers’ six key manufacturing processes, which include CNC manufacturing, sheet metal manufacturing, 3D printing (including fused deposition modeling (FDM), direct metal laser sintering (DMLS), PolyJet, stereolithography (SLA), selective laser sintering (SLS), binder jetting, carbon digital light synthesis (DLS) and multi jet fusion (MJF), die casting, injection molding and urethane casting. Our estimates are based on independent industry publications or other publicly available information, as well as our internal sources.

Our Platform

We are accelerating innovation by providing real-time, equitable access to global manufacturing demand and capacity. We provide sourcing and pricing across a network of buyers and sellers, offer a suite of configurable manufacturing processes through our diverse seller network, and enable business success through additional products and services that serve the unique needs of each side of our marketplace.

Our platform is AI-driven, continuously learning from millions of data inputs from marketplace interactions, providing rich insights and analytics that allow us to further improve the efficiency of our ecosystem and the products and services we offer. The data we generate enables us to become a preferred collaboration, workflow, and transaction platform for both buyers and sellers.

Our platform is also highly extensible, with an expansive and growing set of traditional and emerging manufacturing processes offered by our seller network. Because of our platform’s extensibility, we are well positioned to scale and rapidly capture new processes brought to the platform by our sellers, further enabling buyers to access customized, relevant manufacturing solutions that are suited to their industry needs and buyer preferences.

We offer these tailored processes through a user-centric platform that is reliable and flexible, leveraging additional products and services to increase buyer and seller engagement over time.

AI Technology

Our machine learning algorithms are central to our value proposition, and are present at every stage of the manufacturing order workflow. Our technology solves the problems buyers and sellers face in a traditional, offline process, from inquiry to execution.

Prediction.    Our models incorporate dozens of variables on pricing, timing, design requirements, execution considerations and more, having been trained by thousands of events to date to enable efficient buyer and seller transactions. Our models correlate historical buyer attributes with observed order frequency and order value to help predict customer longevity, transaction frequency and potential lifetime value. Our models also provide analytical insights on how buyers and sellers engage with our marketplace, products and services, helping us build and cross-sell our offerings to drive greater customer stickiness and increase transaction frequency, retention, lifetime value and referenceability.

Pricing.    Our instantaneous pricing and project guidance functionality eliminates the complexity typically associated with the sourcing process. Buyers upload CAD files and modify inputs including desired production method, material, finish and quantity. Our proprietary technology provides real-time pricing and delivery quotes for buyers and real-time offers for sellers. One of our proprietary platform software modules enables 3D Geometry and feature recognition, analyzing and understanding complex geometries in seconds to enhance our pricing accuracy, identify issues in part designs, and match manufacturing orders with sellers that have a proven track record with similar material, size and feature sets. Sellers can confirm order, price and related logistics in a single click through our intuitive user application, masking the complexity associated with our AI pricing algorithms.

Efficient Sourcing.    Our technology enables buyers to efficiently source manufacturing processes based on a variety of criteria, including manufacturing capability, materials, tools, project complexity, lead time, and seller capacity. After a buyer uploads a CAD file, our Design for Manufacturability (DFM) tool instantly identifies process requirements and feature complexity to help inform sellers about the manufacturing opportunity. Additionally, buyers and sellers can indicate their own preferences, which helps facilitate better sourcing opportunities on our platform. For example, buyers can specify requirements around credentialing for the facilities in which projects are produced, how the materials are sourced or the production quality standard to which the parts are held. Sellers also have the opportunity to do repeat work with a buyer on a particular opportunity after a successful first transaction.

Manufacturing Processes

Our platform is highly extensible, allowing us to onboard sellers with new manufacturing processes so that we can cover more of the manufacturing industry over time. Sellers on our platform offer a wide range of key manufacturing processes, which include CNC manufacturing, sheet metal manufacturing, 3D printing, sheet metal fabrication, die casting, injection molding and urethane casting, among others. These processes require specific training, expertise and equipment and can also be combined with the over 50 finishes and thousands of raw material and color combinations we offer.

•

CNC Machining uses computer-assisted machine tools to produce components with precision tolerances, surface finishes and post-processing requirements. Our CNC machining processes include, but are not limited to, multi-axis milling, swiss machining and lathe work.

•	Injection Molding uses custom molds to make plastic parts at scale, with the highest variety of materials, colors and configurations.

•	Urethane Casting uses 3D printed master pattern and silicone molds to deliver high-quality, short-run parts with outstanding mechanical properties.

•

3D Printing uses a wide variety of 3D printing and additive manufacturing processes to make a variety of metal and plastic components. Our 3D printing processes include FDM, DMLS, PolyJet, SLA, SLS, binder jetting, DLS and MJF.

•

Sheet Metal and Weldment Fabrication uses a variety of techniques, including press brake work, punches, laser cutting, water jet cutting, plasma cutting and custom welding, to create components from sheet metal.

•	Die Casting uses metal dies for producing high volumes of relatively complex metal parts.

Carbon Offset Program

As we increase access to global manufacturing capacity and demand, we are also focused on reducing the manufacturing industry’s overall carbon footprint. Through our Carbon Offset Program, we offer buyers an integrated option to offset up to 100% of the carbon footprint of the entire manufacturing process for their orders from raw material extraction and processing, to the transportation of materials and goods along the supply chain, to the energy consumed in fabrication and the operations of the manufacturer. Additionally, we purchase carbon credits to offset 100% of the estimated impact of the shipment of parts to buyers from sellers and we promote green technologies like additive manufacturing which help to reduce the carbon footprint of the manufacturing globally.

The Xometry Flywheel

Our AI-enabled technology platform carefully facilitates and analyzes the many interactions with our buyers and our sellers to deliver a high-quality and seamless end-to-end experience for both buyers and sellers. Each order that is fulfilled on our marketplace provides data that is analyzed by our machine learning algorithms to hone pricing and lead time quotes for buyers. As more buyers join the platform, more sellers are drawn to the platform since more manufacturing opportunities are available, which in turn drives more buyers and additional growth. The growth of our platform drives more data through our machine learning algorithms. The continuous learning of our AI improves the experiences of buyers and sellers and makes our platform more intelligent and efficient. Our increased efficiency, driven by our ability to better predict pricing, is designed to, over time, drive greater gross margins. Furthermore, as buyers and sellers engage more with our platform, we are able to add more tailored products and partnerships that support their business growth, leading to even higher engagement and marketplace efficiency. The flywheel effect created by self-reinforcing AI increases the economic opportunity that can be shared by buyers and sellers over time.

Our Additional Seller Offerings

•

Maintenance, Repair and Operations. For sellers, having the right tools, materials and supplies to complete manufacturing opportunities is essential to being competitive and growing their businesses. Through Xometry Supplies, which we launched in 2019, we provide our sellers with access to experienced suppliers who sell competitively priced goods from leading brands. Our sellers receive access to discounts for tools and supplies to help reduce their operating costs and achieve greater margin control. We also use our platform to gather insights into a seller’s future needs for materials so they can begin the quoting process for more opportunities. Our platform then intelligently matches sellers that have the right combination of tools, raw materials and finishes to get a particular job done. We plan to continue offering more resource management and predictive sourcing solutions to sellers to help them improve their capabilities and enhance their operations.

•

Financial Products and Services. In mid-2020, we launched a suite of financial products and services to help our sellers manage cash flow at all stages of job production. We alleviate the upfront cash strain many sellers face through the Xometry Advance Card, which generally gives sellers up to 30% of their job payment in advance to help them cover the cost of tools and materials. Through FastPay, we offer a fee-based service through which sellers can receive accelerated payment as quickly as 3 business days after completing work. Furthermore, with our financial products, sellers can create a digital storefront, automate their invoicing and offer their customers credit limits. In addition, sellers can elect to have their payouts guaranteed by us, which are underwritten by a third-party. These services help sellers manage their business more efficiently.

During 2020, 40% of active sellers used our seller services.

Our Business Model

We have connected over 43,000 unique buyers, including nearly 30% of the Fortune 500, and nearly 5,000 unique sellers of a variety of sizes.

Our buyers include engineers, product designers, procurement and supply chain personnel, inventors and business owners from businesses of a variety of sizes, ranging from self-funded start-ups to Fortune 100 companies. We enable buyers to source a broad array of manufacturing processes to meet complex and specific design and order needs across several industries, including Aerospace and Defense, Healthcare, Automotive, Consumer Goods, Industrial, Robotics, Government and Education. We generate substantially all of our revenue from the prices we charge our buyers on our platform. Buyers begin by uploading an engineering schematic that contains 3D design specifications, referred to as a CAD file. Then, we price transactions through our AI-enabled instant quoting engine based on factors such as volume, manufacturing process, material and location. The convenience and transparency of the model leads to increasing buyer stickiness and spend over time. Since inception, over 6.0 million parts have been manufactured through our platform. For the quarter ended March 31, 2021, we generated 95% of our revenue from existing accounts. We define an existing account as an account where at least one buyer has made a purchase on our marketplace.

We empower sellers to grow their manufacturing businesses and expand machine uptime by providing access to an international base of buyers. We also offer supporting products and services designed to meet our sellers’ unique needs. Our seller offerings include financial services that enable sellers to stabilize and enhance their cash flows, discounts on tools and materials that allow them to lower their operating costs and resource management tools to optimize their business.

We have concluded that we are the principal in the sale of part(s) and assemblies that are sold by our network of third-party manufacturers because we exercise control over the manufacturing process by obtaining a right to direct a third-party manufacturer to fulfill the performance obligation we have with our buyer on our behalf. We considered the following conditions of the sale: (i) we have the obligation of providing the specified product to the buyer, (ii) we have discretion with respect to establishing the price of the product and the price we pay our sellers and we have margin risk on all of our sales, (iii) we have discretion in determining how to fulfill each order, including selecting the seller and (iv) we bear certain risks for product quality to the extent the buyer is not satisfied with the final product. Our revenue from recently launched seller services offerings has not been a material driver of our revenue to date; however, we expect revenue from seller services to grow over time. Our gross margin is primarily the result of the sales price that the buyer has paid us less the amount that we paid the seller to produce the goods. The substantial majority of our cost of revenue are the costs that we pay our sellers to manufacture the products for our buyers.

Why Buyers Win

•

Instant and Competitive Pricing and Lead Times. We create value for buyers through marketplace generation fueled by the continuous learning of our AI technology. The data generated by platform interactions improves the efficiency of our marketplace, lowering prices and improving lead times for buyers. As our AI technology learns buyer needs and preferences, it becomes more precise and efficient, leading to better pricing and matching which in turn drives greater buyer engagement on the platform.

•

Ease of Purchase. We make it easy for buyers to transact on our marketplace. We are committed to simplifying the procurement process for buyers and offer an exceptional e-commerce experience to simplify transactions. After a buyer uploads a CAD file, our platform provides instant access to a wide range of materials, finishes and certifications, with transparent pricing and lead-time information.

•

Access to a Massive Network of Sellers. We provide buyers access to the massive, global network of sellers on our platform. Our deep network alongside a personalized user experience allows buyers to submit projects with unique components and specifications, which we source through our platform to sellers that are able to deliver. In particular, we implement select credentialing and compliance specifications to ensure that we can meet the standards for buyers across a number of industries.

•

Broad Suite of Industry-Specific Solutions. We offer a wide range of traditional and emerging manufacturing processes and materials for customized solutions across massive industries, including Defense, Healthcare, Automotive, Consumer Goods, Industrial, Robotics, Government and Education. The extensibility of our platform allows us to build industry playbooks and add new processes over time.

•

Reliability and Quality. We offer consistently high-quality products and certainty of order fulfillment for buyers. We are further embedding our platform into various buyer workflows by productizing our internal AI and workflow engine. Our enterprise integrations support procurement workflows and part and sourcing requirements. By embedding Xometry intelligence into workflows, we are able to deliver more reliable and relevant manufacturing solutions for buyers.

•

Environmental Benefits. We offer buyers the ability to instantly calculate the price to purchase carbon credits to offset the carbon used to make their parts. We purchase carbon credits to offset 100% of the estimated impact of the shipment of parts to buyers from sellers, making ESG core to our marketplace and each transaction.

•

Production Flexibility. We allow buyers to purchase any number of parts and services. From one part to millions, buyers have access to six manufacturing processes for rapid prototyping, product development, or high-volume production. These processes can also be combined with over 50 finishes and thousands of raw material and color combinations. Given this ability to provide tailored and scaled solutions, we find that buyers typically expand their use of our marketplace, sourcing a greater number of parts and processes over time.

Why Sellers Win

•

Cost-Efficient, Real-Time New Business Generation. We offer sellers access to manufacturing opportunities from our large, geographically and industry-diverse buyer base, allowing sellers to gain new customers without increasing their sales and marketing spend. As our AI technology improves, our ability to generate new business for sellers increases. This model is designed to lower customer acquisition costs and improve seller margins over time.

•

Repeat, High-Quality Customers. Following a successful transaction, we initially offer the same seller the exclusive opportunity to accept the next repeat order in order to increase efficiency and reliability. Our ability to attract repeat buyers helps stabilize demand for sellers so they can operate their businesses more efficiently.

•

Operational Excellence. We aim to be a completely digital one-stop-shop for all workflow solutions for sellers. Our intuitive cloud application helps our sellers digitize their operations so they can work smarter and faster. We provide order management, shipping and collaboration tools, reducing friction for sellers and improving overall manufacturing order process efficiency.

•

Financial Stability and Security. Our new suite of financial services and Xometry maintenance, repair, and operating partnerships help sellers enhance their cash flows and lower operating costs at all stages of production. Sellers can receive cash advances for their work, accelerated payouts and a seamless digital invoicing process in an industry that frequently still relies on analog payments that frequently result in delays. These services help sellers manage their business more efficiently.

•

Increased Utilization. We are focused on helping sellers realize their potential by providing manufacturing opportunities that can be procured in a single click. Knowing that there is a reliable way to find extra work gives sellers the confidence they need to invest in a new machine, hire an extra employee, or focus on a big job with a longer lead time, while relying on our technology platform to fill in available capacity. The convenience of this automated cycle drives greater order fulfillment and increased utilization across our seller network.

•

Seller Community. Through our seller-focused community initiatives, we empower sellers of a variety of sizes to grow their businesses. Our Community Portal is an active and dedicated place where we can interact with our sellers to better understand their needs and interests, and also give sellers a platform to support one another. Our sellers take pride in their crafts and are often sharing tips on machining best practices as well as how they leverage Xometry to work best for their shop. In our most recent manufacturer survey, sellers showed a significant rebound in business confidence for manufacturers, with 56% reporting a mild to strong increase in business compared to the same time last year.

Why We Win

•

Rich Data and Constantly Improving AI Technology. In an industry that historically used intuition and basic data to drive purchasing and pricing decisions, we offer our customers pricing using our proprietary predictive algorithms. Our platform interactions generate millions of data inputs that are reinvested to continue improving our proprietary technology, machine learning and data analytics models. Leveraging this growing data set, we have been refining our AI technology to improve sourcing, pricing and lead time quotes for buyers and sellers. This data in combination with our machine learning algorithms fuels the continuous learning of our models. As our models improve, our platform becomes more efficient and our offerings become more tailored for buyers and sellers.

•

Custom-Built, Extensible Platform. Our manufacturing processes and supply offerings are tailored to the complex and industry-specific design and order needs of manufacturing. These custom offerings are powered by our diverse and growing seller network that contribute differentiated processes and our AI-enabled technology that facilitates intelligent matches between buyers and sellers. Additionally, our use of services-oriented architecture and cloud infrastructure ensures scalability and helps reduce the time to market for new offerings. Over time, we expect to continue to add new manufacturing processes to help both our buyer and seller businesses thrive.

•

Powerful Network Effects. Today, we are the largest on-demand manufacturing marketplace by revenue. As we continue to scale, we benefit from a self-reinforcing, virtuous cycle, in which marketplace interactions contribute valuable data points and insights that improve our AI-enabled platform, increasing lifetime customer value and fueling strong unit economics.

•

Buyer Engagement and Expansion. Our flexible ordering process allows us to land new customers and increases buyer stickiness, fueling an efficient go-to-market model. Over time, our accounts typically increase their spend with Xometry through the addition of buyers and incremental processes, increasing order frequency and spend. For the quarter ended March 31, 2021, 95% of our revenue was generated from existing accounts. We define an existing account as an account where at least one buyer has made a purchase on our marketplace. At March 31, 2021, we had a 34% year-over-year increase in accounts with at least $50,000 annual spend.

•

Globally Distributed Seller Network. Our global network of nearly 5,000 sellers brings together a range of manufacturing processes and industry-specific knowledge. This enables us to serve a large, diverse and growing set of buyers. We offer our sellers products and services to help them manage their businesses more efficiently and connect our entire seller community for access to shared resources and support.

•

Mission-Driven Culture. As we accelerate innovation in manufacturing, we remain focused on empowering local businesses and enabling new product development for companies around the world. Our corporate culture is centered around our mission through our commitments to serve the local communities in which we operate, champion technological innovation, and drive sustainability for manufacturing worldwide.

Our Buyers

Our Buyers BMW Xometry delivers ease and professionalism. They take care of fulfillment so I don't need to juggle or manage suppliers. We buy the quote, and Xometry takes care of the rest." Ryan Lambert, BMW Tooling Design, Engineer BMW NASA Because of Xometry's fiexibility, speed, and quality, all of our projects now look to Xometry for cost effective supply of space flight hardware for life support systems." David Jones, ECLSS, Integration & Development Lead at Marshall Space Flight Center NASA One of BMW's affiliates, BMW i Ventures SCS, SICAV RAIF, is an investor in Xometry

Our Buyers Moderna Xometry's on-demand platform has assisted with a number of Moderna's initiatives for over 5 years, providing responsiveness, quality and support." Benjamin Geldhof, Director of Automation Engineering Moderna ABL Space Systems Xometry's platform and distributed manufacturing network have provided us with timeliness, quality, and dedicated supply-chain support." Dan Sullivan, Director of Corporate Development ABL Space Systems

Our Buyers ClearMask LLC Xometry helped us achieve incredibly efficient scaling of our product for mass manufacturing while adhering to strict quality guidelines." Allysa Dittmar, Co-founder and President ClearMask LLC Tortuga AgTech Xometry has been pivotal to our company's success. Their team has provided excellent customer service, delivered great results in rapid prototyping, procurement, and supply chain, and assisted in developing a path to mass production." Tim Brackbill, Co-founder and CTO Tortuga AgTech

Our Sellers

Our Sellers Sometimes I can't accept jobs because the upfront costs are too high. The Xometry Advance Card fixes that." Ryan Warner WarnerWerks The Xometry Advance Card is awesome. That, along with FastPay, are game-changers for my shop." Robert Santora United MfgSolutions Xometry is a great asset to the manufacturing industry and we look forward to continuing our partnership." Vinny Campellone PenCo Precision

Our Sellers Xometry has transformed and improved my business. I'm able to expand my business and buy more equipment. I love the financial services giving me the fiexibility on accepted jobs and for on-time job payments. Working with Xometry I have fiexibility and opportunity." Kha Ha, President KDML Precision Machine Quoting jobs has to be one of the most stressful aspects in manufacturing because you have to other a competitive price for the customer but you can't shortchange yourself or else you'll go out of business. Xometry takes that aspect of the business out of my hands and lets me focus on making the parts in a timely manner. Xometry takes over the managerial side of things, which is the perfect scenario." Aaron Serviss, Founder Dragonwrath Innovations

Our Sellers We are a small minority, women black-owned business and without the work your company provides, we are not sure where we would be. We are grateful for the work that we are able to pull from your Job Board that allows us to choose work that will best fit our company. When COVID-19 hit in early 2020, a smaller company like ours has had the opportunity to stay partially open because we were able to continue to pull work from Xometry's website. Xometry has been a lifesaver for our employees and business." Erika Clark, President Motor City Engineering I'm so grateful for the platform they have created and the peace of mind it brings me, knowing they will always have the right work available for the continued growth of my business!" Todd White, Owner Todd White Metal Works

Our Growth Strategy

We have grown significantly since our first transaction in 2014 and our importance to buyers and sellers in the global manufacturing market is evident in the volume and scale at which we now conduct business. We have accomplished a lot in just seven years, but we believe we still have a massive underpenetrated addressable opportunity ahead of us.

Key elements of our growth strategy include the following:

Attract new buyers and grow wallet share with existing buyers. We intend to continue investing in acquiring new buyers through traditional paid sales and marketing techniques as well as leveraging our strong organic referral network to drive awareness and build trust. Once we acquire a buyer, we seek to expand the breadth and scale of the services sold to that buyer and leverage the relationship to gain additional users within the buyer’s account through a combination of product offerings, customer relationship marketing, sales and account management. At March 31, 2021, we had 412 accounts with at least $50,000 annual spend. We will remain focused on increasing wallet share with our existing buyers through a number of deliberate strategies. With each positive experience and the expansion of our manufacturing processes through acquiring new sellers we will continue building our buyers’ spend and opportunities on our marketplace. We will also leverage engagement tools including case studies and design-for-manufacturing content, and deliberate customer and sales support to ensure buyer needs are met and they feel supported throughout the entire transaction journey.

Deepen and expand seller partnerships. Creating the largest, most connected, and efficient seller network in the world benefits our entire platform. We are focused on attracting new sellers, recognizing the massive opportunity still in front of us and the intrinsic benefit an active, diverse seller population brings to the overall platform. Sellers are essential to our buyers, our platform’s network effects and our reputation as a powerful partner to source on-demand manufacturing. Our enduring relationships help us to form new ones through strong referral networks and seller experiences. In particular, we are focused on ensuring that our seller network is diverse and sustainable, adding to our wide range of manufacturing processes. As of March 31, 2021, our sellers offered six key manufacturing processes. These processes can also be combined with over 50 finishes and thousands of raw material and color combinations. We will continue to extend our platform by attracting new sellers with the ability and expertise to deliver additional processes like extrusion, finishes and materials.

Become an enterprise solution for our sellers. Over time, our data and corresponding ability to improve our AI technology increases, enabling us to provide increasingly sophisticated data insights and analytics to our sellers. With our workflow management software, sellers on and off our platform will be empowered with our AI-enabled pricing, lead time, and manufacturing tools for their manufacturing opportunities and available on their own websites. Sellers will be equipped with sophisticated order management, shipping, and collaboration tools, so that every job they execute, on and off our platform, can be centralized in one tool, increasing efficiency and helping to better predict capacity and revenue streams. For sellers active on our platform, our resourcing tools will enable us to offer intelligent procurement integrations, directed sourcing for materials and tools, and business management insights to help our sellers achieve their business goals and produce outstanding products for our buyers.

Enhance and offer additional seller products and services. Our seller products and services allow us to deepen seller relationships and increase engagement. For the year ended December 31, 2020, 40% of our active sellers used our seller services. Although revenue from our seller services was approximately five percent of our total revenue for the year ended December 31, 2020, we expect revenue from seller services to grow over time. In 2020, we introduced a new suite of financial services for sellers that offer us attractive growth opportunities as we aggressively market the Xometry Pay platform to all U.S. sellers, enhance features that allow quicker conversion of purchase orders to cash, and build toward a full-service digital wallet for sellers to use for payouts and purchases.

Continue our international expansion. We believe there is significant opportunity in the global manufacturing ecosystem for a marketplace like Xometry. With operations throughout the majority of the contiguous United States and customers in Europe and Asia we have established footholds in major markets around the world. For the years ended December 31, 2020 and 2019, we had sales to customers in 51 countries with over 95% of our revenue generated from buyers located in the United States. We believe our expanding geographic footprint presents an opportunity for future growth. We will continue to dedicate sales and marketing resources to develop our seller networks and attract buyers to our marketplace in other regions.

Pursue strategic acquisitions. With the size and complexity of the manufacturing industry we believe there is significant opportunity for targeted investments and acquisitions to strengthen our competitive position and processes. In 2018, we acquired MakeTime, an on-demand manufacturing platform with enterprise expertise to bolster our enterprise capability. In 2019, we acquired Shift, a Munich-based startup, as part of our expansion into Europe. We will continue to evaluate and pursue strategic M&A opportunities that are additive to our marketplace and technological capabilities or bring talent and experience to our team.

Sales and Marketing

Sales

Our sales ecosystem is designed to partner with our buyers and sellers, providing them with exceptional customer service and working in tandem to realize and to achieve their full potential on our platform.

For our buyers, we have dedicated enterprise and account management teams that are aligned by either expertise across one of our key verticals (Aerospace and Defense, Healthcare, Automotive, Consumer Goods, Industrial, Robotics, Government and Education) or based on first point of contact with our platform. All enterprise and account managers follow a defined sales process to ensure consistency in our approach and customer experience. We leverage the RFM (Recency, Frequency and Monetary) model, Lifetime Value data and other data points like lead scoring to better understand their unique needs, challenges and goals and to drive higher engagement with our platform.

For our sellers, our team leverages our diverse product offerings to create a powerful and integrated sales and marketing funnel. All sellers are supported through dedicated operations and partner management teams. These teams are embedded within our Sales and Marketing function to ensure full knowledge of products and seller support at all stages, from invoicing to job sourcing as well as identifying opportunities for cross-sales or advancement down the funnel. Sales representatives support sellers from the initial education process with accessible content on business operations, manufacturing processes, and our platform, through any materials procurement leveraging our competitively priced recommendations on Xometry Supplies and finally to introducing our financial services products.

Marketing

We use highly targeted, SEO-optimized, engineering and supply chain content and digital advertising to drive awareness and build trust. We work with our buyers and sellers to build and share success stories, case-studies, design guides, how-to videos, webinars and other helpful content for our target audience. For our buyers specifically, we also utilize video, radio, podcasts and other digital marketing to engage with key influencers and communities where on-demand manufacturing content is highly relevant. Our unaided brand awareness as a provider of 3D manufacturing services among manufacturing professionals has more than doubled between 2018 (12)% and 2020 (26)% according to Digital Engineering. For our sellers specifically, our content is amplified through social media traffic (paid and earned), content partnerships with machining influencers and a strong presence in leading manufacturing publications and podcasts, as well as both in-person and virtual events.

Our Technology

We utilize AI and machine learning to continuously improve the speed and accuracy of our pricing and placement activity. Our use of services-oriented architecture and cloud infrastructure ensures scalability and helps reduce the time to market for new features. We are able to easily test new features and validate product/market fit prior to large scale introduction.

Data Science and Experimentation.    User research, data science and experimentation are critical to increasing the efficiency of on-demand manufacturing and are the core of everything we do. We rely on user research, data science, machine learning, and A/B and multivariate testing to continually improve user experiences, develop new offerings, drive optimization, and create operating leverage across our ecommerce and marketplace platform. We utilize data to increase the effectiveness of our brand and performance marketing, enhance the customer experience, analyze market dynamics at scale, and to calibrate our pricing. We also use data science for experimentation allowing us to fine tune our supply, sourcing and logistics models.

Data Analytics.    In an industry that historically used intuition and basic industry-wide data to drive purchasing and pricing decisions, we are moving our customers from intuition to predictive algorithms. We are expanding and continuously improving our access to data, employing data science and machine learning across our business to maximize efficiency. Our proprietary technology, machine learning and data analytics models continuously optimize our marketing investments and conversion funnel.

Software.    A key element of our proprietary platform is software that is capable of 3D Geometry and feature recognition, enabling us to capitalize on the overall digitization of the manufacturing industry. Our platform analyzes and understands complex geometries in seconds, enhancing our pricing accuracy, identifying issues in part designs, and matching manufacturing orders with suppliers who have a proven track record with similar material, size and feature sets. This creates greater price transparency for both buyers and sellers and helps us find the best match for each order in real time.

Product Development

Our product development efforts are focused on the following priorities that will help us achieve our plans for growth and enable our marketplace. The data received throughout the development, beta testing, and post implementation processes helps inform our future product development priorities and technology pipeline.

Some our leading priorities are:

Enterprise integration.    We are pursuing a strategy to further embed our platform into our various buyers’ workflows—whether it is instant pricing available inside CAD software from Dassault, Autodesk, and PTC or streamlined purchasing support in procurement software like Ariba and Coupa. This is made possible by “productizing” our internal AI and workflow engine for novel uses.

Seller Services.    Financial products, sales and marketing support, and access to our proprietary algorithms are all ways in which we can improve the seller experience and increase efficiency of our network and marketplace. These new products and services are prioritized by our product development teams.

Our Values

We prioritize the following core values:

We are customer and partner focused.    Customer satisfaction drives our business and we are singularly focused on building a platform that benefits our buyers and sellers. We have created a marketplace in which the success of our buyers and sellers is interdependent, and we will continue to seek new and creative ways to serve the evolving needs of our ecosystem. As the ancient Greek poet Archilochus of Paros wrote, “The fox knows many things, but the hedgehog knows one big thing.” We are hedgehogs, not foxes.

We enable equitable manufacturing.    We serve businesses of a variety of sizes, from Fortune 100 companies to brand-new start-ups, providing demonstrable value by increasing efficiency and accelerating speed to market. We aspire to revolutionize how global manufacturing functions in a digital world.

We are people focused.    Our employees are critical to our success. We embrace our team members for who they are, celebrating and leveraging the diversity of their backgrounds as a point of strength. We thrive as a business with excited, driven colleagues, who push and challenge each other and force us to continually improve as a business. Xometry invests in programs and systems to ensure we are a favorite place to work and that our work environment attracts and retains key talent.

We are a company of doers.    Talk is great, but action is better. We empower our team to take actions at every level of our organization that will benefit our marketplace, our customers, and our platform. We believe that the next big product idea or process innovation can come from anyone in our organization and because of that Xometry fosters a collaborative environment where employees can freely develop and exchange innovative concepts. We believe in “initiate, own and execute.”

We create efficiencies.    We seek to transform the complex global manufacturing market with simple to use solutions. We believe in reducing friction and increasing efficiency through the smart use of artificial intelligence, our talented team and our industry expertise. We acknowledge this a difficult task and we continue to aim for this ambitious target.

Our Employees

To be a Xometry employee means taking an active role in building and serving our communities. We believe that our strong corporate culture and our investment in our relationship with our employees contributes to our success. This is evidenced by our industry recognitions including by Forbes as one of America’s Best Startup Employers in 2021 and by the Kentucky Chamber of Commerce as one of the best places to work in Kentucky in 2021, a state where we have over 90 employees. Our employees are continuously innovating, and our structure rewards productivity. We also encourage employees to invest in themselves by contributing to continuing education tuition. As of March 31, 2021, we had 386 employees.

Our Commitment to Diversity and Inclusion

We are committed to growing and empowering inclusive communities in our company, our industry, and the neighborhoods in which we live. We know that a diverse and thriving workforce is critical to attract and retain the talent necessary to grow our business. Our success depends on ideas. We can foster more productive ideas if we amplify all voices and provide the tools and resources to those who need them.

We drive diversity, equity and inclusion (DEI) forward through programs, investments and initiatives including:

Diverse Manufacturers.    We help to provide work to thousands of small machine shops that typically do not have exposure to jobs from large corporations. Our partners include hundreds of minority, veteran, and women-owned companies.

Talent.    We are increasing and broadening the pools of candidates from which we hire, both externally and internally, and are further refining the requirements, assessment criteria and selection process for each of our roles.

Education.    We devote considerable time and resources to the continuing education of our employees. This effort begins on an employee’s first day and remains part of our employee’s experience through regular panel discussions and focus groups to ignite conversations and ideas around DEI priorities.

Culture.    We are in the process of establishing a DEI Advisory Council that will take an active role not only in our programs but also as thought leaders and change agents.

Our Commitment to ESG

We are committed to reducing the carbon footprint of manufacturing. We purchase carbon credits to offset 100% of the estimated impact of the shipment of parts, and offer buyers the ability to instantly see the price to purchase carbon credits to offset the carbon used to make their parts. We also promote technologies like additive manufacturing that reduce the carbon footprint.

Xometry.org: Manufacturing a Better World

We want to help non-profits that are making a difference addressing other crucial problems facing our world. We started Xometry.org, which is part of our company and not a separate entity, to fund non-profit entities leading the fight against urgent problems such as education and climate change. We have a moral obligation to share some of our good fortune with others and protect our planet for future generations. We integrate this work into our culture and we use our commitment to ideas beyond just building the company to attract, retain and motivate our employees. We do not see this work as a side-project or distraction. To the contrary it is core to the culture we are building at Xometry and ultimately we believe the work of Xometry.org makes our business stronger and more successful.

We have embraced the Pledge 1% movement, and are committed to donating 1% of our equity over time, to fund and support operations of Xometry.org. We intend to initially reserve 0.2% of our outstanding capital stock on the date of approval by our Board of Directors. We anticipate further annual stock grants to Xometry.org so our efforts are sustained and consistent.

Our Competition

The domestic and global on-demand manufacturing industry is localized and highly fragmented and we compete for both buyers and sellers.

We compete for buyers with service bureaus and brokers. Our competitors include vertically integrated service bureaus, the service bureau divisions of the additive OEM companies such as

Stratasys and 3D Systems and independent machine shops and 3D printing service bureaus. For buyers, we compete on the basis of competitive pricing, user experience, and superior customer service.

For sellers, we compete with brokers and listing services. Sellers will pay the independent brokers commissions to connect with buyers as well as list their services in offline trade publications and online listing services. We also compete with companies that sell software and services to sellers, enabling them to sell from their own website or otherwise run their business independently of our platform. We are able to compete for sellers on the basis of providing real-time access to orders, cash flow stability, global access to customers and seller services and financial products.

Our Intellectual Property

Our commercial success depends in part on our ability to obtain, maintain and protect intellectual property and other proprietary rights for our current and future technologies and services. We rely on a combination of patent, trademark, copyright and trade secret laws in the United States and other jurisdictions, as well as license agreements, confidentiality procedures, non-disclosure agreements, and other contractual protections, to establish, maintain and protect our intellectual property and proprietary rights, including our proprietary technology, software, know-how, and brand. However, these laws, agreements, and procedures provide only limited protection.

As of March 31, 2021, we own six issued United States patents directed to the use of machine learning for generating fabrication and manufacturing predictions, such as price, manufacturability and suitable materials and two pending United States patent applications and one pending European patent application directed to similar technologies. Our issued patents in the U.S. will expire between 2036 and 2037 and the pending patent applications, if issued, are expected to expire between 2039 and 2040, excluding any extension of patent term that may be available.

As of March 31, 2021, we have five registered U.S. trademarks and six registered foreign trademarks in the European Union and various other jurisdictions for our name and certain words and phrases that we use in our business, and we rely on copyright laws and licenses to use and protect software and certain other elements of our proprietary technologies. We also enter into confidentiality and invention assignment agreements with our employees and consultants and confidentiality agreements with other third parties, and we actively monitor access to our proprietary technologies. In addition, we license third-party software, open source software and other technologies that are used in the provision of or incorporated into some elements of our services. Many parts of our business are significantly reliant on proprietary technology and/or licensed technology, including open source software.

Although we take steps to protect our intellectual property and proprietary rights, we cannot be certain that the steps we have taken will be sufficient or effective to prevent the unauthorized access, use, copying or the reverse engineering of our technology and other proprietary information, including by third parties who may use our technology or other proprietary information to develop services that compete with ours. Moreover, others may independently develop technologies or services that are competitive with ours or that infringe on, misappropriate, or otherwise violate our intellectual property and proprietary rights. Policing the unauthorized use of our intellectual property and proprietary rights can be difficult. The enforcement of our intellectual property and proprietary rights also depends on any legal actions we may bring against any such parties being successful, but these actions are costly, time-consuming, and may not be successful, even when our rights have been infringed, misappropriated, or otherwise violated. In addition, aspects of our platform and services include software covered by open source licenses. The terms of various open source licenses have\ not been interpreted by United States courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our services.

Although we rely on intellectual property and proprietary rights, including patents, trademarks, copyrights and trade secrets, as well as contractual protections, in our business, we also seek to preserve the integrity and confidentiality of our intellectual property and proprietary rights through appropriate technological restrictions, such as physical and electronic security measures.

See the section titled “Risk Factors—Risks Related to Our Business” for a more comprehensive description of risks related to our intellectual property and proprietary rights.

Our Facilities / Properties

Our headquarters are located in Montgomery County, Maryland where we occupy facilities encompassing approximately 40,000 square feet. We have regional offices in Lexington, KY, Jackson, TN, and Munich, Germany. All of our offices are leased and we do not own any real property. Our leases range in expiration from 2021 to 2024. We believe that these facilities are generally suitable to meet our needs.

Legal Proceedings

From time to time, we are involved in various claims and legal actions that arise in the ordinary course of business. We are not a party to any legal proceedings, that individually or in the aggregate, are reasonably expected to have a material adverse effect on our consolidated results of operations, financial condition or cash flows. However, the results of these matters cannot be predicted with certainty, and an unfavorable resolution of one or more matters could have a material adverse effect on our consolidated results of operations, financial condition or cash flows.

MANAGEMENT

The following table sets forth information for our executive officers and directors as of May 15, 2021:

Name	Age	Position
Executive Officers:
Randolph Altschuler	50	Chief Executive Officer, Co-Founder and Director
James Rallo	55	Chief Financial Officer
Peter Goguen	57	Chief Operating Officer
Bill Cronin	48	Chief Revenue Officer
Kathy Mayerhofer	58	Chief Sales Officer
Laurence Zuriff	53	Chief Strategy Officer, Co-Founder and Director
Non-Employee Directors:
George Hornig(4)(5)	66	Director and Chairman of the Board
Emily Rollins(1)	51	Director
Deborah Bial(5)	55	Director
Craig Driscoll(5)	49	Director
Fabio Rosati(5)	56	Director
Katharine Weymouth(4)	54	Director

(1)	Chairperson of the Audit Committee.
(2)	Chairperson of the Compensation Committee.
(3)	Chairperson of the Nominating and Corporate Governance Committee.
(4)	Member of the Audit Committee.
(5)	Member of the Compensation Committee.
(6)	Member of the Nominating and Corporate Governance Committee.

Executive Officers

Randolph Altschuler    is our co-founder and has served as our Chief Executive Officer and as a member of our board of directors since May 2013. Prior to co-founding Xometry, Mr. Altschuler served as the Co-Founder and Executive Chairman of CloudBlue Technologies, Inc., a provider of recycling services for electronic equipment, from January 2008 to September 2013. Prior to CloudBlue, Mr. Altschuler was the co-founder and co-CEO of OfficeTiger, Inc. from 2000 to 2007. In addition to serving as our Chief Executive Officer, Mr. Altschuler also serves on the board of directors of the Maryland Tech Council and Regional Manufacturing Institute of Maryland. Mr. Altschuler received a B.A. from Princeton University and an M.B.A. from Harvard Business School. Mr. Altschuler was awarded a Fulbright Scholarship and studied at the University of Vienna in Austria. We believe that Mr. Altschuler is qualified to serve on the board of directors because of his experience building and leading our business since inception.

James Rallo    has served as our Chief Financial Officer since April 2020. Prior to joining Xometry, Mr. Rallo served as the President and Chief Financial Officer of Liquidity Services, a network of e-commerce marketplaces, from February 2005 to April 2019. Between roles at Liquidity Services and Xometry, Mr. Rallo briefly served as Chief Financial Officer of Stimwave Technologies Incorporated, a medical device company. Mr. Rallo is a Certified Public Accountant and received a B.S. in Business and Accounting from Washington and Lee University and an M.B.A. from the University of Maryland College Park.

Peter Goguen    has served as our Chief Operating Officer since March 2018. Prior to joining Xometry, Mr. Goguen served as the Executive Director of New Business Development and Launch for Detroit Manufacturing Systems LLC, a provider of high-quality vehicle interior components, from April

2015 to October 2018. Prior to that position, Mr. Goguen spent 28 years at Magna International, a Canadian mobility technology company, including most recently as Vice President of Operation from October 2010 to January 2014. Mr. Goguen received a B.S. in Mechanical Engineering from Queen’s University in Canada.

Bill Cronin    has served as our Chief Revenue Office since September 2018, and has served as our Senior Vice President of Sales and Marketing since February 2016. Prior to joining Xometry, Mr. Cronin served as the Vice President of Marketing for WeddingWire, a global marketplace for wedding professionals, from November 2013 to January 2016. Mr. Cronin previously was the VP of Marketing for USA Today and held a range of roles at Mastercard over 12 years including VP of Global Brand Building. Mr. Cronin received a B.A. from Dartmouth College.

Kathy Mayerhofer    has served as our Chief Sales Officer since February 2020, and previously served as our Senior Vice President of Sales from March 2017 to February 2020. Prior to joining Xometry, Ms. Mayerhofer served as the Director of Sales for Protolabs, a provider of rapid manufacturing of low-volume 3D printing, from April 2011 to May 2016. Ms. Mayerhofer received a B.A. in Business and Communications from St. Cloud State University.

Laurence Zuriff    is our co-founder and has served as our Chief Strategy Officer since April 2020, and as a member of our board of directors since our incorporation on May 29, 2013. Mr. Zuriff also continues to manage the investments for ZFI Capital (Zuriff Family Investments). He previously served as our Chief Financial Officer from September 2013 to April 2020. Mr. Zuriff received a B.A. in International Relations from Brown University and an M.A. in International Relations and International Economics from The John Hopkins University. We believe that Mr. Zuriff is qualified to serve on the board of directors because of his deep knowledge of our company and his industry experience.

Non-Employee Directors

George Hornig    has served as a member of our board of directors since October 2013 and as our Chairman of the Board since March 2021. Mr. Hornig serves as the Chairman and Founding Partner of The Seed Lab, an entrepreneur-led early-stage venture fund, a position he has held since November 2018. Mr. Hornig served as the Senior Managing Director and Chief Operating Officer of PineBridge Investments, a private, global asset manager, from November 2010 to December 2016. Mr. Hornig was the Chairman of the Audit Committee for KBL Merger Corp. IV from April 2017 to August 2020. From November 1996 to May 2018, Mr. Hornig served as Audit Committee Chairman of the Board of Forrester Research. Mr. Hornig received an A.B. in Economics from Harvard University, a J.D. from Harvard Law School and an M.B.A from Harvard Business School. We believe that Mr. Hornig is qualified to serve on the board of directors because of his experience in manufacturing, consumer products and outsourcing of business services.

Emily Rollins    has served as a member of our board of directors and as the chairperson of our audit committee since March 2021. From September 1992 to September 2020, Ms. Rollins served in various positions at Deloitte & Touche LLP including most recently as an Audit & Assurance Partner, specializing in the technology, venture capital and life sciences industries. She currently serves on the board of Dolby Laboratories, Inc., a position she has held since February 2021. Ms. Rollins holds a B.A. in Accounting and International Relations from Claremont McKenna College. We believe that Ms. Rollins is qualified to serve on our board of directors due to her board and management experience with complex audit and reporting processes for technology and media companies.

Deborah Bial    has served as a member of our board of directors since October 2020. Ms. Bial is the founder and president of the Posse Foundation, a youth leadership-development and college- success organization, a position she has held since 1989. Ms. Bial received a B.A. from Brandeis

University and an Ed.M and Ed.D. from Harvard University. We believe that Ms. Bial is qualified to serve on the board of directors because of her extensive experience and leadership abilities.

Craig Driscoll    has served as a member of our board of directors since May 2019. Mr. Driscoll serves as General Partner of Highland Capital Partners, a global venture capital firm, a position he has held since June 2017 and previously served as a Talent Partner from February 2006 to May 2017. In addition to serving on the board of Xometry, Mr. Driscoll serves on the board of directors of WhyHotel, an alternative hospitality service provider. Mr. Driscoll received a M.E. in Mechanical Engineering from Vanderbilt University. We believe that Mr. Driscoll is qualified to serve on the board of directors because of his experience in business development and team building experience building and advising companies from the earliest stages of growth.

Fabio Rosati    has served as a member of our board of directors since December 2017. Mr. Rosati is the Executive Chairman of Snagajob, a marketplace platform for connecting businesses with hourly workers, a position he has held since June 2019. He has been a member of the board of directors of Snagajob since 2017 and held the position of Chairman and acting CEO from July 2018 to May 2019. From May 2015 to July 2017 he served on the board of directors of Upwork, a position he held after serving as CEO from January 2014 to April 2015. Mr. Rosati is a board member of Smith.ai and Skysthelimit.org. Mr. Rosati received a B.S. in Finance and Accounting from Georgetown University. We believe that Mr. Rosati is qualified to serve on the board of directors because of his experience in the technology space.

Katharine Weymouth    has served as a member of our board of directors since October 2020. Ms. Weymouth is the Co-Founder and Senior Advisor of The Chef Market (formerly DineXpert), an on demand platform for restaurants. Ms. Weymouth has been in this role since 2019 and has been with DineXpert since June of 2017. Ms. Weymouth was the Publisher and Chief Executive Officer of the Washington Post from February 2008 to September 2014. Since January 2015, Ms. Weymouth has served as a Trustee of the Philip L Graham Fund. Ms. Weymouth is a board member of Republic Services, Inc, Cable One, Inc., Sequoia Mutual Fund and The Graham Holdings Company. Ms. Weymouth received a B.A. in English Literature from Harvard University and a J.D. from Stanford Law School. We believe that Ms. Weymouth is qualified to serve on the board of directors because of her extensive executive and public company board experience.

Composition of Our Board of Directors

Our business and affairs are managed under the direction of our board of directors. We currently have eight directors. Six of our directors currently serve on the board of directors pursuant to the provisions of a voting agreement between us and several of our stockholders. Following the completion of this offering, no stockholder will have any special rights regarding the election or designation of members of our board of directors. Our current directors will continue to serve as directors until their resignation, removal or successor is duly elected.

Our board of directors may establish the authorized number of directors from time to time by resolution. In accordance with our amended and restated certificate of incorporation that will be in effect on the completion of this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be and , whose terms will expire at the first annual meeting of stockholders to be held in 2022;

•	the Class II directors will be and , whose terms will expire at the second annual meeting of stockholders to be held in 2023; and

•	the Class III director will be and , whose terms will expire at the third annual meeting of stockholders to be held in 2024.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning her or his background, employment and affiliations, our board of directors has determined that                 ,                  and                  do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the Nasdaq listing standards. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director and the transactions described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of Our Board of Directors

Our board of directors has established an audit committee and a compensation committee, and will establish a nominating and corporate governance committee prior to the completion of this offering. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Our audit committee consists of Emily Rollins, George Hornig and Katharine Weymouth. Our board of directors has determined that each of Ms. Rollins, Mr. Hornig and Ms. Weymouth satisfies the independence requirements under Nasdaq listing standards and Rule 10A-3(b)(1) of the Exchange Act. The chair of our audit committee is Emily Rollins, who our board of directors has determined is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector.

The primary purpose of the audit committee is to discharge the responsibilities of our board of directors with respect to our corporate accounting and financial reporting processes, systems of internal control and financial statement audits, and to oversee our independent registered public accounting firm. Specific responsibilities of our audit committee include:

•	helping our board of directors oversee our corporate accounting and financial reporting processes;

•	managing the selection, engagement, qualifications, independence and performance of a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•

discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing related person transactions;

•

obtaining and reviewing a report by the independent registered public accounting firm at least annually that describes our internal quality control procedures, any material issues with such procedures and any steps taken to deal with such issues when required by applicable law; and

•	approving or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of The Nasdaq Global Select Market.

Compensation Committee

Our compensation committee consists of George Hornig, Deborah Bial, Craig Driscoll and Fabio Rosati. The chair of our compensation committee is                 . Our board of directors has determined that each of                  and                  is independent under Nasdaq listing standards, a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

The primary purpose of our compensation committee is to discharge the responsibilities of our board of directors in overseeing our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as appropriate. Specific responsibilities of our compensation committee include:

•	reviewing and approving the compensation of our chief executive officer, other executive officers and senior management;

•	reviewing, evaluating and recommending to our board of directors succession plans for our executive officers;

•	reviewing and recommending to our board of directors the compensation paid to our directors;

•	administering our equity incentive plans and other benefit programs;

•

reviewing, adopting, amending and terminating incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections and any other compensatory arrangements for our executive officers and other senior management; and

•	reviewing and establishing general policies relating to compensation and benefits of our employees, including our overall compensation philosophy.

Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of The Nasdaq Global Select Market.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will consist of                  and                 . The chair of our nominating and corporate governance committee will be                 . Our board of directors has determined that each member of the nominating and corporate governance committee is independent under the Nasdaq listing standards.

Specific responsibilities of our nominating and corporate governance committee will include:

•	identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on our board of directors;

•	considering and making recommendations to our board of directors regarding the composition and chairmanship of the committees of our board of directors;

•	instituting plans or programs for the continuing education of our board of directors and orientation of new directors;

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters; and

•	overseeing periodic evaluations of the board of directors’ performance, including committees of the board of directors.

Our nominating and corporate governance committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of The Nasdaq Global Select Market.

Code of Conduct

We have adopted a Code of Conduct that applies to all our employees, officers and directors. This includes our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. The full text of our Code of Conduct will be posted on our website at www.xometry.com. We intend to disclose on our website any future amendments of our Code of Conduct or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions or our directors from provisions in the Code of Conduct. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee are currently, or have been at any time, one of our officers or employees. None of our executive officers currently serve, or have served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Non-Employee Director Compensation

The following table sets forth information regarding compensation earned by or paid to our non-employee directors for the year ended December 31, 2020:

Name	Fees Earned or Paid in Cash	Option Awards(1)	Total
George Hornig	$—	$—	$—
Emily Rollins(2)	—	—	—
Deborah Bial	—	312,200	—
Craig Driscoll	—	—	—
Fabio Rosati	—	—	—
Katharine Weymouth	—	312,200	—

(1)

Amounts reported represent the aggregate grant date fair value of stock options granted to our directors during 2020 under our 2016 Plan, computed in accordance with Financial Accounting Standard Board Accounting Standards Codification, Topic 718, or ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus. This amount does not reflect the actual economic value that may be realized by the non-employee director.

(2)	Ms. Rollins joined our board in March 2021.

Each of Mr. Altschuler, our co-founder and Chief Executive Officer, and Mr. Zuriff, our co-founder and Chief Strategy Officer, is also a director but does not receive any additional compensation for his service as a director. See the section titled “Executive Compensation” for more information regarding the compensation earned by these executive officers.

We intend to adopt a non-employee director compensation policy following the completion of this offering and on terms to be determined at a later date by our board of directors. Under the non-employee director policy, our non-employee directors will be eligible to receive compensation for service on our board of directors and committees of our board of directors.

EXECUTIVE COMPENSATION

Our named executive officers, consisting of our principal executive officer and the next two most highly compensated executive officers, as of December 31, 2020, were:

•	Randolph Altschuler, our Co-Founder and Chief Executive Officer;

•	James Rallo, our Chief Financial Officer; and

•	Peter Goguen, our Chief Operating Officer.

2020 Summary Compensation Table

The following table presents all of the compensation awarded to or earned by or paid to our named executive officers for the year ended December 31, 2020.

Name and Principal Position	Salary ($)	Bonus ($)		Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)	Total ($)
Randolph Altschuler Chief Executive Officer	125,000	100,000	(3)	—	—		—	225,000
James Rallo(2) Chief Financial Officer	223,125	—		1,674,700	74,696	(4)	—	1,972,521
Peter Goguen Chief Operating Officer	333,800	—		182,500	91,911		—	608,211

(1)

This column reflects the full grant date fair value of options granted during the year measured pursuant to Financial Accounting Standards Board Accounting Standards Codification Topic 718 (ASC 718), the basis for computing stock-based compensation in our consolidated financial statements. Unlike the calculations contained in our consolidated financial statements, this calculation does not give effect to any estimate of forfeitures related to service-based vesting, but assumes that the named executive officer will perform the requisite service for the award to vest in full as required by SEC rules. The assumptions we used in valuing options are described in Note 9 to our financial statements included in this prospectus.

(2)	Mr. Rallo joined the Company in April 2020.
(3)	Represents a discretionary bonus earned by Mr. Altschuler in 2020 and paid in March 2021.
(4)

Mr. Rallo is eligible to receive an annual performance bonus with a target amount of 33% of his annual base salary. However, for his first year of employment with the Company, Mr. Rallo was entitled to a guaranteed target bonus, prorated for the number of days he was employed by the Company, subject to his continued employment through December 31, 2020.

Narrative to the Summary Compensation Table

Annual Base Salary

Our named executive officers receive a base salary to compensate them for services rendered to us. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role, and responsibilities. The 2020 base salaries for our named executive officers were as stated in the table above.

Executive Compensation

Xometry’s board of directors and compensation committee will oversee the compensation policies, plans and programs and review and determine compensation to be paid to Xometry’s executive officers, directors and other senior management, as appropriate. The compensation policies followed by Xometry will be intended to provide for compensation that is sufficient to attract, motivate and retain executives and other individuals and to establish an appropriate relationship between executive compensation and the creation of stockholder value.

Equity-Based Compensation

Equity-based compensation has been and will continue to be an important foundation in executive compensation packages, as Xometry believes it is important to maintain a strong link between executive incentives and the creation of stockholder value. Xometry believes that performance and equity-based compensation can be an important component of the total executive compensation package for maximizing stockholder value while, at the same time, attracting, motivating and retaining high-quality executives.

Formal guidelines for the allocation of equity-based compensation to the named executive officers by Xometry have not yet been determined, but it is expected that equity-based compensation will be an important element of Xometry’s compensation arrangements for both executive officers and directors, and that the executive officers will also be eligible to participate in future equity or employee stock purchase plans.

Non-Equity Incentive Plan Compensation

We have a bonus policy and a historical practice of setting target bonus amounts for our executive officers expressed as a percentage of base salary. Our practice has been to provide for annual bonus payments to our executive officers conditioned upon the achievement of certain performance goals established by our board of directors. We have historically established target bonus amounts which we felt was appropriate considering factors such as compensation opportunities that these executive officers were foregoing from their prior employers, cash bonuses provided to executive officers of our peer companies, the executive officer’s anticipated role criticality relative to others at our company, and the determination by our board of directors or committee thereof of the essential need to attract and retain these executive officers.

For 2020, although Mr. Altschuler was not eligible to receive a target bonus based on the attainment of company performance goals set by the compensation committee, Mr. Altschuler earned a discretionary bonus of $100,000 which was paid in March 2021.

For 2020, Mr. Rallo received a guaranteed target bonus of $74,696 which was based on his 33% annual performance target prorated for the number of days he was employed by the Company. Going forward, he is eligible to receive an annual performance bonus with a target amount of 33% of his annual base salary, based on the bonus plan formula used for our senior executives.

For 2020, Mr. Goguen was eligible to receive a target bonus of $100,140, or 30% of his base salary, based on the attainment of company performance goals set by the compensation committee. Mr. Goguen received an aggregate target bonus of $91,911 in 2020. Mr. Goguen’s bonus target decreased from 30% to 20% effective February 2021.

Outstanding Equity Awards

The following table presents estimated information regarding outstanding equity awards held by our named executive officers as of December 31, 2020.

	Option Awards(1)
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable		Option Exercise Price	Option Expiration Date
Randolph Altschuler	145,832	54,168	(2)	$1.65	1/29/2028
	102,195	155,984	(3)	$3.65	8/7/2029
James Rallo	—	458,822	(4)	$3.65	5/5/2030
Peter Goguen	50,000	—		$1.65	4/5/2028
	19,166	20,834	(5)	$1.68	2/19/2029
	—	50,000	(6)	$3.65	4/27/2030

(1)	All option awards listed in this table were granted pursuant to our 2016 Plan, the terms of which are described below under “Executive Compensation—Employee Benefit Plans”.
(2)

25% of the shares underlying this option vested on January 1, 2019, with the remaining 75% vesting in equal monthly installments over the three years thereafter, subject to Mr. Altschuler’s continuous service through each such vesting date.

(3)

25% of the shares underlying this option vested on May 2, 2020, with the remaining 75% vesting in equal monthly installments over the three years thereafter, subject to Mr. Altschuler’s continuous service through each such vesting date.

(4)

25% of the shares underlying this option vested on April 13, 2021, with the remaining 75% vesting in equal monthly installments over the three years thereafter, subject in each case to Mr. Rallo’s continuous service through each such vesting date.

(5)

25% of the shares underlying this option vested on January 1, 2020, with the remaining 75% vesting in equal monthly installments over the three years thereafter, subject to Mr. Goguen’s continuous service through each such vesting date.

(6)

25% of the shares underlying this option vested on April 28, 2021, with the remaining 75% vesting in equal monthly installments over the three years thereafter, subject in each case to Mr. Goguen’s continuous service through each such vesting date.

Employment Agreements

Each of our named executive officers is an at-will employee.

James Rallo.     In 2020, we entered into an employment agreement with James Rallo, our Chief Financial Officer. The employment agreement has no specific term and provides for at-will employment. At the time of his agreement, Mr. Rallo was entitled to an initial annual base salary of $315,000. Additionally, he is eligible to receive an annual performance bonus with a target amount of 33% of his annual base salary, based on the bonus plan formula used for our senior executives. In 2020, Mr. Rallo was entitled to a guaranteed target bonus, prorated for the number of days he was employed, subject to his continued employment through December 31, 2020. In addition, pursuant to the employment agreement, in May 2020 Mr. Rallo was granted an incentive stock option to purchase 458,822 shares of our common stock pursuant to the 2016 Plan, vesting 25% on the first anniversary of the start date and afterward in thirty-six equal monthly installments, subject to Mr. Rallo’s continued employment through the applicable vesting date.

Pursuant to Mr. Rallo’s employment agreement, if he resigns for Good Reason or we terminate his employment without Cause (each as defined in his employment agreement) not in connection with a Change in Control (as defined in the company’s 2016 Equity Incentive Plan), then he will be eligible to receive the following severance benefits: (1) nine months of base salary, less applicable tax withholdings and paid in accordance with our regular payroll practices; and (2) up to nine months of COBRA premiums paid by the company. In addition, if Mr. Rallo resigns for Good Reason or we terminate his employment without Cause within three months prior to or twelve months following the effective date of a Change in Control, then he will also be eligible to receive the following severance benefits: (1) a pro-rated target annual performance bonus for the calendar year in which his termination occurs, less applicable tax withholdings; (2) the annual performance bonus for the preceding bonus year if his termination occurs between January 1 and March 15 and such annual performance bonus has not yet been paid by the company; and (3) all of the outstanding and unvested equity awards he held immediately prior to his termination date will become fully vested and immediately exercisable. As a condition to receiving the severance benefits set forth above, Mr. Rallo must sign and comply with a general release agreement in a form presented by us.

Employee Benefit Plans

401(k) Plan

Xometry provides a retirement savings plan for the benefit of its employees, including its named executive officers. The plan is intended to qualify as a tax-qualified 401(k) plan so that contributions to the 401(k) plan, and income earned on such contributions, are not taxable to participants until withdrawn or distributed from the 401(k) plan (except in the case of contributions under the 401(k) plan designated as Roth contributions). The 401(k) plan provides that each participant may contribute up to an annual statutory limit. Participants who are at least 50 years old can also contribute additional amounts based on statutory limits for “catch-up” contributions. Under the 401(k) plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the plan’s trustee as directed by participants.

Other Employee Benefits

Xometry’s named executive officers are eligible to participate in Xometry’s health and welfare plans to the same extent as all full-time employees.

Equity Incentive Plans

2016 Equity Incentive Plan

The following summary describes the material terms of Xometry’s 2016 Equity Incentive Plan, which was adopted by Xometry’s board of directors and approved by Xometry’s stockholders in February 2016. The 2016 Plan was most recently amended by our board of directors and stockholders in March 2021.

Awards.    The 2016 Plan provides for the grant of incentive stock options (“ISOs”), nonstatutory stock options (“NSOs”), stock appreciation rights, restricted stock, restricted stock units, and other stock awards (collectively, “Awards”) to Xometry’s employees, directors, and consultants who provide services to Xometry. Xometry has granted ISOs and NSOs under the 2016 Plan. ISOs may only be granted to our employees, or employees of a parent corporation or subisidiary corporation of Xometry. Ten percent stockholders may not be granted ISOs unless the exercise price of the option is at least 110% of fair market value on the date of grant and the option is not exercisable after five years from the date of grant.

Authorized Shares.    Subject to certain capitalization adjustments, the aggregate number of shares of Xometry common stock that may be issued pursuant to stock awards under the 2016 Plan will not exceed 5,694,149 shares. The maximum number of shares of Xometry common stock that may be issued pursuant to the exercise of ISOs under the 2016 Plan is 28,470,745 shares.

Shares subject to awards granted under the 2016 Plan that expire or terminate without being exercised in full or that are settled in cash rather than in shares do not reduce the number of shares available for issuance under the 2016 Plan. Additionally, if any shares issued pursuant to a stock award are forfeited back to Xometry or repurchased because of the failure to meet a contingency or condition required to vest, then the shares that are forfeited or repurchased will revert to and again become available for issuance under the 2016 Plan. Shares used to pay the exercise or purchase price of a stock award or reacquired by us in order to satisfy the tax withholding obligations related to a stock award will also become available for issuance under the 2016 Plan.

Plan Administration.    The 2016 Plan is administered by Xometry’s board of directors, or a duly authorized committee of its board of directors and is referred to as the “plan administrator” herein. Subject to the provisions of the 2016 Plan, the plan administrator will determine in its discretion the persons to whom and the times at which Awards are granted, the sizes of such Awards and all of their terms and conditions. The plan administrator will have the authority to construe and interpret the terms of the 2016 Plan and Awards granted under it. The plan administrator may also delegate to one or more of Xometry’s officers the authority to (1) designate employees (other than officers) to receive specified awards and (2) determine the number of shares subject to such awards.

Under the 2016 Plan, the plan administrator also generally has the authority to effect, with the consent of any adversely affected participant, (A) the reduction of the exercise, purchase, or strike price of any outstanding award; (B) the cancellation of any outstanding award and the grant in substitution therefore of other awards, cash, or other consideration; or (C) any other action that is treated as a repricing under generally accepted accounting principles.

Stock Options.    As of March 31, 2021, options to purchase 4,034,012 shares of Xometry’s common stock were outstanding under the 2016 Plan. ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2016 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of Xometry common stock on the date of grant. Options granted under the 2016 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator. The standard form of option award agreement under the 2016 Plan provides that options will vest 25% on the first anniversary of the vesting commencement date with the remainder vesting ratably over the next 36 months, subject to continued service through each applicable date. Under the 2016 Plan, the plan administrator has the authority to grant Awards with early exercise rights and to provide for accelerated vesting.

The plan administrator determines the term of stock options granted under the 2016 Plan, up to a maximum of 10 years. If an optionholder’s service relationship with Xometry or any of its affiliates ceases for any reason other than disability, death or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. If an optionholder’s service relationship with Xometry or any of its affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 18 months following the date of death. If an optionholder’s service relationship with Xometry or any of its affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In no event may an option be exercised beyond the expiration of its term. If an optionholder’s service relationship with Xometry or any of its affiliates ceases due to termination for Cause, the optionholder will be prohibited from exercising options from and after the date of termination.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of Xometry common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO, (5) a deferred payment arrangement (including by promissory note) or (6) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator or a duly authorized officer in each case, (i) an option may be transferred pursuant to a domestic relations order, official marital settlement agreement, or other divorce or separation instrument and (ii) an optionholder may designate a beneficiary who may exercise the option following the optionholder’s death.

Tax Limitations on ISOs.    The aggregate fair market value, determined at the time of grant, of Xometry common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of Xometry’s stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of Xometry’s total combined voting power or that of any of its affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Unit Awards.    Restricted stock unit awards are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to Xometry’s board of directors and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards.    Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, cash equivalents, past or future services to Xometry, or any other form of legal consideration that may be acceptable to Xometry’s board of directors and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with Xometry ends for any reason, Xometry may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with Xometry through a forfeiture condition and/or a repurchase or reacquisition right. The restricted stock award agreement may provide that any dividends paid on restricted stock awards will be subject to the same vesting and forfeiture restrictions as apply to the underlying shares of restricted stock.

Changes to Capital Structure.    In the event there is a specified type of change in Xometry’s capital structure, such as a stock split, reverse stock split or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2016 Plan, (2) the class and maximum number of shares that may be issued on the exercise of ISOs and (3) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Transactions.    The 2016 Plan provides that in the event of certain specified significant transactions (described below) or a change in control (defined below), unless otherwise provided in an award agreement or other written agreement between Xometry and the award holder, the plan administrator may take one or more of the following actions with respect to such stock awards:

•	arrange for the assumption, continuation, or substitution of a stock award by a surviving or acquiring corporation;

•	arrange for the assignment of any reacquisition or repurchase rights held by Xometry to the surviving or acquiring corporation;

•	accelerate the vesting, in whole or in part, of the stock award and provide for its termination if not exercised (if applicable) at or before the effective time of the transaction;

•	arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by Xometry;

•	cancel or arrange for the cancellation of the stock award, to the extent not vested or not exercised before the effective time of the transaction, in exchange for a consideration, if any; and

•

make a payment equal to the excess, if any, of (A) the value of the property the participant would have received on exercise of the award immediately before the effective time of the transaction, over (B) any exercise price payable by the participant in connection with the exercise.

The plan administrator is not obligated to treat all stock awards or portions of stock awards in the same manner and is not obligated to treat all participants in the same manner.

Under the 2016 Plan, a transaction is generally the consummation of: (1) a sale of all or substantially all of Xometry’s assets, (2) the sale or disposition of at least 50% of Xometry’s outstanding securities, (3) a merger or consolidation in which Xometry is not the surviving corporation, or (4) a merger or consolidation in which Xometry is the surviving corporation but the shares of Xometry common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

Change in Control.    In addition to the above, the plan administrator may provide, in an individual award agreement that the stock award will be subject to additional acceleration of vesting and exercisability in the event of a change in control, but in the absence of such a provision, no acceleration will occur upon a change in control.

Under the 2016 Plan, a change in control is generally (1) the acquisition by any person or company of more than 50% of the combined voting power of Xometry’s then outstanding stock, other than by virtue of a merger, consolidation or similar transaction (2) a merger, consolidation or similar transaction in which Xometry’s stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity) in substantially the same proportions as their ownership immediately prior to such transaction, or (3) a sale, lease, exclusive license or other disposition of all or substantially all of Xometry’s assets other than to an entity more than 50% of the combined voting power of which is owned by its stockholders in substantially the same proportions as their ownership of Xometry’s outstanding voting securities immediately prior to such transaction. Xometry’s initial public offering, any subsequent public offering or another capital raising event is not a change in control.

Plan Amendment or Termination.    Xometry’s board of directors has the authority to amend, suspend, or terminate the 2016 Plan, provided that such action does not impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of Xometry’s stockholders. Unless terminated sooner, the 2016 Plan will automatically terminate on February 2, 2026. No stock awards may be granted under the 2016 Plan while it is suspended or after it is terminated.

Limitations of Liability and Indemnification Matters

On the completion of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will authorize us to indemnify our directors, officers, employees and other agents to the fullest extent permitted by Delaware law. Our amended and restated bylaws that will be in effect on the completion of this offering will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our amended and restated bylaws that will be in effect on the completion of this offering will also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these amended and restated certificate of incorporation and amended and restated bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, executive officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Rule 10b5-1 Sales Plans

Our directors and officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades under parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they do not possess of material nonpublic information, subject to compliance with the terms of our insider trading policy.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements for our directors and executive officers, which are described elsewhere in this prospectus, below we describe transactions since January 1, 2018 to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

Third Party Tender Offer

In August, 2020, the Company entered into an agreement with certain investors, including T. Rowe Price Associates, Highland Capital Partners, Foundry Group, BMW i Ventures SCS, SICAV RAIF and Greenspring Associates, LLC (together with their respective affiliates), pursuant to which we agreed to waive certain transfer restrictions in connection with, and assist in the administration of, a tender offer that such investors proposed to commence. In August 2020, these investors commenced a tender offer to purchase shares of our capital stock from certain of our stockholders at a price of $8.00 per share, pursuant to an offer to purchase to which we were not a party.

Each of Laurence Zuriff, our co-founder and Chief Strategy Officer and a member of our board of directors, and his affiliated entity, ZFI Capital, and George Hornig the Chairman of our Board of Directors sold shares of Series Seed-1 and Series Seed-2 Preferred Stock in the tender offer.

Each of Randolph Altschuler, Laurence Zuriff, T. Rowe Price Associates, Highland Capital Partners, Foundry Group, BMW i Ventures SCS, SICAV RAIF, and Greenspring Associates and their respective affiliates are beneficial holders of more than 5% of our outstanding capital stock.

Preferred Stock Financing

In July 2020, we sold an aggregate of 1,136,622 shares of Series A-2 Preferred Stock at a purchase price of $9.576 per share, 390,152 shares of Series B Preferred Stock at a purchase price of $9.576 per share, 255,285 shares of Series C Preferred Stock at a purchase price of $9.576 per share, 150,168 shares of Series C Preferred Stock at a purchase price of $10.011 per share, 149,838 shares of Series D Preferred Stock at a purchase price of $9.576 per share, 164,821 shares of Series D Preferred Stock at a purchase price of $10.011 per share, and 2,275,759 shares of Series E Preferred Stock at a purchase price of $13.622 per share, for an aggregate purchase price of $52,653,589.65. All investors purchasing shares in the foregoing transaction are entitled to specified registration rights. See the section titled “Description of Capital Stock—Registration Rights” for more information regarding these registration rights. The following table summarizes the preferred stock purchased by our executive officers, members of our board of directors or their affiliates, and holders of more than 5% of our outstanding capital stock.

Name of Stockholder	Shares of Series A-2 Preferred Stock	Shares of Series B Preferred Stock	Shares of Series C Preferred Stock	Shares of Series D Preferred Stock	Shares of Series E Preferred Stock	Total Purchase Price
Highland Capital Partners	89,985	30,888	32,100	24,912	180,170	$4,168,550.53
BMW i Ventures SCS, SICAV RAIF	42,521	14,592	15,161	11,761	85,137	$1,969,577.50
Greenspring Associates	41,667	14,303	14,864	11,536	83,425	$1,930,213.85
Foundry Group	59,633	20,470	21,273	16,510	119,399	$2,762,518.76
T. Rowe Price Associates, Inc.	654,011	224,493	233,298	181,056	1,309,467	$30,296,809.69

Series D Preferred Stock Financing

In May 2019, we sold an aggregate of 5,494,064 shares of Series D Preferred Stock at a purchase price of $10.0108 per share, for an aggregate purchase price of $54,999,975.96. All investors purchasing shares in the foregoing transaction are entitled to specified registration rights. See the section titled “Description of Capital Stock—Registration Rights” for more information regarding these registration rights. The following table summarizes the preferred stock purchased by our executive officers, members of our board of directors or their affiliates, and holders of more than 5% of our outstanding capital stock.

Name of Stockholder	Shares of Series D Preferred Stock	Total Purchase Price
Highland Capital Partners	399,573	$4,000,045.40
BMW i Ventures SCS, SICAV RAIF	372,548	$3,729,503.52
Greenspring Associates	2,497,300	$24,999,970.85
Foundry Group	787,238	$7,880,882.18

Consulting Contract with Peter Goguen

In February 2018, we entered into a consulting agreement with Business Improvement Systems, Inc., which is owned by Peter Goguen. Peter Goguen is our Chief Operating Officer. Pursuant to the terms of this agreement, we paid Business Improvement Systems, Inc. a monthly consulting fee in the amount of $11,667. Business Improvement Systems, Inc. provided us with consulting services related to operating services. This agreement was terminated as of January 31, 2021.

Stockholder Agreements

In connection with our preferred stock financings, we entered into certain stockholder agreements, including an investors’ rights agreement, a voting agreement and a right of first refusal and co-sale agreement, which contain, among other things, registration rights, information rights, voting rights with respect to the election of directors, co-sale rights and rights of first refusal, with certain holders of our capital stock. The parties to these stockholder agreements include: Randolph Altschuler and entities affiliated with Randolph Altschuler, Laurence Zuriff and entities affiliated with Laurence Zuriff, George Hornig, entities affiliated with Highland Capital Partners, where our director, Craig Driscoll, is a general partner; entities affiliated with Foundry Group, entities affiliated with BMW i Ventures SCS, SICAV RAIF and entities affiliated with Greenspring Associates.

The investors’ rights agreement, voting agreement, and right of first refusal and co-sale agreement will terminate upon the completion of this offering, except with respect to registration rights, as more fully described in the section titled “Description of Capital Stock—Stockholder Registration Rights.” See also the section titled “Principal Stockholders” for additional information regarding beneficial ownership of our capital stock.

Equity Grants to Directors and Executive Officers

We have granted stock options to certain of our directors and executive officers. For more information regarding the stock options and stock awards granted to our directors and named executive officers, see the sections titled “Management—Non-Employee Director Compensation” and “Executive Compensation.”

Employment Agreements

We have entered into employment agreements with certain of our executive officers. For more information regarding employment agreements with our named executive officers, see the section titled “Executive Compensation—Employment Arrangements.”

Indemnification Agreements

Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will contain provisions limiting the liability of directors, and our amended and restated bylaws that will be in effect on the completion of this offering will provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect on the completion of this offering will also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by the board. In addition, we have entered into an indemnification agreement with each of our directors and executive officers, which requires us to indemnify them. For more information regarding these agreements, see the section titled “Executive Compensation—Limitations on Liability and Indemnification Matters.”

Policies and Procedures for Transactions with Related Persons

Prior to the completion of this offering, we intend to adopt a policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the approval or ratification of our board of directors or our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our common stock or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $                 and such person would have a direct or indirect interest, must be presented to our board of directors or our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our board of directors or our audit committee is to consider the material facts of the transaction, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of May 30, 2021 by:

•	each named executive officer;

•	each of our directors;

•	our directors and executive officers as a group; and

•	each person or entity known by us to own beneficially more than 5% of our common stock (by number or by voting power).

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership before the offering is based on                shares of common stock outstanding as of May 30, 2021, assuming the automatic conversion of all outstanding shares of preferred stock into shares of common stock. Applicable percentage ownership after the offering is based on (1)                 shares of common stock outstanding immediately after the completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares of common stock from us. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable, or exercisable or would vest based on service-based vesting conditions within 60 days of May 30, 2021. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address for each beneficial owner listed in the table below is c/o Xometry, Inc., 7529 Standish Place, Suite 200, Derwood, MD 20855.

	Beneficial Ownership Before the Offering				Beneficial Ownership After the Offering
	Common Stock		% of Total Voting Power Before the Offering	Common Stock	% of Total Voting Power After the Offering(1)
Name of Beneficial Owner	Shares	%		Shares	% Shares
5% Stockholders:
Entities associated with Highland Capital Partners
Entities associated with T. Rowe Price Associates, Inc.
Entities associated with Foundry Group
BMW i Ventures SCS, SICAV RAIF
Entities associated with Greenspring Associates, LLC
Randolph Altschuler
Laurence Zuriff
Directors and Named Executive Officers:
Randolph Altschuler
James Rallo
Peter Goguen
Laurence Zuriff
George Hornig
Emily Rollins
Deborah Bial
Craig Driscoll
Fabio Rosati
Katharine Weymouth
All directors and executive officers as a group (12 persons)

*	Represents beneficial ownership of less than 1%.
(1)

Percentage of total voting power represents voting power with respect to all shares of our common stock, as a single class. The holders of our common stock are entitled to one vote per share. See the section titled “Description of Capital Stock—Common Stock” for additional information about the voting rights of our common stock.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect on the completion of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will be in effect on the completion of this offering.

On the completion of this offering, our amended and restated certificate of incorporation will provide for one class of common stock. In addition, our amended and restated certificate of incorporation that will be in effect on the completion of this offering will authorize shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Upon the completion of this offering, our authorized capital stock will consist of                  shares, all with a par value of $0.000001 per share, of which:

•	shares are designated common stock; and

•	shares are designated preferred stock.

As of                , we had outstanding                shares of common stock, which assumes the conversion of                outstanding shares of preferred stock into shares of common stock.

Our outstanding capital stock was held by                stockholders of record as of                . Our board of directors will be authorized, without stockholder approval except as required by the listing standards of Nasdaq, to issue additional shares of our capital stock.

Common Stock

Voting Rights

The common stock is entitled to one vote per share on any matter that is submitted to a vote of our stockholders. Holders of shares of common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders. The affirmative vote of holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of capital stock, voting as a single class, will be required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to amending our amended and restated bylaws, the classified board, the size of our board, removal of directors, director liability, vacancies on our board, special meetings, stockholder notices, actions by written consent and exclusive jurisdiction.

Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will not provide for cumulative voting for the election of directors.

Economic Rights

Except as otherwise will be expressly provided in our amended and restated certificate of incorporation that will be in effect on the completion of this offering or required by applicable law, all shares of common stock will have the same rights and privileges and rank equally, share ratably and be identical in all respects for all matters, including those described below.

Dividends and Distributions.    Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of common stock will be entitled to share equally, identically and ratably, on a per share basis, with respect to any dividend or distribution of cash or property paid or distributed by the company, unless different treatment of the shares of the affected class is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class. See the section titled “Dividend Policy” for additional information.

Liquidation Rights.    On our liquidation, dissolution or winding-up, the holders of common stock will be entitled to share equally, identically and ratably in all assets remaining after the payment of any liabilities, liquidation preferences and accrued or declared but unpaid dividends, if any, with respect to any outstanding preferred stock, unless a different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class.

Change of Control Transactions.    The holders of common stock will be treated equally and identically with respect to shares of common stock owned by them, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of the class treated differently, voting separately as a class, on (a) the closing of the sale, transfer or other disposition of all or substantially all of our assets, (b) the consummation of a merger, reorganization, consolidation or share transfer which results in our voting securities outstanding immediately before the transaction (or the voting securities issued with respect to our voting securities outstanding immediately before the transaction) representing less than a majority of the combined voting power of the voting securities of the company or the surviving or acquiring entity or (c) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons of securities of the company if, after closing, the transferee person or group would hold 50% or more of the outstanding voting power of the company (or the surviving or acquiring entity). However, consideration to be paid or received by a holder of common stock in connection with any such assets sale, merger, reorganization, consolidation or share transfer under any employment, consulting, severance or other arrangement will be disregarded for the purposes of determining whether holders of common stock are treated equally and identically.

Subdivisions and Combinations.     If we subdivide or combine in any manner outstanding shares common stock, the outstanding shares of the other classes will be subdivided or combined in the same manner.

Fully Paid and Non-Assessable

In connection with this offering, our legal counsel will opine that the shares of our common stock to be issued under this offering will be fully paid and non-assessable.

Preferred Stock

As of                , there were                shares of our preferred stock outstanding. In connection with this offering, each outstanding share of our preferred stock will convert into one share of our common stock.

On the completion of this offering and under our amended and restated certificate of incorporation that will be in effect on the completion of this offering, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of                  shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. Any issuance of our preferred stock could adversely affect the voting power of holders of our common stock, and the likelihood that such holders would receive dividend payments and payments on liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. On the completion of this offering, no shares of preferred stock will be outstanding. We have no present plan to issue any shares of preferred stock.

Options

As of                , we had outstanding options to purchase                shares of our common stock, with a weighted-average exercise price of approximately $                per share, under our 2016 Plan.

Warrants

As of                , we had outstanding warrants to purchase                shares of our common stock, with a weighted-average exercise price of approximately $                 per share.

Registration Rights

Stockholder Registration Rights

We are party to an investor rights agreement that provides that certain holders of our preferred stock, including certain holders of at least 5% of our capital stock and entities affiliated with certain of our directors, have certain registration rights, as set forth below. This investor rights agreement was entered into in July 17, 2020. The registration of shares of our common stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered by the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback and Form S-3 registration rights described below will expire five years after the effective date of the registration statement, of which this prospectus is a part, or with respect to any particular stockholder, such time after the effective date of the registration statement that such stockholder (a) holds less than 1% of our outstanding common stock (including shares issuable on conversion of outstanding preferred stock) and (b) can sell all of its shares under Rule 144 of the Securities Act during any 90-day period.

Demand Registration Rights

The holders of an aggregate of                shares of our common stock will be entitled to certain demand registration rights. At any time beginning 180 days after the completion of this offering, the holders of at least 40% of these shares may, on not more than one occasion, request that we register all or a portion of their shares. Such request for registration must cover shares with an anticipated aggregate offering price, net of underwriting discounts and commissions, of at least $5 million.

Piggyback Registration Rights

In connection with this offering, the holders of an aggregate of                shares of our common stock were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering. After this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a demand registration or a registration statement on Forms S-4 or S-8, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.

Form S-3 Registration Rights

The holders of an aggregate of                shares of common stock will be entitled to certain Form S-3 registration rights. The holders of at least 30% of these shares can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the reasonably anticipated aggregate gross proceeds of the shares offered would equal or exceed $3 million. We will not be required to effect more than two registrations on Form S-3 within any 12-month period.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws to be in Effect on the Completion of this Offering

Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the voting power of our shares of common stock will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective on the completion of this offering will provide for stockholder actions at a duly called meeting of stockholders or, before the date on which all shares of common stock convert into a single class, by written consent. A special meeting of stockholders may be called by a majority of our board of directors, the chair of our board of directors, our chief executive officer or our lead independent director. Our amended and restated bylaws to be effective on the completion of this offering will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors.

Our amended and restated certificate of incorporation to be effective on the completion of this offering will further provide for a dual-class common stock structure, which provides our current investors, officers and employees with control over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.

In accordance with our amended and restated certificate of incorporation to be effective on the completion of this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms.

The foregoing provisions will make it more difficult for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions, including the dual-class structure of our common stock, are intended to preserve our existing control structure after completion of this offering, facilitate our continued product innovation and the risk-taking that it requires, permit us to continue to prioritize our long-term goals rather than short-term results, enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

When we have a class of voting stock that is either listed on a national securities exchange or held of record by more than 2,000 stockholders, we will be subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, subject to certain exceptions.

Choice of Forum

Our amended and restated certificate of incorporation to be effective on the completion of this offering will provide that the Court of Chancery of the State of Delaware be the exclusive forum for actions or proceedings brought under Delaware statutory or common law: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a breach of fiduciary duty; (3) any action asserting a claim against us arising under the Delaware General Corporation Law; (4) any action regarding our amended and restated certificate of incorporation or our amended and restated bylaws; (5) any action as to which the Delaware General Corporate Law confers jurisdiction to the Court of Chancery of the State of Delaware; or (6) any action asserting a claim against us that is governed by the internal affairs doctrine. The provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Our amended and restated certificate of incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Limitations of Liability and Indemnification

See the section titled “Executive Compensation—Limitations on Liability and Indemnification Matters.”

Exchange Listing

Our common stock is currently not listed on any securities exchange. We have applied to have our common stock approved for listing on The Nasdaq Global Select Market under the symbol “XMTR”.

Transfer Agent and Registrar

On the completion of this offering, the transfer agent and registrar for our common stock will be                 . The transfer agent’s address is                 .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock, including shares issued on the exercise of outstanding options, in the public market after this offering, or the possibility of these sales or issuances occurring, could adversely affect the prevailing market price for our common stock or impair our ability to raise equity capital.

Based on our shares outstanding as of                , on the completion of this offering, a total of                  shares of common stock will be outstanding, assuming the automatic conversion of all of our outstanding shares of preferred stock into an aggregate of                 shares of common stock. Of these shares, all of the common stock sold in this offering by us, plus any shares sold by us on exercise of the underwriters’ option to purchase additional common stock, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining shares of common stock will be, and shares of common stock subject to stock options will be on issuance, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. Restricted securities may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S.

Subject to the lock-up agreements described below and the provisions of Rule 144 or Regulation S under the Securities Act, as well as our insider trading policy, these restricted securities will be available for sale in the public market after the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an eligible stockholder is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible stockholder under Rule 144, such stockholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and must have beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144, subject to the expiration of the lock-up agreements described below.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell shares on expiration of the lock-up agreements described below subject, in the case of restricted securities, to such shares having been beneficially owned for at least six months. Beginning 90 days after the date of this prospectus, within any three-month period, such stockholders may sell a number of shares that does not exceed the greater of:

•

1% of the number of common stock then outstanding, which will equal approximately                  shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares of common stock from us; or

•	the average weekly trading volume of our common stock on The Nasdaq Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who was issued shares under a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days, to sell these shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares under Rule 701, subject to the expiration of the lock-up agreements described below.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act with the SEC to register the offer and sale of shares of our common stock that are issuable under our 2016 Plan and 2021 Plan. These registration statements will become effective immediately on filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below, and Rule 144 limitations applicable to affiliates.

Lock-up Arrangements

We, and all of our directors, executive officers and the holders of substantially all of our common stock and securities exercisable for or convertible into our common stock outstanding immediately on the completion of this offering, have agreed, or will agree, with the underwriters that, until                  days after the date of this prospectus, we and they will not, without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any of our shares of common stock, any options or warrants to purchase any of our shares of common stock or any securities convertible into or exchangeable for or that represent the right to receive shares of our common stock. These agreements are described in the section titled “Underwriting.” Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC may, in its sole discretion, release any of the securities subject to these lock-up agreements at any time.

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements, including option agreements with all of our option holders that contain market stand-off provisions imposing restrictions on the ability of such option holders to offer, sell or transfer our equity securities for a period of                  days following the date of this prospectus.

Registration Rights

Upon the completion of this offering, the holders of                 shares of our common stock or their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately on the effectiveness of the registration. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR

COMMON STOCK

The following summary describes the material U.S. federal income tax consequences of the ownership and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not deal with non-U.S., state, and local tax consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances, and does not address U.S. federal tax consequences other than income taxes. For example, it does not address estate and gift taxes, the alternative minimum tax, the Medicare contribution tax on net investment income, or the application of special tax accounting rules under Section 451(b). Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Code, as amended (the Code), such as financial institutions, insurance companies, tax-exempt organizations, tax-qualified retirement plans, governmental organizations, broker-dealers and traders in securities, U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, corporations organized outside of the United States, any state thereof, or the District of Columbia that are nonetheless treated as U.S. taxpayers for U.S. federal income tax purposes, persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or integrated investment or other risk reduction strategy, persons who acquire our common stock through the exercise of an option or otherwise as compensation, “qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds, partnerships and other pass-through entities or arrangements and investors in such pass-through entities or arrangements, persons deemed to sell our common stock under the constructive sale provisions of the Code. Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local, and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code and Treasury Regulations, rulings, and judicial decisions thereunder, each as of the date hereof, and such authorities may be repealed, revoked, or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the U.S. Internal Revenue Service (the IRS) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. This discussion assumes that the Non-U.S. Holder holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

This discussion is for informational purposes only and is not tax advice. Persons considering the purchase of our common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income, gift, estate, and other tax consequences of acquiring, owning, and disposing of our common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local, or non-U.S. tax consequences, or under any applicable income tax treaty.

For the purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of common stock that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes regardless of its place of organization or formation). A “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

Distributions

As described in the section titled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock to a Non-U.S. Holder, such distributions, to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, subject to the discussions below regarding effectively connected income, backup withholding, and foreign accounts. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly executed IRS Form W-8BEN (in the case of individuals) or IRS Form W-8BEN-E (in the case of entities), or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. We do not intend to adjust our withholding unless such certificates are provided to us or our paying agent before the payment of dividends and are updated as may be required by the IRS. In the case of a Non-U.S. Holder that is an entity, Treasury Regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty and you do not timely file the required certification, you may be able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or, if stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments. Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will first reduce the Non-U.S. Holder’s adjusted basis in our common stock, but not below zero, and then will be treated as gain to the extent of any excess amount distributed, and taxed in the same manner as gain realized from a sale or other disposition of common stock as described in the next section.

Gain on Disposition of Our Common Stock

Subject to the discussions below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (a) the gain is effectively connected with a trade or business of such holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (c) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period in our common stock. In general, we would be a United States real property holding corporation if the fair market value of our U.S. real property interests equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held for use in a trade or business. We believe that we have not been and we are not, and do not anticipate becoming, a United States real property holding corporation. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly, and constructively, no more than 5% of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period in our common stock and (2) our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market. There can be no assurance that our common stock will qualify as regularly traded on an established securities market. If any gain on your disposition is taxable because we are a United States real property holding corporation and your ownership of our common stock exceeds 5%, you will be taxed on such disposition generally in the manner as gain that is effectively connected with the conduct of a U.S. trade or business (subject to the provisions under an applicable income tax treaty), except that the branch profits tax generally will not apply.

If you are a Non-U.S. Holder described in (a) above, you will be required to pay tax on a net income basis at the U.S. federal income tax rates applicable to U.S. Holders, and corporate Non-U.S. Holders described in (a) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are a Non-U.S. Holder described in (b) above, you will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on the net gain derived from the disposition, which gain may be offset by certain U.S.-source capital losses (even though you are not considered a resident of the United States), provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses. Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting Requirements and Backup Withholding

Information returns are required to be filed with the IRS in connection with payments of distributions on our common stock. Unless you comply with certification procedures to establish that you are not a U.S. person, information returns may also be filed with the IRS in connection with the proceeds from a sale or other disposition of our common stock. You may be subject to backup withholding on payments on our common stock or on the proceeds from a sale or other disposition of our common stock unless you comply with certification procedures to establish that you are not a U.S. person or otherwise establish an exemption. Your provision of a properly executed applicable IRS Form W-8 certifying your non-U.S. status will permit you to avoid backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Accounts

Sections 1471 through 1474 of the Code (commonly referred to as FATCA) impose a U.S. federal withholding tax of 30% on certain payments paid to a foreign financial institution (as specifically defined by applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). FATCA also generally imposes a federal withholding tax of 30% on certain payments to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct and indirect U.S. owners of the entity. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules.

FATCA withholding currently applies to payments of dividends. The U.S. Treasury Department has released proposed regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a disposition of our common stock. In its preamble to such proposed regulations, the U.S. Treasury Department stated that taxpayers may generally rely on the proposed regulations until final regulations are issued. Non-U.S. Holders are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY RECENT OR PROPOSED CHANGE IN APPLICABLE LAW.

UNDERWRITING

The Company and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and UBS Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
UBS Securities LLC
Citigroup Global Markets Inc.
BofA Securities, Inc.
William Blair & Company, L.L.C.
RBC Capital Markets, LLC

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional                shares from the Company to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                additional shares.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The Company and its officers, directors, and holders of substantially all of the Company’s common stock, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of our common stock during the period from the date of this prospectus continuing through the date that is days after the date of this prospectus, except with the prior written consent of the representatives, subject to certain exceptions. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among the Company and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have applied to list our common stock for trading on The Nasdaq Global Select Market under the symbol “XMTR”.

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise.

European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus

Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)

in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of the shares of shares shall require the us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

We have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares in this document. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of us or the underwriters.

United Kingdom

In relation to the United Kingdom, no shares of common stock have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares that either (i) has been approved by the Financial Conduct Authority, or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provision in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that offers of shares may be made to the public in the United Kingdom at any time under the following exemptions under the UK Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined in Article 2 of the UK Prospectus Regulation;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 of the UK Prospectus Regulation); or

•	in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (“FSMA”),

provided that no such offer of shares shall require the Issuer or any representative to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any relevant state means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

We have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of us or the underwriters.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in Article 2 of the UK Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the FSMA.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Class of Investors) Regulations 2018, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Notification under Section 309B(1) of the SFA—The shares shall be prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (“FIEA”). The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $                 . The Company has agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $                .

The Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

LEGAL MATTERS

Cooley LLP, Washington, D.C., which has acted as our counsel in connection with this offering, will pass on certain legal matters with respect to U.S. federal law in connection with this offering. Davis Polk & Wardwell LLP, Menlo Park, California has acted as counsel to the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements of Xometry, Inc. as of and for the years ended December 31, 2020 and 2019, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering these consolidated financial statements refers to a change to the method of accounting for leases.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

On the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available at www.sec.gov.

We also maintain a website at www.xometry.com. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only as an inactive textual reference.

XOMETRY, INC. AND SUBSIDIARIES

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Xometry, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Xometry, Inc. and subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, changes in convertible preferred stock and stockholders’ deficit, and cash flows for each of the years then ended, and the related notes and financial statement schedule (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years then ended, in conformity with U.S. generally accepted accounting principles.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for leases as of January 1, 2019 due to the adoption of Accounting Standards Update 2016-02, Leases (Topic 842), as amended.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2015.

McLean, Virginia

April 13, 2021

XOMETRY, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands, except share and per share data)

	December 31,		March 31,
	2020	2019	2021
Assets			(unaudited)
Current assets:
Cash and cash equivalents	$59,874	$40,122	$49,512
Short-term investments	—	10,860	—
Accounts receivable, less allowance for doubtful accounts of $0.6 million in 2020 and $0.4 million in 2019; and $0.6 million as of March 31, 2021	14,574	12,405	20,065
Inventory	2,294	1,314	1,492
Prepaid expenses	913	707	1,788
Other current assets	—	—	741

Total current assets	77,655	65,408	73,598
Property and equipment, net	6,113	4,216	6,671
Operating lease right-of-use lease assets	1,922	2,863	1,656
Other assets	788	311	268
Intangible assets, net	1,652	2,425	1,586
Goodwill	833	2,188	833

Total assets	$88,963	$77,411	$84,612

Liabilities, convertible preferred stock and stockholders’ equity
Current liabilities:
Accounts payable	$5,640	$7,935	$7,460
Accrued expenses	13,606	5,010	15,196
Contract liabilities	2,355	1,821	3,927
Operating lease liabilities, current portion	1,013	1,002	876
Finance lease liabilities, current portion	14	87	11
Short-term debt	15,753	—	15,809

Total current liabilities	38,381	15,855	43,279
Long-term debt	—	11,433
Operating lease liabilities, net of current portion	1,118	2,050	989
Finance lease liabilities, net of current portion	—	14	—

Total liabilities	39,499	29,352	44,268

Commitments and contingencies (Note 13)

Convertible Preferred Stock
Convertible preferred stock- Seed-1, $0.000001 par value. 4,200,000 shares authorized, issued and outstanding as of December 31, 2020 and 2019; and March 31, 2021 (unaudited)	4,200	4,200	4,200
Convertible preferred stock- Seed-2, $0.000001 par value. 2,188,322 shares authorized, issued and outstanding as of December 31, 2020 and 2019; and March 31, 2021 (unaudited)	2,998	2,998	2,998
Convertible preferred stock- Series A-1, $0.000001 par value. 4,211,094 shares authorized, issued and outstanding as of December 31, 2020 and 2019; and March 31, 2021 (unaudited)	8,704	8,704	8,704
Convertible preferred stock- Series A-2, $0.000001 par value. 1,591,230 shares authorized, issued and outstanding as of December 31, 2020 and 2019; and March 31, 2021 (unaudited)	12,839	6,957	12,839
Convertible preferred stock- Series B, $0.000001 par value. 4,132,055 shares authorized and 4,044,271 issued and outstanding as of December 31, 2020 and 2019; and March 31, 2021 (unaudited)	20,347	18,612	20,347
Convertible preferred stock- Series C, $0.000001 par value. 3,754,201 shares authorized, issued and outstanding as of December 31, 2020 and 2019; and March 31, 2021 (unaudited)	26,004	24,756	26,004
Convertible preferred stock- Series D, $0.000001 par value. 5,494,064 and 5,600,000 shares authorized and 5,494,064 shares issued and outstanding as of December 31, 2020 and 2019; and 5,494,064 shares authorized, issued and outstanding as of March 31, 2021 (unaudited)	54,864	54,929	54,864
Convertible preferred stock- Series E, $0.000001 par value. 2,400,000 shares authorized and 2,275,759 shares issued and outstanding as of December 31, 2020; and March 31, 2021 (unaudited)	30,757	—	30,757

Stockholders’ deficit
Common stock, $0.000001 par value. Authorized 42,000,000 and 39,600,000 shares; 7,755,782 shares and 7,289,571 shares issued and outstanding as of December 31, 2020 and 2019; Authorized 42,000,000 shares; 8,239,494 issued and outstanding as of March 31, 2021 (unaudited)	—	—	—
Additional paid-in capital	503	4,512	1,854
Accumulated other comprehensive income	210	—	240
Accumulated deficit	(111,962)	(77,609)	(122,463)

Total stockholders’ deficit	(111,249)	(73,097)	(120,369)

Total liabilities, convertible preferred stock and stockholders’ deficit	$88,963	$77,411	$84,612

See accompanying notes to the consolidated financial statements.

XOMETRY, INC. AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except share and per share data)

	December 31,		March 31,
	2020	2019	2021	2020
			(unaudited)
Revenue	$141,406	$80,228	$43,922	$26,689
Cost of revenue	108,120	65,492	34,087	21,324

Gross profit	33,286	14,736	9,835	5,365
Sales and marketing	22,567	14,599	7,563	4,730
Operations and support	14,111	10,314	4,330	3,293
Product development	12,186	10,637	3,664	2,958
General and administrative	12,046	8,016	4,327	2,736
Impairment of goodwill and intangible assets	1,592	1,719	—	—

Total operating expenses	62,502	45,285	19,884	13,717
Loss from operations	(29,216)	(30,549)	(10,049)	(8,352)
Other expenses
Interest expense, net	(1,089)	(241)	(330)	(153)
Other expenses	(780)	(204)	(122)	(102)

Total other expenses	(1,869)	(445)	(452)	(255)
Net loss	(31,085)	(30,994)	(10,501)	(8,607)

Deemed dividend to preferred stockholders	(8,801)	—	—	—

Net loss attributable to common stockholders	$(39,886)	$(30,994)	$(10,501)	$(8,607)

Net loss per share attributable to common stockholders, basic and diluted	$(5.32)	$(4.88)	$(1.33)	$(1.17)

Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	7,492,876	6,345,498	7,924,848	7,354,673

Comprehensive income (loss):
Foreign currency translation	$210	$—	$30	$(49)

Total other comprehensive income (loss)	210	—	30	(49)

Net loss	(31,085)	(30,994)	(10,501)	(8,607)

Total comprehensive loss	$(30,875)	$(30,994)	$(10,471)	$(8,656)

See accompanying notes to the consolidated financial statements.

XOMETRY, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Convertible Preferred Stock and Stockholders’ Deficit

(In thousands, except share and per share data)

	Preferred Stock Seed-1		Preferred Stock Seed-2		Preferred Stock Series A-1		Preferred Stock Series A-2		Preferred Stock Series B		Preferred stock Series C		Preferred stock Series D		Preferred Stock Series E		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance, December 31, 2018	4,200,000	$4,200	2,188,322	$2,998	4,211,094	$8,704	1,591,230	$6,957	4,044,271	$18,612	3,754,201	$24,756	—	$—	—	$—	6,083,135	$—	$775	$—	$(46,615)	$(45,840)
Issuance of Common Stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1	—	—	—	—	—
Issuance of preferred stock – Series D	—	—	—	—	—	—	—	—	—	—	—	—	5,494,064	54,929	—	—	—	—	—	—	—	—
Exercise of common stock options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	455,665	—	450	—	—	450
Stock based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	544	—	—	544
Shares issued in connection with business combination	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	750,770	—	2,743	—	—	2,743

Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(30,994)	(30,994)

Balance, December 31, 2019	4,200,000	4,200	2,188,322	2,998	4,211,094	8,704	1,591,230	6,957	4,044,271	18,612	3,754,201	24,756	5,494,064	54,929	—	—	7,289,571	—	4,512	—	(77,609)	(73,097)
Repurchase of Stock	—	—	—	—	—	—	(1,136,622)	(5,001)	(390,152)	(2,001)	(405,453)	(2,700)	(314,659)	(3,150)	—	—	—	—	(5,578)	—	(3,223)	(8,801)
Issuance of Stock	—	—	—	—	—	—	1,136,622	10,883	390,152	3,736	405,453	3,948	314,659	3,085	—	—	—	—	—	—		—
Issuance of preferred stock – Series E	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,275,759	30,757	—	—	—	—	—	—
Exercise of common stock options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	466,211	—	563	—	(45)	518
Stock based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,006	—	—	1,006
Comprehensive income																						—
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	210		210
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(31,085)	(31,085)

Total comprehensive loss																						(30,875)

Balance, December 31, 2020	4,200,000	$4,200	2,188,322	$2,998	4,211,094	$8,704	1,591,230	$12,839	4,044,271	$20,347	3,754,201	$26,004	5,494,064	$54,864	2,275,759	$30,757	7,755,782	$—	$503	$210	$(111,962)	$(111,249)

See accompanying notes to the consolidated financial statements.

XOMETRY, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Convertible Preferred Stock and Stockholders’ Deficit

(In thousands, except per share data)

(unaudited)

	Preferred Stock Seed-1		Preferred Stock Seed-2		Preferred Stock Series A-1		Preferred Stock Series A-2		Preferred Stock Series B		Preferred stock Series C		Preferred stock Series D		Preferred Stock Series E		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance, December 31, 2019	4,200,000	$4,200	2,188,322	$2,998	4,211,094	$8,704	1,591,230	$6,957	4,044,271	$18,612	3,754,201	$24,756	5,494,064	$54,929	—	—	7,289,571	$—	$4,512	$—	$(77,609)	$(73,097)
Exercise of common stock options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	169,212	—	95	—	—	95
Stock based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	148	—	—	148
Comprehensive income
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(49)	—	(49)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(8,607)	(8,607)

Total comprehensive loss																						(8,656)

Balance, March 31, 2020	4,200,000	$4,200	2,188,322	$2,998	4,211,094	$8,704	1,591,230	$6,957	4,044,271	$18,612	3,754,201	$24,756	5,494,064	$54,929	—	—	7,458,783	$—	4,755	$(49)	$(86,216)	$(81,510)

Balance, December 31, 2020	4,200,000	$4,200	2,188,322	$2,998	4,211,094	$8,704	1,591,230	$12,839	4,044,271	$20,347	3,754,201	$26,004	5,494,064	$54,864	2,275,759	$30,757	7,755,782	$—	$503	$210	$(111,962)	$(111,249)
Exercise of common stock options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	483,712	—	846	—	—	846
Stock based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	505	—	—	505
Comprehensive income
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	30	—	30
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(10,501)	(10,501)

Total comprehensive loss																						(10,471)

Balance, March 31, 2021	4,200,000	$4,200	2,188,322	$2,998	4,211,094	$8,704	1,591,230	$12,839	4,044,271	$20,347	3,754,201	$26,004	5,494,064	$54,864	2,275,759	$30,757	8,239,494	$—	1,854	$240	$(122,463)	$(120,369)

See accompanying notes to the consolidated financial statements.

XOMETRY, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands)

	December 31,		March 31,
	2020	2019	2021	2020
Cash flows from operating activities:			(unaudited)
Net loss	$(31,085)	$(30,994)	$(10,501)	$(8,607)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,120	1,847	734	689
Impairment of goodwill and intangible assets	1,592	1,719	—	—
Reduction in carrying amount of right-of-use asset	1,045	647	266	248
Stock based compensation	1,006	544	505	148
Non-cash interest expense	320	259	56	74
Inventory writeoff	(15)	(141)	—	—
Gain on sale of property and equipment	—	(128)	—	—
Accretion of discount on short-term investments	—	(37)	—	(43)
Changes in other assets and liabilities:
Accounts receivable, net	(2,130)	(5,505)	(5,525)	1,995
Inventory	(956)	(555)	792	(399)
Prepaid expenses	(210)	(2)	(875)	(164)
Other assets	(469)	(137)	(224)	(323)
Accounts payable	(2,350)	2,813	1,856	239
Accrued expenses	8,569	2,562	1,645	291
Contract liabilities	518	636	1,595	(278)
Lease liabilities	(1,004)	(653)	(266)	(175)

Net cash used in operating activities	(22,049)	(27,125)	(9,942)	(6,305)

Cash flows from investing activities:
Purchase of short-term investments	(17,711)	(28,850)	—	(17,710)
Proceeds from short-term investments	28,571	30,470	—	17,002
Purchases of property and equipment	(4,190)	(2,693)	(1,244)	(981)
Proceeds from sale of property and equipment	—	155	—	—
Cash paid for acquisitions	—	(1,432)	—	—

Net cash provided by (used in) investing activities	6,670	(2,350)	(1,244)	(1,689)

Cash flows from financing activities:
Proceeds from issuance of Series A-2 convertible preferred stock, net of issuance costs	10,883	—	—	—
Repurchase of Series A-2 convertible preferred stock	(5,001)	—	—	—
Proceeds from issuance of Series B convertible preferred stock, net of issuance costs	3,736	—	—	—
Repurchase of Series B convertible preferred stock	(2,001)	—	—	—
Proceeds from issuance of Series C convertible preferred stock, net of issuance costs	3,948	—	—	—
Repurchase of Series C convertible preferred stock	(2,700)	—	—	—
Proceeds from issuance of Series D convertible preferred stock, net of issuance costs	3,085	54,929	—	—
Repurchase of Series D convertible preferred stock	(3,150)	—	—	—
Proceeds from issuance of Series E convertible preferred stock, net of issuance costs	30,757	—	—	—
Deemed dividend to preferred stockholders	(8,801)	—	—	—
Proceeds from stock options exercised	518	450	846	95
Payments on line of credit, net	—	(500)	—	—
Proceeds from term loan	4,000	—	—	4,000
Proceeds from other borrowings	4,783	—	—	—
Repayment of other borrowings	(4,783)	—	—	—
Payments on finance lease obligations	(13)	(164)	(3)	(3)

Net cash provided by financing activities	35,261	54,715	843	4,092

Effect of foreign currency translation on cash and cash equivalents	(130)	—	(19)	(1)

Net increase (decrease) in cash and cash equivalents	19,752	25,240	(10,362)	(3,903)

Cash and cash equivalents at beginning of year	40,122	14,882	59,874	40,122

Cash and cash equivalents at end of year	$59,874	$40,122	$49,512	$36,219

Supplemental cash flow information:
Cash paid for interest	$1,269	$1,111	$326	$271

Non-cash investing activity:
Non-cash consideration issued in connection with the acquisition of Shift GmbH	$—	$2,743	$—	$—

See accompanying notes to the consolidated financial statements.

XOMETRY, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Organization and Description of Business

Xometry Inc. (“Xometry”, or the “Company”) was incorporated in the State of Delaware in May 2013. Xometry uses proprietary technology to enable product designers, engineers, buyers, and supply chain professionals to instantly access the capacity of a global network of manufacturing facilities. The Company’s platform makes it possible for customers to quickly receive pricing, expected lead times, manufacturability feedback and place orders on the Company’s platform. The network allows the Company to provide high volumes of on-demand, unique parts, including custom components and aftermarket parts for its customers. Xometry operates from its domestic facilities in Maryland, Kentucky, and Tennessee, with its corporate headquarters in Derwood, Maryland. One facility is operated in Munich, Germany.

Xometry’s seller capabilities include computer numerical control manufacturing, sheet metal manufacturing, 3D printing (including fused deposition modeling, direct metal laser sintering, PolyJet, stereolithography, selective laser sintering, binder jetting, carbon digital light synthesis and multi jet fusion), die casting, injection molding, urethane casting, as well as finishing services, rapid prototyping and high-volume production.

On January 2, 2019, the Company acquired Machine Tool & Supply Corporation (“MTS”), a machine and tool supplier, located in Tennessee and on November 26, 2019, the Company acquired Munich, Germany based Shift, an on-demand manufacturing marketplace in Europe.

(2)	Summary of Significant Accounting Policies

(a)	Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of Xometry and its subsidiaries. All intercompany transactions and balances have been eliminated. The accompanying consolidated financial statements and related disclosures are presented in accordance with U.S. generally accepted accounting principles (“GAAP”). The Company has two reporting segments which are referred to as: (1) the United States (“U.S.”) and (2) Europe.

Foreign Operations and Comprehensive Loss

The U.S. dollar (“USD”) is the functional currency for Xometry’s consolidated subsidiary operating in the U.S. The functional currency for the Company’s consolidated subsidiary operating in Germany is the Euro (“EUR”). For the Company’s consolidated subsidiary whose functional currency is not the USD, the Company translates their financial statements into USD. The Company translates assets and liabilities at the exchange rate in effect as of the financial statement date. Revenue and expense accounts are translated using an average exchange rate for the period. Gains and losses resulting from translation are included in accumulated other comprehensive income (“AOCI”), as a separate component of equity.

(b)	Unaudited Interim Consolidated Financial Information

The accompanying interim Consolidated Balance Sheet as of March 31, 2021 and the Consolidated Statements of Operations and Comprehensive Loss, Consolidated Statements of Changes in Convertible Preferred Stock and Stockholders’ Deficit, and Cash Flows for the three months ended March 31, 2021 and 2020, and the related footnote disclosures are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with GAAP. In management’s opinion, the unaudited interim consolidated financial statements include all adjustments necessary to state fairly the Company’s financial position as of March 31, 2021 and its results of operations and cash flows for the three months ended March 31, 2021 and 2020. The financial data and the other information disclosed in these notes to the consolidated financial statements related to these three-month periods are unaudited. The results for the three months ended March 31, 2021 are not necessarily indicative of the results expected for the full year ending December 31, 2021 or any future period.

(c)	Reclassifications

Certain line items on the Company’s consolidated financial statements have been reclassified to conform to the current period presentation.

(d)	Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions, which affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

(e)	Business Combinations

The Company accounts for business combinations using the acquisition method of accounting, which requires, among other things, allocation of the fair value of purchase consideration to the tangible and intangible assets acquired and liabilities assumed at their estimated fair values on the acquisition date. The excess of the fair value of purchase consideration over the values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair value of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to the valuation of intangible assets. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Acquisition costs, such as legal and consulting fees, are expensed as incurred.

(f)	Fair Value Measurements and Financial Instruments

The Company measures certain assets and liabilities at fair value on a recurring basis based on an expected exit price, which represents the amount that would be received on the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value may be based on assumptions that market participants would use in pricing an asset or liability.

The authoritative guidance on fair value measurements establishes a consistent framework for measuring fair value on either a recurring or nonrecurring basis, whereby inputs used in valuation techniques, are assigned a hierarchical level. The following are the hierarchical levels of inputs to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Unobservable inputs reflecting the Company’s own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

The carrying amounts of certain of the Company’s financial instruments, which include cash equivalents, short-term investments, accounts receivable, prepaid expenses and other assets, accounts payable, accrued expenses and contract liabilities approximate their fair values due to their short maturities. The carrying value of the Company’s long-term debt, which is recorded at cost, approximates its fair value due to its expected repayment in 2021.

(g)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash held in checking accounts and investments in money market funds. The Company considers all highly liquid securities purchased with an initial maturity of three months or less to be cash equivalents. These investments are stated at cost, which approximates fair value.

(h)	Short-term Investments

The Company invested in various short-term debt investments consisting of US Treasury Securities, US Government bonds, and commercial paper. All of the investments have original maturity dates that are 6 months or less. These securities have been classified as held to maturity on the Company’s balance sheet and are recorded at amortized cost. Because of the short-term nature of the investments, carrying value approximates fair value. The Company had no short-term investments at March 31, 2021 (unaudited) and December 31, 2020 and $10.9 million of short-term investments at December 31, 2019.

(i)	Accounts Receivable

Accounts receivable are stated at the amount the Company expects to collect from outstanding balances. For customers for which Xometry provides credit, the Company performs credit inquiries, including references checks, and query credit ratings services and other publicly available information. Amounts collected on accounts receivable are included in net cash provided by operating activities in the statements of cash flows. Management provides for probable uncollectible amounts through a provision for bad debt expense and an adjustment to a valuation allowance based on its experience and judgment. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

(j)	Inventory

Inventory consists primarily of work-in-progress, raw materials and tools. Inventory is stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out (“FIFO”) method. The Company periodically reviews its inventory for slow-moving, damaged and discontinued items and provides allowances to reduce such items identified to their recoverable amounts, if needed.

(k)	Property and Equipment and Long-Lived Assets

Property and equipment are stated at cost. Equipment under finance leases is stated at the present value of minimum lease payments. Depreciation is calculated on the straight-line method over the estimated useful life of the assets, which range from three to seven years, or in the case of leasehold improvements, over the shorter of the remaining lease term or the useful life of the asset.

Property and equipment and intangibles assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

Property and equipment includes capitalized internal-use software development costs. Eligible internal-use software development costs are capitalized subsequent to the completion of the preliminary project stage. Such costs include internal and external direct development costs totaling $3.6 million and $1.5 million for the years ended December 31, 2020 and 2019, respectively and $1.2 million for the quarter ended March 31, 2021 (unaudited). After all substantial testing and deployment is completed and the software is ready for its intended use, capitalization is discontinued and the internal-use software costs are placed in service and amortized using the straight-line method over the estimated useful life of the software, generally three years.

(l)	Revenue

The Company derives substantially all of its revenue in the U.S. and Europe from the sale of parts and assemblies fulfilled using a vast network of manufacturers. The Company recognizes revenue from the sales to its buyers pursuant to Financial Accounting Standard Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”).

The Company determines that a contract exists between the Company and the customer when the customer accepts the quote and places the order, all of which are governed by the Company’s standard terms and conditions or other agreed terms with Xometry’s customers. Upon completion of an order through Xometry’s platform, the Company identifies the performance obligation(s) within that order to complete the sale of the manufactured part(s) or assembly. Using Xometry’s in-house technology, the Company determines the price for the manufactured part(s) or assembly on a stand-alone basis at order initiation. The Company recognizes revenue from sales to Xometry’s customers upon shipment, at which point control over the part(s) or assembly have transferred.

The Company has concluded that the Company is principal in the sale of part(s) and assemblies that use the Company’s network of third-party manufacturers because the Company controls the manufacturing by obtaining a right to direct a third-party manufacturer to fulfill the performance obligation Xometry has with the Company’s customer on Xometry’s behalf. The Company has considered the following conditions of the sale: (i) the Company has the obligation of providing the specified product to the customer, (ii) the Company has discretion with respect to establishing the price of the product and the price the Company pays the sellers and the Company has margin risk on all of Xometry’s sales, (iii) the Company has discretion in determining how to fulfill each order, including selecting the seller and (iv) Xometry bears certain risk for product quality to the extent the buyer is not satisfied with the final product.

Revenue is shown net of estimated returns, refunds, and allowances. At March 31, 2021 (unaudited) and December 31, 2020, the Company has a $0.1 million provision for estimated returns, refunds or allowances. There was no provision for estimated returns, refunds or allowances at December 31, 2019.

Sales tax collected from customers and remitted to governmental authorities is excluded from revenue.

Contract Liabilities

Contract liabilities are primarily derived from customer credit card payments received at the time an order is placed, for which the associated performance obligations have not been satisfied and revenue has not been recognized based on the Company’s revenue recognition criteria described above.

The following table is a summary of the contract liabilities (in thousands):

Rollforward of contract liabilities:
Contract liabilities at December 31, 2018	$1,185
Revenue recognized	(1,185)
Payments received in advance	1,821

Contract liabilities at December 31, 2019	$1,821
Revenue recognized	(1,821)
Payments received in advance	2,355

Contract liabilities at December 31, 2020	$2,355
Revenue recognized	(2,355)
Payments received in advance	3,927

Contract liabilities at March 31, 2021 (unaudited)	$3,927

Sales Contract Acquisition Costs

The Company’s incremental costs to obtain a contract may include a sales commission which is generally determined on a per order basis. The Company expenses sales commissions when earned, given the short period until the fulfillment of customer orders. The Company elected the practical expedient, allowed under Topic 606, to expense costs to obtain a contract as incurred when the amortization period would have been one year or less. Sales commissions Xometry pay are included in Xometry’s sales and marketing expenses in the Consolidated Statements of Operations and Comprehensive Loss.

(m)	Cost of Revenue

Cost of revenue primarily consists of the cost of the products that are manufactured by the Company’s sellers for delivery to buyers on Xometry’s platform, internal production costs, shipping costs and certain internal depreciation.

(n)	Leases

On January 1, 2019, the Company adopted ASC Topic 842, Leases using the modified retrospective method. On January 1, 2019, the Company recognized $2.6 million of right of use (“ROU”) operating lease assets and $2.8 million of operating lease liabilities, including noncurrent operating lease liabilities of $2.2 million, as a result of adopting this standard.

The new standard provides several optional practical expedients for use in transition. The Company elected to use what the FASB deemed the “package of practical expedients,” which allows the Company not to reassess the Company’s previous conclusions about lease identification, lease classification and the accounting treatment for initial direct costs. The standard also provided several optional practical expedients for the ongoing accounting for leases. The Company has elected the short-term lease recognition exemption for all leases that qualify, meaning that for leases with terms of twelve months or less, the Company will not recognize ROU assets or lease liabilities on the Consolidated Balance Sheets. Additionally, the Company has elected to use the practical expedient to not separate lease and non-lease components for leases of real estate, meaning that for these leases, the non-lease components are included in the associated ROU asset and lease liability balances on the Company’s Consolidated Balance Sheets.

The Company determines if an arrangement contains a lease and the classification of that lease, if applicable, at inception. Operating leases are included in operating lease

ROU assets, operating lease liabilities and operating lease liabilities (net of current portion) in the Consolidated Balance Sheets. The Company has finance leases as detailed in the Long-Lived Assets section above.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments under the lease. Operating lease ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The implicit rate within the Company’s operating leases is generally not determinable, as such the Company uses its incremental borrowing rate at lease commencement to determine the present value of lease payments. The operating lease ROU asset also includes any lease prepayments, offset by lease incentives. Certain of the Company’s leases include options to extend or terminate the lease. The expected lease term includes options to extend or terminate the lease when it is reasonably certain the Company will exercise such option.

Lease expense for lease payments is recognized on a straight-line basis over the term of the lease.

(o)	Sales and Marketing

Sales and marketing expenses are expensed as incurred and include the costs of digital marketing strategies, branding costs and other advertising costs, certain depreciation and amortization expense, and compensation expenses, including stock-based compensation, to the Company’s sales and marketing employees. For the years ended December 31, 2020 and 2019, the Company’s advertising costs were $12.0 million and $7.9 million, respectively. For the quarters ended March 31, 2021 and 2020 (unaudited), the Company’s advertising costs were $4.2 million and $2.4 million, respectively.

(p)	Operations and Support

Operations and support expenses are the costs the Company incurs in support of the customers and sellers on Xometry’s platform which are provided by phone, email and chat for purposes of resolving customer and seller related matters. These costs primarily consist of compensation expenses of the support staff, including stock-based compensation, certain depreciation and amortization expense and software costs used in delivering customer and seller service.

(q)	Product Development

Product development costs which are not eligible for capitalization are expensed as incurred. This account also includes compensation expenses, including stock-based compensation to the Company’s employees performing these functions and certain depreciation and amortization expense.

(r)	General and Administrative

General and administrative expenses primarily consist of professional service fees and certain depreciation and amortization expense. It also includes compensation expenses, including stock-based compensation expenses, for executive, finance, legal and other administrative personnel.

(s)	Stock Based Compensation

Stock option awards are measured at the grant date fair value of the award. The Company estimates grant date fair value using the Black-Scholes option-pricing model. The fair value of stock options is recognized as compensation expense on a straight-line basis over the requisite service period, which is typically four years.

The Black-Scholes model considers several variables and assumptions in estimating the fair value of stock-based awards. These variables include:

•	expected annual dividend yield;

•	expected volatility over the expected term;

•	expected term;

•	risk free interest rate;

•	per share value of the underlying common stock; and

•	exercise price.

For all stock options granted, the Company calculated the expected term using the simplified method for “plain vanilla” stock option awards. The risk-free interest rate is based on the yield available on U.S. Treasury issues similar in duration to the expected term of the stock-based award. The Company’s common stock is not publicly traded, and therefore, the Company used the historical volatility of the stock price of similar publicly traded peer companies. The Company utilized a dividend yield of zero, as it had no history or plan of declaring dividends on its common stock.

Total stock-based compensation cost for the years ended December 31, 2020 and 2019 and for the quarters ended March 31, 2021 and 2020 (unaudited) were as follows (amounts in thousands):

	December 31,		March 31,
	2020	2019	2021	2020
			(unaudited)
Sales and marketing	$156	$93	$53	$23
Operations and support	259	154	104	38
Product development	375	223	75	55
General and administrative	216	74	273	32

Total stock compensation expense	$1,006	$544	$505	$148

(t)	Net Loss Per Share Attributable to Common Stockholders

For purposes of calculating net income available to common stockholders the Company increased the net loss by the deemed dividends paid to the preferred stockholders. Basic net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. The diluted net loss per share is computed by giving effect to all potentially dilutive securities outstanding for the period. For periods in which the Company reports net losses, diluted net loss per common share is the same as basic net loss per common share, because all potentially dilutive securities are anti-dilutive.

(u)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained and are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. To the extent that it is not considered to be more likely than not that a deferred tax asset will be realized, a valuation allowance will be established.

(v)	Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(w)	Intangible Assets

Intangible assets are carried at cost and amortized on a straight-line basis over their estimated useful lives, which range from one to 15 years. Xometry reviews definite-lived intangible assets for impairment under the long-lived asset model described in Property and Equipment and Long-Lived Assets above.

(x)	Goodwill

Goodwill represents the excess purchase price over the estimated fair value of net assets acquired in a business combination. Goodwill is not amortized. The Company test goodwill for impairment annually in the fourth quarter, or more frequently, if needed, and when there is a triggering event (e.g., a deterioration in general economic conditions or in the environment in which Xometry operates).

When impairment indicators are identified the Company compares each reporting unit’s fair value to its carrying amount, including goodwill. An impairment loss is recognized as the difference, if any, between each reporting unit’s carrying amount and its fair value to the extent the difference does not exceed the total amount of goodwill allocated to the reporting unit.

Xometry determines the fair value of each reporting unit using an income approach. Under the income approach, the Company based fair value on estimated discounted future cash flows of each reporting unit. Determining the fair value of each reporting unit is judgmental in nature and requires the use of significant estimates and assumptions, including revenue growth rates and EBITDA margins, discount rates and future market conditions, among others (Level 3).

(y)	Recently Issued Accounting Standards

New Accounting Pronouncements Effective in the Year Ended December 31, 2020

In August 2018, the FASB issued Accounting Standards Update (“ASU”) 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). This ASU modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. ASU 2018-13 is effective for annual periods beginning after December 15, 2019 and interim periods within those annual periods, with early adoption permitted. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The Company adopted ASU 2018-13 on January 1, 2020 and it did not materially impact the Company’s consolidated financial statements and related disclosures.

New Accounting Pronouncements Effective in Future Periods

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (“Topic 326”), Measurement of Credit Losses on Financial Instruments. Topic 326 changes the impairment model for most financial assets and certain other instruments. Under the new standard, entities holding financial assets and net investment in leases that are not accounted for at fair value through net income are to be presented at the net amount expected to be collected. An allowance for credit losses will be a valuation account that will be deducted from the amortized cost basis of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset. Topic 326 is effective as of January 1, 2023. Early adoption is permitted. The Company is currently evaluating the impact of Topic 326 on its consolidated financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options and Derivatives and Hedging—Contracts in Entity’s Own Equity: Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”). The ASU is expected to simplify and improve comparability of financial reporting associated with accounting for convertible instruments and contracts in an entity’s own equity. The ASU is effective for public business entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the standard will be effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of ASU 2020-06 on its consolidated financial statements and related disclosures.

There are currently no other accounting standards that have been issued, but not yet adopted, that are expected to have a significant impact on the Company’s consolidated financial position, results of operations or cash flows upon adoption.

(3)	Credit Concentrations

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company maintains its cash, which at times may exceed federally insured limits, in deposit accounts at major financial institutions. Most of the Company’s customers are located in the United States.

For 2020, one customer accounted for more than 10% of the Company’s revenue with a total concentration of approximately 11.2%. As of December 31, 2020, no single customer accounted for more than 10% of the Company’s accounts receivable. For 2019, no single customer accounted for more than 10% of the Company’s revenue. As of December 31, 2019, one customer accounted for 16% of the Company’s accounts receivable.

For the quarters ended March 31, 2021 and 2020 (unaudited), no one customer accounted for more than 10% of the Company’s revenue. As of March 31, 2021 (unaudited), one customer accounted for approximately 10% of the Company’s accounts receivable.

(4)	Inventory

Inventory consists of raw materials, work-in-process, tools inventory and finished goods. Raw materials (plastics and metals) become manufactured products in the additive and subtractive manufacturing processes. Work in progress represents manufacturing costs associated with customer orders that are not yet complete. The tools inventory primarily consists of small consumable machine tools, cutting devices, etc. Finished goods represents product awaiting shipment. Inventory consists of the following as of March 31, 2021 (unaudited), and December 31, 2020 and 2019 (in thousands):

	March 31,	December 31
	2021	2020	2019
	(unaudited)
Raw materials	$622	$634	$457
Work-in-progress	484	1,247	548
Tools inventory	301	312	256
Finished goods	85	101	53

Total	$1,492	$2,294	$1,314

(5)	Property and Equipment and Long-Lived Assets

Property and equipment consist of the following as of March 31, 2021 (unaudited), and December 31, 2020 and 2019 (in thousands):

	Useful Life	March 31,	December 31,
		2021	2020	2019
		(unaudited)
Technology hardware	3 years	$1,570	$1,452	$1,107
Manufacturing equipment	5 years	2,603	2,603	2,624
Capitalized software development	3 years	9,226	8,123	4,493
Patent	17 years	157	157	147
Leasehold improvements	Shorter of useful life or lease term	717	717	633
Furniture and fixtures	7 years	678	675	518

Total		14,951	13,727	9,522
Less accumulated depreciation		(8,280)	(7,614)	(5,306)

Property and Equipment, net		$6,671	$6,113	$4,216

Depreciation expense for the years ended December 31, 2020 and 2019 was as follows (in thousands):

	December 31,
	2020	2019
Cost of revenue	$230	$282
Sales and marketing	23	23
Operations support	193	136
Product development	1,543	975
General and administrative	298	130

Total depreciation expense	$2,287	$1,546

Depreciation expense for the quarters ended March 31, 2021 and 2020 (unaudited) was as follows (in thousands):

	March 31,
	2021	2020
	(unaudited)
Cost of sales	$37	$61
Sales and marketing	5	6
Operations and support	31	51
Product development	570	287
General and administrative	23	47

Total	$666	$452

(6)	Leases

Operating lease expense for the years ended December 31, 2020 and 2019 and for the quarters ended March 31, 2021 and 2020 (unaudited) was as follows (in thousands):

	December 31,
	2020	2019
Cost of revenue	$196	$169
General and administrative	1,024	766

Total operating lease expense	$1,220	$935

	March 31,
	2021	2020
	(unaudited)
Cost of revenue	$36	$45
General and administrative	282	263

Total operating lease expense	$318	$308

The following table includes supplemental cash and non-cash information related to Xometry’s leases during 2020 and 2019 (in thousands):

	December 31,
	2020	2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$1,222	$724
Financing cash flows from financing leases	13	164
New operating lease right-of-use assets obtained, excluding the amount initially capitalized in conjunction with the adoption of Topic 842	95	897

The following table (unaudited) includes supplemental cash information related to Xometry’s leases for the quarters ended March 31, 2021 and 2020 (in thousands):

	March 31,
	2021	2020
	(unaudited)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$295	$303
Financing cash flows from financing leases	3	3

Xometry’s aggregate annual lease obligations at December 31, 2020 are as follows (in thousands):

	Operating Leases	Finance Leases
2021	$1,153	$13
2022	557	2
2023	362	—
2024	331	—

Total undiscounted lease obligations	2,403	15
Less imputed interest	272	1

Net lease obligations	$2,131	$14

Xometry’s aggregate annual lease obligations at March 31, 2021 (unaudited) are as follows (in thousands):

	Operating Leases	Finance Leases
	(unaudited)
2021	$844	$10
2022	557	2
2023	362	—
2024	331	—

Total undiscounted lease obligations	2,094	12
less imputed interest	229	1

Net lease obligations	$1,865	$11

The following are the remaining weighted average lease terms and discount rates for Xometry’s leases as of December 31, 2020 and 2019:

	December 31,
	2020	2019
Weighted average remaining lease term (in years)	2.7	3.4
Weighted average discount rate	8.45%	8.45%

The following are the remaining weighted average lease terms and discount rate for Xometry’s leases as of March 31, 2021 (unaudited):

March 31,
2021
(unaudited)
Weighted average remaining lease term (in years)	2.6
Weighted average discount rate	8.45%

(7)	Common Stock

Holders of common stock are entitled to one vote per share, and to receive dividends and, upon liquidation or dissolution, are entitled to receive all assets available for distribution to stockholders. The holders have no preemptive or other subscription rights and there are no redemption or sinking fund provisions with respect to such shares. Common stock is subordinate to the preferred stock with respect to dividend rights, rights upon liquidation, and dissolution of the Company.

(8)	Convertible Preferred Stock

The Company has issued the following series of its preferred stock–Series Seed-1 Convertible Preferred Stock in September 2013, Series Seed-2 Convertible Preferred Stock in July 2014, Series A-1 Convertible Preferred Stock in October 2015, Series A-2 Convertible Preferred Stock in December 2016 and July 2020, Series B Convertible Preferred Stock in June 2017 and July 2020, Series C Convertible Preferred Stock in June 2018 and July 2020, Series D Convertible Preferred Stock in May 2019 and July 2020, Series E Convertible Preferred Stock in July 2020 (collectively referred to as the “Convertible Preferred Stock”).

As of December 31, 2020 and 2019, the numbers of authorized and outstanding shares in the Convertible Preferred Stock, with their total respective liquidation preferences, were as follows (in thousands, except share and per share data):

	2020(1)
	Shares		Liquidation preference	Carrying Value
	Authorized	Outstanding
Series:
Series Seed-1 Convertible Preferred Stock	4,200,000	4,200,000	$4,200	$4,200
Series Seed-2 Convertible Preferred Stock	2,188,322	2,188,322	2,998	2,998
Series A-1 Convertible Preferred Stock	4,211,094	4,211,094	8,800	8,704
Series A-2 Convertible Preferred Stock	1,591,230	1,591,230	12,884	12,839
Series B Convertible Preferred Stock	4,132,055	4,044,271	20,764	20,347
Series C Convertible Preferred Stock	3,754,201	3,754,201	26,248	26,004
Series D Convertible Preferred Stock	5,494,064	5,494,064	54,933	54,864
Series E Convertible Preferred Stock	2,400,000	2,275,759	32,693	30,757

Totals	27,970,966	27,758,941	$163,520	$160,713

(1)	This table reflects the numbers of authorized and outstanding shares in the Convertible Preferred Stock, with their total respective liquidation preferences as of March 31, 2021 (unaudited).

	2019
	Shares		Liquidation preference	Carrying Value
	Authorized	Outstanding
Series:
Series Seed-1 Convertible Preferred Stock	4,200,000	4,200,000	$4,200	$4,200
Series Seed-2 Convertible Preferred Stock	2,188,322	2,188,322	2,998	2,998
Series A-1 Convertible Preferred Stock	4,211,094	4,211,094	8,800	8,704
Series A-2 Convertible Preferred Stock	1,591,230	1,591,230	7,000	6,957
Series B Convertible Preferred Stock	4,132,055	4,044,271	18,846	18,612
Series C Convertible Preferred Stock	3,754,201	3,754,201	25,000	24,756
Series D Convertible Preferred Stock	5,600,000	5,494,064	55,000	54,929

Totals	25,676,902	25,483,182	$121,844	$121,156

During 2020, certain Series A-2, B, C and D Convertible Preferred stockholders planned to sell their Convertible Preferred Stock to a third party. The Company exercised its right of first refusal to reacquire these shares of Convertible Preferred Stock from these certain stockholders at the same price the third party was willing to pay for such shares of Convertible Preferred Stock. In conjunction with the Series E offering, the Company sold the same shares of Series A-2, B, C and D Convertible Preferred Stock to the Series E investors for the same price that the Company paid to acquire such shares of Convertible Preferred Stock. The Company recorded an $8.8 million deemed dividend to the selling stockholders, which represents the excess of the purchase price of the shares of Convertible Preferred Stock purchased by the Company over the original cost of the shares and was recorded in additional paid-in-capital and accumulated deficit.

The following table is a reconciliation of the Convertible Preferred Stock reacquired and reissued in 2020 (in thousands):

	2019	2020	2020	2020	2019	2020	2020	2020
	Outstanding Convertible Preferred Stock	Convertible Preferred Stock Repurchased	Convertible Preferred Issued	Outstanding Convertible Preferred Stock	Carrying Value	Cash Paid to Reacquire Convertible Preferred Stock	Convertible Preferred Issuance	Carrying Value
Series:
Series Seed-1 Convertible Preferred Stock	4,200,000	—	—	4,200,000	$4,200	$—	$—	$4,200
Series Seed-2 Convertible Preferred Stock	2,188,322	—	—	2,188,322	2,998	—	—	2,998
Series A-1 Convertible Preferred Stock	4,211,094	—	—	4,211,094	8,704	—	—	8,704
Series A-2 Convertible Preferred Stock	1,591,230	(1,136,622)	1,136,622	1,591,230	6,957	(5,001)	10,883	12,839
Series B Convertible Preferred Stock	4,044,271	(390,152)	390,152	4,044,271	18,612	(2,001)	3,736	20,347
Series C Convertible Preferred Stock	3,754,201	(405,453)	405,453	3,754,201	24,756	(2,700)	3,948	26,004
Series D Convertible Preferred Stock	5,494,064	(314,659)	314,659	5,494,064	54,929	(3,150)	3,085	54,864
Series E Convertible Preferred Stock	—	—	2,275,759	2,275,759	—	—	30,757	30,757

Totals	25,483,182	(2,246,886)	4,522,645	27,758,941	$121,156	(12,852)	$52,409	$160,713

Deemed dividend paid to preferred stockholders						(8,801)

Total						$(21,653)

(a)	Voting

Each share of Convertible Preferred Stock has voting rights equal to an equivalent number of shares of common stock into which it is convertible and votes together as one class with the common stock.

(b)	Dividends

The holders of the Convertible Preferred Stock and the holders of the shares of common stock are entitled to receive dividends, when, as and if declared by the Board of Directors of the Company, out of any assets legally available therefore, on an as-converted basis. Prior to the payment of any dividend to the holders of common stock (other than dividends of common stock), the Company is required to pay a dividend on each outstanding share of Convertible Preferred Stock equal to 8% of the applicable original issue price of such share of Convertible Preferred Stock, having accrued from the date the first share of Series E Convertible Preferred Stock was issued. Dividends are not mandatory or cumulative and no rights or interest shall accrue to the holders of Convertible Preferred Stock and common stock, unless declared.

(c)	Conversion

Each share of Convertible Preferred Stock is convertible, at the option of the holder, into one share of common stock, as determined by dividing its issuance price per share by the applicable conversion price, subject to adjustments. Each share of Convertible Preferred Stock will automatically be converted into common stock upon either (i) closing of a public offering with gross proceeds of at least $50 million and the purchase price of such shares is at least $20.43 per share or (ii) written consent of the holders of a majority of the outstanding shares of Convertible Preferred Stock electing such a conversion, provided, however, that the conversion of the Series D Convertible Preferred Stock and Series E Convertible Preferred Stock shall require the vote or written consent of a majority of the outstanding shares of Series D Convertible Preferred Stock and Series E Convertible Preferred Stock, respectively.

(d)	Liquidation and Share Preference

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Convertible Preferred Stock, on a pari passu basis, are entitled to liquidation preference equal to the original purchase price plus declared and unpaid dividends. After payment of the amounts above, if assets or funds remain in the Company, all remaining assets and funds shall be distributed pro rata among holders of common stock.

(e)	Redemption

The holders of Convertible Preferred Stock have no voluntary rights to redeem their shares. The Convertible Preferred Stock has deemed liquidation provisions which require the shares to be redeemed upon a change in control or other deemed liquidation events. Although the Convertible Preferred Stock is not mandatorily or currently redeemable, a deemed liquidation event would constitute a redemption event outside the Company’s control. As a result of these liquidation features, all shares of Convertible Preferred Stock have been classified outside of stockholders’ deficit as temporary equity on the Consolidated Balance Sheets. The carrying values of the Company’s Convertible Preferred Stock have not been accreted to their redemption values as these events are not considered probable of occurring. Subsequent adjustments of the carrying values to redemption values will be made only if and when it becomes probable the preferred shares will become redeemable.

(9)	Stock Based Compensation

In 2016, the Company adopted a new stock compensation plan (the “2016 Equity Incentive Plan”) pursuant to which the Company may grant stock options, stock purchase rights, restricted stock awards, or stock awards to employees, directors and consultants (including prospective employees, directors, and consultants).

The fair value of the Company’s common stock has been estimated by management as there is no public market for the Company’s common stock. Xometry’s market-based methodology considers a number of objective and subjective factors including third-party valuations of its common stock, the valuation of comparable companies, sales of the Company’s convertible preferred stock to outside investors in arms-length transactions, the Company’s operating and financial performance, the lack of marketability, and general and industry specific economic outlook, amongst others.

As of December 31, 2020 and 2019, there were 203,535 and 1,200,489 shares available for the Company to grant under the 2016 Equity Incentive Plan. As of March 31, 2021, there were 121,414 shares available for the Company to grant under the 2016 Equity Incentive Plan. The weighted average assumptions for 2020 and 2019 are provided in the following table. For the years ended December 31, 2020 and 2019, the Company recognized forfeitures as incurred.

	December 31,
	2020	2019
Valuation assumptions:
Expected dividend yield	—%	—%
Expected volatility	48%	45%
Expected term (years)	6.0	6.0
Risk-free interest rate	0.5%	1.8%
Fair value of share	$4.46	$3.65

A summary of the status of the Company’s stock option activity and the changes during the quarter and/or years then ended are as follows (in millions, except share and per share amounts):

	Number of Shares	Weighted Average Exercise Price Per Share	Average Remaining Contractual Term	Aggregate Intrinsic Value
Balance at December 31, 2018	2,251,098	$1.33	8.5
Granted	1,170,598	3.18	9.0
Exercised	(455,665)	1.00	0.4
Forfeited	(336,784)	1.65	—
Expired	(8,720)	1.47	—

Balance at December 31, 2019	2,620,527	2.16	8.3

Exercisable at December 31, 2019	992,914	1.32	7.1
Balance at December 31, 2019	2,620,527	2.16	8.3
Granted	1,144,457	3.98	9.1
Exercised	(492,839)	1.16	4.8
Forfeited	(131,129)	2.68	—
Expired	(15,413)	1.46	—

Balance at December 31, 2020	3,125,603	2.97	8.3

Exercisable at December 31, 2020	1,193,301	2.14	7.2	$2.8
Balance at December 31, 2020	3,151,270	2.97	8.3	$4.4
Granted	85,050	10.93	9.8
Exercised	(474,054)	1.75	6.3
Forfeited	(12,913)	3.52	—
Expired	(6,912)	2.02	—

Balance at March 31, 2021 (unaudited)	2,742,441	3.43	8.4	$23.1

Exercisable at March 31, 2021 (unaudited)	933,378	2.57	7.6	$8.6

The weighted average grant date fair value of options granted during 2020 and 2019 was $1.79 and $1.41, respectively. The total intrinsic value of options exercised during the years ended December 31, 2020 and 2019 was $1.6 million and $1.2 million, respectively.

The weighted average grant date fair value of options granted during the quarter ended March 31, 2021 was $5.39 (unaudited). The total intrinsic value of options exercised during the quarter ended March 31, 2021 was $5.0 million (unaudited).

At December 31, 2020 and 2019, there was $2.4 million and $1.5 million, respectively, of total unrecognized compensation cost related to unvested stock options granted under the 2016 Equity Incentive Plan. That cost is expected to be recognized over a weighted average period of 1.21 years and 1.26 years at December 31, 2020 and 2019, respectively.

At March 31, 2021 (unaudited), there was $2.7 million of total unrecognized compensation cost related to unvested stock options granted under the 2016 Equity Incentive Plan. That cost is expected to be recognized over a weighted average period of 1.15 years at March 31, 2021 (unaudited).

The Company currently uses authorized and unissued shares to satisfy share award exercises.

(10)	Income Taxes

The Company had no current or deferred income tax benefit or expense in the U.S. or Germany for the years ended December 31, 2020 and 2019 or for the quarter ended March 31, 2021 (unaudited).

The reconciliation of the statutory federal income tax rate to the Company’s effective tax rate was as follows:

	December 31,
	2020	2019
Federal tax statutory rate	21%	21%
Foreign rate difference	3	—
Goodwill impairment	(2)	(1)
Valuation allowance	(22)	(20)

	—%	—%

Under GAAP, changes in tax rates and tax law are accounted for in the period of enactment and deferred tax assets and liabilities are measured at the enacted tax rate. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2020 and 2019 are presented below (in thousands):

	December 31,
	2020	2019
Deferred tax assets:
Intangibles	$—	$36
Deferred compensation	698	398
Deferred rent	—	21
Leases	509	729
Sec. 163(j) interest limitation carryforward	390	122
Allowance for doubtful accounts	141	90
Other	16	3
Net operating loss	25,709	20,877

Total deferred tax assets	27,463	22,276
Less valuation allowance	(26,148)	(21,176)

Total deferred tax assets, net	$1,315	$1,100

Deferred tax liabilities:
Fixed assets	$(227)	$(339)
Leases	(457)	(684)
Intangibles	(590)	—
Acquisition costs and intangibles	(41)	(77)
Total deferred tax liabilities	(1,315)	(1,100)

Net deferred tax asset/liability	$—	$—

Tax Valuation Allowance

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Management considers scheduled reversals of deferred tax liabilities, projecting future taxable income, and tax planning strategies that can be implemented by the Company in making the assessment.

As of December 31, 2020, and 2019, the Company had a valuation allowance of $26.1 million and $21.2 million, respectively, against certain deferred tax assets. The valuation allowance relates to the deferred tax assets of the Company’s U.S. entities, including federal and state tax attributes and timing differences, as well as the deferred tax assets of its foreign subsidiary. The increase in the valuation allowance during 2020 is primarily related to the pre-tax losses generated in the U.S and Germany. The Company has a full valuation allowance against its net deferred tax assets as a result of cumulative losses as of December 31, 2020 and 2019 and March 31, 2021 (unaudited). As of March 31, 2021 (unaudited), no facts or circumstances arose that affected the Company’s determination as to the full valuation established against the net deferred tax assets.

Net Operating Loss and Credit Carryforwards

As of December 31, 2020, the Company has net operating loss (“NOL”) carryforwards for U.S. federal income tax purposes, and similar state amounts, of approximately $90.1 million available to reduce future income subject to income taxes before limitations. As of December 31, 2020 the

Company had a net operating loss carryforward for tax purposes related to its foreign subsidiary of $10.2 million. U.S. federal net operating carryforwards generated prior to 2018 in the approximate amount of $26.6 million will begin to expire, if not utilized, in 2033. German net operating loss and U.S. federal net operating losses post 2017 have an indefinite life. Under the provisions of U.S. Internal Revenue Code Section 382, certain substantial changes in the Company’s ownership may result in a limitation in the amount of U.S. net operating loss carryforwards that can be utilized annually to offset future taxable income. As of December 31, 2020 the $90.1 million of U.S. federal net operating losses excludes $14.7 million of acquired net operating losses that the Company expects to be substantially limited by Section 382 of the U.S. Internal Revenue Code and does not expect to claim on a U.S. Tax Return. As of December 31, 2020 the Company completed an analysis on the remaining $90.1 million of U.S. federal net operating losses, pursuant to Section 382 of the U.S. Internal Revenue Code, to determine the impact ownership changes have had on the ability of the company to utilize net operating losses it has generated. Based on the results of this study, the Company expects the $90.1 million of U.S. federal net operating losses to be available to offset future taxable income.

Uncertain Tax Positions

For uncertain tax positions, the Company uses a more-likely-than-not recognition threshold based on the technical merits of the tax position taken. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefits determined on a cumulative probability basis, which are more-likely-than-not to be realized upon ultimate settlement in the financial statements. The Company has not identified any unrecognized tax benefits.

The Company’s federal and state income tax returns are subject to examination by income taxing authorities, generally for three years after the returns are filed. However, tax attribute carryforwards may still be adjusted upon examination by tax authorities. There were no interest or penalties assessed by income taxing authorities during the years ended December 31, 2020 and 2019 or for the quarters ended March 31, 2021 and 2020 (unaudited). The Company is not currently under examination by any tax jurisdiction

COVID -19

The COVID-19 pandemic has a global reach, and many countries have introduced measures that provide relief to taxpayers in a variety of ways. The Company has evaluated these measures, including the CARES Act in the United States, and has concluded that these did not have a significant impact on its income tax (provision)/benefit for the year ended December 31, 2020 or for the quarter ended March 31, 2021 (unaudited).

(11)	Net Loss Per Share Attributable to Common Stockholders

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders (in thousands, except share and per share data):

	December 31,
	2020	2019
Net loss	$(31,085)	$(30,994)
Deemed dividend to preferred stockholders	(8,801)	—

Net loss attributable to common stockholders	$(39,886)	$(30,994)

Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	7,492,876	6,345,498

Net loss per share attributable to common stockholders, basic and diluted	$(5.32)	$(4.88)

As of December 31, 2020 and 2019, the Company had approximately 28.6 million shares and approximately 26.0 million shares, respectively, that are potentially dilutive securities that were excluded from the computation of diluted net loss per share because including them would have had an anti-dilutive effect. Of these potentially dilutive shares at December 31, 2020 and 2019, approximately 27.8 million shares and approximately 25.5 million shares, respectively are in the form of convertible preferred stock, approximately 836,000 shares and approximately 497,000 shares, respectively are in the form of outstanding stock options and approximately 14,000 shares and approximately 9,000 shares, respectively are in the form of outstanding warrants.

The following (unaudited) table sets forth the computation of basic and diluted net loss per share attributable to common stockholders (in thousands, except share and per share data):

	March 31,
	2021	2020
	(unaudited)
Net loss	$(10,501)	$(8,607)
Deemed dividend to preferred stockholders	—	—

Net loss attributable to common stockholders	$(10,501)	$(8,607)

Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	7,924,848	7,354,673

Net loss per share attributable to common stockholders, basic and diluted	$(1.33)	$(1.17)

As of March 31, 2021 and 2020, the Company had approximately 29.4 million shares and approximately 26.4 million shares, respectively, that are potentially dilutive securities that were excluded from the computation of diluted net loss per share because including them would have had an anti-dilutive effect. Of these potentially dilutive shares at March 31, 2021 and 2020, approximately 27.8 million shares and approximately 25.5 million shares, respectively are in the form of convertible preferred stock, approximately 1.6 million shares and approximately 912,000 shares, respectively are in the form of outstanding stock options and approximately 51,000 shares and approximately 13,000 shares, respectively are in the form of outstanding warrants.

(12)	Other Supplemental Disclosures

Accumulated Other Comprehensive Income

The changes in composition of accumulated other comprehensive income, net of tax, as of December 31, 2020 and 2019 were as follows (in thousands):

Foreign Currency Translation Adjustment
Balance as of December 31, 2019	$—
Foreign currency translation gain	210
Amounts reclassified from other comprehensive income	—

Balance as of December 31, 2020	$210

The changes in composition of accumulated other comprehensive income, net of tax, as of March 31, 2021 and 2020 (unaudited) were as follows (in thousands):

Foreign Currency Translation Adjustment
(unaudited)
Balance as of December 31, 2019	$—
Foreign currency translation loss	(49)
Amounts reclassified from other comprehensive income	—

Balance as of March 31, 2020 (unaudited)	$(49)

Balance as of December 31, 2020	$210
Foreign currency translation gain	30
Amounts reclassified from other comprehensive income	—

Balance as of March 31, 2021 (unaudited)	$240

(13)	Debt Commitments and Contingencies

The Company is party to an Amended and Restated Loan and Security Agreement with Hercules Capital, Inc. (“Hercules”), or the Amended Loan and Security Agreement, for a term loan, or the term loan facility. Under the Amended Loan and Security Agreement, effective January 30, 2020, the Company can borrow up to $15 million under a term loan, all of which became available to the Company immediately on the agreement date. The Company had borrowings under the term loan of $15 million as of March 31, 2021 (unaudited), December 31, 2020 and $11 million as of December 31, 2019. As of March 31, 2021 (unaudited) and December 31, 2020, the loan pays interest at the greater of (i) 8.7% per annum or (ii) 8.7% per annum plus the prime rate minus 4.75% per annum. The term loan agreement requires a maximum $1.2 million end of term fee due and payable on the maturity date of May 1, 2022, however, if the term loan is repaid prior to November 1, 2021, the amount owed would be $0.9 million. As of March 31, 2021 (unaudited) and December 31, 2020, the Company owed $15.8 million on this term loan, including principal borrowings and accrued end of term fee. As Xometry intends to repay this term loan in 2021, the Company has classified this term loan as a current liability on the Consolidated Balance Sheet. Xometry’s obligations under the Amended Loan and Security Agreement are secured by substantially all of Xometry’s assets.

The Amended Loan and Security Agreement will continue in full force and effect for so long as any obligations remain outstanding thereunder, provided, that, Hercules has the right to terminate its obligation to make further advances to Xometry immediately and without notice upon the occurrence and during the continuance of an event of default.

As part of the initial term loan agreement with Hercules, the Company issued a warrant to purchase 87,784 shares of the Company’s Series B Convertible Preferred Stock with a strike price of $5.13 per share that expires in May 2025.

The term loan facility contains customary affirmative and negative covenants, including covenants that require Hercules consent to, among other things, merge or consolidate or acquire assets outside the ordinary course of business, make investments, incur additional indebtedness or guarantee indebtedness of others, pay dividends and redeem and repurchase the Company’s capital stock, enter into transactions with affiliates outside the ordinary course of business, and create liens on Company assets. Xometry is in compliance with covenants and were in compliance with these covenants as of March 31, 2021 (unaudited) and December 31, 2020.

The Company had a $2.5 million credit facility with Comerica Bank. The Company could borrow $2.5 million on a receivable revolver not to exceed 80% of eligible accounts receivables and bore interest at the Prime Reference rate plus 1.5%. Comerica had a first priority security interest in all assets of the Company with a negative pledge on intellectual property. The revolver was paid off on May 16, 2019 and terminated on June 30, 2019.

Paycheck Protection Program

In April 2020, the Company received loan proceeds in the amount of approximately $4.8 million under the Paycheck Protection Program (“PPP”). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”) enacted March 27, 2020, provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The Company paid back the loan principal with interest on July 8, 2020.

Contingencies

The Company from time to time may be subject to various claims and legal proceedings covering a range of matters that arise in the ordinary course of its business activities. In the opinion of the Company, although the outcome of any legal proceedings cannot be predicted with certainty, the ultimate liability of the Company in connection with its legal proceedings is not expected to have a material adverse effect on the Company’s financial position or operations.

(14)	Acquisitions

On January 2, 2019, the Company acquired MTS, a machine and tool supplier, for cash consideration of $0.7 million with the intent of supplementing the Company’s existing product offerings. In connection with the MTS acquisition, Xometry recognized net assets of $0.6 million, which primarily included customer receivables at the time of acquisition and approximately $0.1 million of goodwill related to expected synergies.

Payments of $0.2 million were paid to the owners on the first and second anniversary of the transaction, subject to their continuous employment. As such, these payments were not included in the acquisition consideration.

On November 26, 2019, the Company acquired Munich, Germany based Shift GmbH, through a stock purchase for consideration of $3.6 million with the intent of expanding Xometry’s platform and network of sellers. The aggregate purchase price included $0.9 million of cash and 750,770 shares of Xometry common stock, which had a fair value of $2.7 million at the date of the acquisition. The goodwill of $1.4 million arising from the acquisition related to certain expected synergies.

The following table (in thousands) summarizes the consideration paid for Shift and the fair value of the assets acquired and liabilities assumed on the acquisition date.

Consideration:
Cash	$876
Common stock	2,743

Fair value of consideration	$3,619

Acquisition costs included in general and administrative	81
Recognized amounts of identifiable assets acquired and liabilities assumed:
Current assets	$492
Property and equipment	31
Intangible assets	2,170
Other assets	72
Current liabilities	(500)

Total identifiable net assets assumed	2,265
Goodwill	1,354

Total	$3,619

The acquired intangible assets, all of which are being amortized, were assigned weighted-average useful life of approximately three years. During 2020 and 2019, the Company recognized $3.1 million and $0.1 million of revenue, respectively from Shift.

The acquisitions of MTS and Shift were not considered material individually or in the aggregate to the Company for the periods presented, and therefore, pro forma information has not been presented.

(15)	Segments

Xometry is organized in two segments referred to as the U.S. and Europe. Xometry’s operating segments are also the Company’s reportable segments. Xometry’s reportable segments, whose products and offerings are generally the same, are managed separately based on geography. The accounting policies of the reportable segments are the same as those described in Note 2—Summary of Significant Accounting Policies. Xometry’s two segments are defined based on the reporting and review process used by the chief operating decision maker (“CODM”), the Chief Executive Officer. The Company evaluates the performance of the operating segments primarily based on revenue and segment “profits/loss” which is largely the results of the segment before income taxes. The Company has not allocated corporate overhead to the Europe segment. The Company’s CODM monitors assets of the consolidated Company, but does not use assets, by operating segment when assessing performance or making operating segment resource decisions. As of December 31, 2019, the Company only had one segment. For the year ended December 31, 2019, our Europe segment had revenue of approximately $0.1 million, a net loss of approximately $0.4 million, property and equipment of $42,000, depreciation and amortization of $0.1 million, and expenditures for property and equipment of $13,000.

The following tables reflect certain segment information for the year ended December 31, 2020 and the quarters ended March 31, 2021 and 2020 (unaudited) (in thousands):

	December 31,	March 31,
Revenue	2020	2021	2020
		(unaudited)
U.S.	$138,272	$41,299	$26,258
Europe	3,134	2,623	431

Total	$141,406	$43,922	$26,689

	December 31,	March 31,
Segment Losses	2020	2021	2020
		(unaudited)
U.S.	$(22,130)	$(8,162)	$(7,442)
Europe	(8,955)	(2,339)	(1,165)

Total	$(31,085)	$(10,501)	$(8,607)

	December 31,	March 31,
Segment Property and Equipment	2020	2021
		(unaudited)
U.S.	$5,612	$6,063
Europe	501	608

Total	$6,113	$6,671

	December 31,	March 31,
Segment Depreciation and Amortization	2020	2021	2020
		(unaudited)
U.S.	$2,389	$641	$506
Europe	731	93	183

Total	$3,120	$734	$689

	December 31,	March 31,
Segment Expenditures for Property and Equipment and Long-Lived Assets	2020	2021	2020
		(unaudited)
U.S.	$3,671	$1,094	$971
Europe	519	150	10

Total	$4,190	$1,244	$981

	December 31,
Segment Impairments of Goodwill and Intangible Assets	2020
U.S.	$83
Europe	1,509

Total	$1,592

(16)	Related Party Transactions

Certain companies and/or affiliates of companies that are holders of the Company’s Convertible Preferred Stock acquire products and assemblies through the Xometry platform. As such, Xometry’s revenue and accounts receivable include amounts from these companies and/or affiliates of these companies. For the years ended December 31, 2020 and 2019, Xometry recognized revenue of approximately $1.5 million in each year from companies/and or affiliates of companies that are holders of the Company’s Convertible Preferred Stock. As of December 31, 2020 and 2019, the Company had approximately $0.4 million and approximately $0.5 million of accounts receivable from companies and/or affiliates of companies that are holders of the Company’s Convertible Preferred Stock.

For the quarters ended March 31, 2021 and 2020 (unaudited), Xometry recognized revenue of approximately $0.2 million and $0.4 million, respectively from companies/and or affiliates of companies that are holders of the Company’s Convertible Preferred Stock. As of March 31, 2021 (unaudited), the Company had approximately $0.5 million of accounts receivable from companies and/or affiliates of companies that are holders of the Company’s Convertible Preferred Stock.

In February 2018, the Company entered into a consulting agreement with Business Improvement Systems, Inc., which is owned by Peter Goguen. Peter Goguen is Xometry’s Chief Operating Officer. Pursuant to the terms of this agreement, the Company paid Business Improvement Systems, Inc. a monthly consulting fee in the amount of $11,667. Business Improvement Systems, Inc. provided the Company with consulting services related to operating services. This agreement was terminated as of January 31, 2021. For both years ended December 31, 2020 and 2019, the Company paid Business Improvement Systems, Inc., $0.2 million. As of December 31, 2020 and 2019, the Company had approximately $0.1 million and approximately $0.04 million payable to Business Improvement Systems, Inc., respectively.

For the quarters ended March 31, 2021 and 2020 (unaudited), the Company paid Business Improvement Systems, Inc., approximately $0.1 million and $50,000, respectively. As of March 31, 2021 (unaudited), the Company had no amounts payable to Business Improvement Systems, Inc.

(17)	Goodwill and Intangible Assets

The following tables summarize the Company’s intangible assets (dollars in thousands):

	March 31, 2021
	Weighted average amortization period in years	Gross carrying amount	Accumulated amortization	Net carrying amount
	(unaudited)
Intangible Assets
Amortizing intangible assets:
Non Compete	2	$106	$106	$—
Customer Relationships	1	539	515	24
Trade Names	6	173	142	31
Developed Technology	3	762	478	284
Vendor Relationships	15	1,404	157	1,247

Total intangible assets		$2,984	$1,398	$1,586

	December 31, 2020
	Weighted average amortization period in years	Gross carrying amount	Accumulated amortization	Net carrying amount
Intangible Assets
Amortizing intangible assets:
Non Compete	2	$106	$106	$—
Customer Relationships	1	539	512	27
Trade Names	6	173	141	32
Developed Technology	3	762	438	324
Vendor Relationships	15	1,404	135	1,269

Total intangible assets		$2,984	$1,332	$1,652

	December 31, 2019
	Weighted average amortization period in years	Gross carrying amount	Accumulated amortization	Net carrying amount
Intangible Assets
Amortizing intangible assets:
Non Compete	2	$106	$80	$26
Customer Relationships	1	489	52	437
Trade Name	6	253	58	195
Developed Technology	3	708	186	522
Vendor Relationships	12	1,269	24	1,245

Total intangible assets		$2,825	$400	$2,425

Prior to recognizing the goodwill impairments in 2020 and 2019, Xometry evaluated the property and equipment and tangible and intangible long-lived assets for impairment. During 2020, Xometry recognized $0.1 million of impairment related to an intangible asset (a tradename) that Xometry ceased using in the U.S. reporting unit. Xometry wrote down the intangible asset to zero, its estimated fair value. The Company’s estimate of fair value considered discounted future cash flows associated with future use of the tradename. No impairments of intangible assets were recognized in 2019.

The following tables provides a rollforward of the carrying amount of goodwill (in thousands):

	March 31,	December 31,
	2021	2020	2019
	(unaudited)
Balance as of January 1:
Gross goodwill	$3,907	$3,907	$2,477
Accumulated impact of foreign exchange	154
Accumulated impairments	(3,228)	(1,719)	—

Net goodwill as of January 1,	833	2,188	2,477
Goodwill acquired during the year	—	—	1,430
Impact of foreign exchange	—	154	—
Impairment expense	—	(1,509)	(1,719)

Net goodwill as of March 31, and December 31,	$833	$833	$2,188

Balance as of December 31:
Gross goodwill	$3,907	$3,907	$3,907
Impact of foreign exchange	154	154	—
Accumulated impairment expense	(3,228)	(3,228)	(1,719)

Net goodwill as of March 31, and December 31,	$833	$833	$2,188

During 2020 and 2019, the goodwill impairment analyses indicated that certain of reporting units with goodwill attributed to them had carrying amounts which exceeded their fair values. The underperformance of the reporting units relative to their expected performance drove the decline in the fair value of each reporting unit. As a result, during the years ended December 31, 2020 and 2019, Xometry recorded a pretax charge to reduce the carrying value of goodwill by $1.5 million and $1.7 million, respectively. As of March 31, 2021 (unaudited) and December 31, 2020, Xometry’s goodwill of $0.8 million is part of Xometry’s U.S. operating segment.

Aggregate amortization expense for amortizing intangibles assets was $0.8 million and $0.3 million for the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020, estimated amortization expense for the next five years is: $0.3 million in 2021, $0.3 million in 2022, $0.1 million in 2023, $0.1 million in 2024, and $0.1 million in 2025.

As of March 31, 2021 (unaudited), estimated amortization expense for the remainder of 2021 and next five years is: $0.2 million in 2021, $0.3 million in 2022, $0.1 million in 2023, $0.1 million in 2024, $0.1 million in 2025 and $0.1 million in 2026.

Amortization expense for the year ended December 31, 2020 and 2019 was as follows (in thousands):

	December 31,
	2020	2019
Sales and marketing	$642	$157
Operations and support	3	—
Product development	177	128
General and administrative	11	16

Total	$833	$301

Amortization expense for the quarters ended March 31, 2021 and 2020 (unaudited) was as follows (in thousands):

	March 31
	2021	2020
	(unaudited)
Sales and marketing	$25	$168
Product development	40	69
General and administrative	3	—

Total	$68	$237

(18)	Subsequent Events

The Company has evaluated subsequent events through April 13, 2021 which is the date that the consolidated financial statements as of and for the year ended December 31, 2020 were available to be issued and no events were identified for disclosure in the consolidated financial statements.

For the three months ended March 31, 2021, subsequent events were evaluated through May 18, 2021, the date on which the unaudited interim consolidated financial statements were available for issuance.

Schedule II—Valuation and Qualifying Accounts

The table below details the activity of the allowance for doubtful accounts, for the years ended December 31, 2020 and 2019 (in thousands):

Year Ended December 31, 2020	Balance Beginning of Period	Charged to Provision Accounts	Deduction or Other	Balance at End of Period
Allowance for doubtful accounts:
Accounts receivable	$378	$315	$(124)	$569

Balance at December 31, 2019
Allowance for doubtful accounts:
Accounts receivable	$137	$694	$(453)	$378

             Shares

Common Stock

Goldman Sachs & Co. LLC	J.P. Morgan	UBS Investment Bank

Citigroup	BofA Securities	William Blair	RBC Capital Markets

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Unless otherwise indicated, all references to “Xometry,” the “company,” “we,” “our,” “us” or similar terms refer to Xometry, Inc. and its subsidiaries.

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the exchange listing fee.

SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Custodian transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. Our amended and restated certificate of incorporation that will be in effect on the completion of this offering permits indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws that will be in effect on the completion of this offering provide that we will indemnify our directors and officers and permit us to indemnify our employees and other agents, in each case to the maximum extent permitted by the Delaware General Corporation Law.

We have entered into indemnification agreements with our directors and officers, whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee or agent of Xometry, Inc., provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interest of Xometry, Inc. At present, there is no pending litigation or proceeding involving a director or officer of Xometry, Inc. regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Securities Exchange Act of 1934, as amended, that might be incurred by any director or officer in his capacity as such.

The underwriters are obligated, under certain circumstances, under the underwriting agreement to be filed as Exhibit 1.1 hereto, to indemnify us and our officers and directors against liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities sold since January 1, 2018:

(1)	Option issuances.

We have granted under our 2016 Plan options to purchase an aggregate of 3,897,571 shares of our common stock to a total of 434 employees, consultants and directors, having exercise prices ranging from $1.65 to $12.32 per share. 1,437,034 of such options granted under the 2016 Plan have been exercised at a weighted-average exercise price of approximately $1.29 per share.

(2)	Preferred Stock Issuances.

In July 2020, we sold an aggregate of 1,136,622 shares of Series A-2 Preferred Stock at a purchase price of $9.576 per share, 390,152 shares of Series B Preferred Stock at a purchase price of $9.576 per share, 255,285 shares of Series C Preferred Stock at a purchase price of $9.576 per share, 150,168 shares of Series C Preferred Stock at a purchase price of $10.011 per share, 149,838 shares of Series D Preferred Stock at a purchase price of $9.576 per share, 164,821 shares of Series D Preferred Stock at a purchase price of $10.011 per share, and 2,275,759 shares of Series E Preferred Stock at a purchase price of $13.622 per share, for an aggregate purchase price of approximately $52,653,589.65.

In May 2019, we sold an aggregate of 5,494,064 shares of Series D Preferred Stock at a purchase price of $10.0108 per share, for an aggregate purchase price of approximately $54,999,975.96.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise specified above, we believe these transactions were exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or under benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

See the Exhibit Index on the page immediately preceding the signature page for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act will be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX11

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1**	Amended and Restated Certificate of Incorporation of Xometry, Inc., as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of Xometry, Inc., to be in effect on the completion of the offering.

3.3**	Amended and Restated Bylaws of Xometry, Inc., as currently in effect.

3.4*	Form of Amended and Restated Bylaws of Xometry, Inc., to be in effect on the completion of the offering.

4.1*	Form of Common Stock Certificate.

5.1*	Opinion of Cooley LLP.

10.1**	Seventh Amended and Restated Investor Rights Agreement, dated July 17, 2020.

10.2+**	Xometry, Inc. 2016 Equity Incentive Plan.

10.3+**	Xometry, Inc. Amendment No. 1 to 2016 Equity Incentive Plan

10.4+**	Xometry, Inc. Amendment No. 2 to 2016 Equity Incentive Plan

10.5+**	Xometry, Inc. Amendment No. 3 to 2016 Equity Incentive Plan

10.6+**	Xometry, Inc. Amendment No. 4 to 2016 Equity Incentive Plan

10.7+**	Xometry, Inc. Amendment No. 5 to 2016 Equity Incentive Plan

10.8+**	Forms of grant notice, stock option agreement, and notice of exercise under the Xometry, Inc. 2016 Equity Incentive Plan.

10.9+*	Xometry, Inc. 2021 Equity Incentive Plan.

10.10+*	Forms of grant notice, stock option agreement and notice of exercise under the Xometry, Inc. 2021 Equity Incentive Plan.

10.11+*	Forms of restricted stock unit grant notice and award agreement under the Xometry, Inc. 2021 Equity Incentive Plan.

10.12+**	Employment agreement by and between Xometry, Inc. and James Rallo, dated as of April 13, 2020

10.13+*	Form of Indemnification Agreement entered into by and between Xometry, Inc. and each director and executive officer.

21.1**	List of Subsidiaries of Xometry, Inc.

23.1*	Consent of KPMG LLP, independent registered public accounting firm.

23.2*	Consent of Cooley LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on page II-4).

*	To be submitted by amendment.
**	Previously submitted.
+	Indicates management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gaithersburg, State of Maryland, on                 , 2021.

XOMETRY, INC.

By:
Name:	Randolph Altschuler
Title:	Co-Founder, Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Randolph Altschuler as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Randolph Altschuler	Chief Executive Officer, Co-Founder and Director (Principal Executive Officer)	, 2021

James Rallo	Chief Financial Officer (Principal Accounting Officer)	, 2021

Laurence Zuriff	Chief Strategy Officer, Co-Founder and Director	, 2021

George Hornig	Chairman and Director	, 2021

Emily Rollins	Director	, 2021

Signature	Title	Date

Deborah Bial	Director	, 2021

Craig Driscoll	Director	, 2021

Fabio Rosati	Director	, 2021

Katharine Weymouth	Director	, 2021